As filed with the Securities and Exchange Commission on January 30, 2008

Registration No. 333-147191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fabrinet

(Exact name of registrant as specified in its charter)

Cayman Islands	3661	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Walker House 87 Mary Street George Town KY1-9009 Cayman Islands

(662) 998-9956

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1090 Vermont Avenue, N.E., Suite 430

Washington, D.C. 20005

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Karen K. Dreyfus, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	John G. Crowley, Esq. James C. Lin, Esq. Davis Polk & Wardwell The Hong Kong Club Building 18th Floor, 3A Chater Road, Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2008

[            ] Shares

ORDINARY SHARES

Fabrinet is offering [    ] ordinary shares and the selling shareholders are offering [    ] ordinary shares. This is our initial public offering and no public market exists for our ordinary shares. We anticipate that the initial public offering price will be between $[    ] and $[    ] per ordinary share.

We have applied for listing of our ordinary shares on the New York Stock Exchange under the symbol “FN.”

Investing in our ordinary shares involves risks. See “ Risk Factors” beginning on page 9.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Fabrinet	Proceeds to Selling Shareholders
Per share	$	$	$	$
Total	$	$	$	$

The selling shareholders have granted the underwriters the right to purchase up to an additional [        ] ordinary shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2008.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

ABN AMRO INCORPORATED

THOMAS WEISEL PARTNERS LLC

COWEN AND COMPANY

                    , 2008

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not, and the underwriters and selling shareholders have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Through and including                    , 2008 (the 25th date after the date of this prospectus), U.S. federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to [ ] additional ordinary shares.

Except where the context otherwise requires, references in this prospectus to:

•

“we,” “us,” “our company” and “our” are to Fabrinet and its direct and indirect wholly-owned subsidiaries, including Fabrinet USA, Inc., Fabrinet Co., Ltd., E2O Communications Pte Ltd., PT E2O Communications Indonesia, FBN New Jersey Manufacturing, Inc., Fabrinet China Holdings, CASIX, Inc., Fabrinet Pte. Ltd. and FBN Canada Manufacturing, Inc.;

•	“ordinary shares” are to our ordinary shares;

•	“dollars” or “$” are to the legal currency of the United States;

•	“RMB” are to the legal currency of the People’s Republic of China;

•	“China” or “the PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan; and

•	“the U.S.” are to the United States of America.

ii

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should carefully read this prospectus, including our financial statements and related notes beginning on page F-1, and the registration statement of which this prospectus is a part in their entirety before investing in our ordinary shares, especially the risks of investing in our ordinary shares, which we discuss under “Risk Factors.”

Overview

We provide foundry services to optical communications component, module and subsystem OEMs, which we refer to as optical communications components OEMs. Our foundry services are based on precision optical and electro-mechanical process technologies and know-how that we have obtained through our focus on the industry since our inception in early 2000. As part of our services, we design and manufacture application-specific crystals, prisms, lenses, laser components, substrates and other glass and crystal products, which we refer to as bulk optics. We incorporate our bulk optics into our customers’ higher-level assemblies and offer our bulk optics for sale to our customers. From our inception in 2000, we have focused on the optical communications components market within the optics industry. Recently, we have also begun to provide foundry services to other markets within the optics industry, including the medical, industrial and measurement optics markets, which require precision optical and electro-mechanical process technologies similar to the optical communications components market.

Examples of products that we manufacture for our OEM customers include selective switching products that route signals through fiber traffic at various wavelengths, reconfigurable optical add-drop modules, or ROADMs, that enable network managers to add or drop various communication wavelengths into a network, and measurement and positioning sensors that enable the detection of a light source in laser meters and level meters for the construction and surveying industries. We believe that there is no other provider of foundry services with a similar breadth of optical and electro-mechanical process technology capabilities that does not compete with its customers in their end-markets.

We offer a broad range of foundry services that cover the entire manufacturing process, including design, process engineering, supply chain management, manufacturing, product assembly and test. We believe that we are well-positioned to help our OEM customers reduce their manufacturing costs while maintaining or improving the quality, reliability, design and delivery times for their products. We believe that our optical and electro-mechanical process technologies, coupled with our bulk optics technologies, have created a competitive advantage for us. These technologies include:

•	crystal growth;

•	crystal and glass processing;

•	optical and mechanical material and process analysis;

•	precision optical and electro-mechanical fiber assembly;

•	fiber metallization and lensing;

•	fiber handling and fiber alignment;

•	advanced optical packaging;

•	reliability testing;

•	optical testing;

•	optical coating;

•	optical assemblies; and

•	glass drawing.

Our range of capabilities, from the design of bulk optics through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements to our customers’ product development cycles, manufacturing cycle times, quality and reliability, input cost and lead times, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure that is designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. As of December 31, 2007, our facilities comprised approximately 1,071,000 total square feet, including approximately 168,000 square feet of office space and approximately 903,000 square feet devoted to manufacturing and related activities, of which approximately 265,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is in the PRC and the U.S.

Our customers include seven of the ten largest optical communications components companies worldwide in terms of revenue in 2006, according to Ovum-RHK, a marketing research firm. In many cases, we are the sole foundry partner used by our customers for the products that we produce for them in our facilities. We have passed the rigorous facility and product-specific qualification processes of our customers and our customers’ customers.

Since our inception, we have delivered a strong financial track record of increasing revenues and profitability. Our total revenues have increased from $202.0 million in fiscal 2005 to $375.7 million in fiscal 2006 to $496.1 million in fiscal 2007, a compound annual growth rate of 56.7%. Our gross margins and operating margins have increased from 5.6% and 2.4%, respectively, in fiscal 2005 to 9.6% and 6.7%, respectively, in fiscal 2006 to 14.6% and 10.9%, respectively, in fiscal 2007. Our net income as a percentage of total revenues has increased from 2.7% in fiscal 2005 to 5.7% in fiscal 2006 to 10.0% in fiscal 2007. We have been consistently profitable since our inception and have achieved 31 quarters of consecutive profitable operations.

Industry Background

Consistent increases in network traffic volumes have been driven by the demand for lower-cost voice and video data delivered over internet protocol, or IP, networks, competition among network carriers to deliver enhanced voice and video applications, and the convergence of voice, data and video services through one service provider. These increases have resulted in higher network utilization and the need for carrier networks to increase their bandwidth capacity. This demand for increased capacity has spurred an increase in carrier demand for infrastructure equipment, including optical communications network equipment. According to Ovum-RHK, annual sales for the global optical communications components market increased at a compound annual growth rate of 9.8% between 2002 and 2006, reaching approximately $3.9 billion in 2006. Ovum-RHK projects that annual sales will increase at a compound annual growth rate of 8.1% to reach approximately $5.1 billion by 2011.

Since 2001, optical communications components OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, these vendors are better able to concentrate on what they believe are their core strengths, such as research and development, marketing and sales. Outsourcing production often allows these vendors to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced design and manufacturing technologies.

The optical and electro-mechanical process technologies used in the optical communications components market also have applications in other markets within the optics industry, such as the medical, industrial and measurement optics markets. These markets are substantially larger than the optical communications components market. For example, according to OIDA’s Global Optoelectronics Industry Market Report for 2007, the precision optical components market was $43.3 billion in 2006 and is expected to grow to over $100 billion by 2017, a compound annual growth rate of over 8%. This growth is driven by the continued integration of optical technologies into new applications across a variety of industries and device platforms. For example, optical technologies are used in many diverse industries, including medical devices, surveying and positioning, test and measurement equipment, logistics, oil and gas, chemical and other industries. Similar to the optical communications components market, the manufacturing of optics products in these other markets is complex, utilizing customized environments and a variety of specialty processes, including optical packaging technology, such as laser welding, and fiber handling and fiber alignment.

We believe that we are well-positioned to provide foundry services across all optics end-markets. To control and optimize yields and maintain quality and reliability, manufacturing optics products requires a dedicated process engineering team with deep knowledge in materials sciences and physics. In addition to the high barriers to entry associated with the complexities of optical and electro-mechanical manufacturing processes, critical customer intellectual property is involved in the manufacture of our customers’ products. Most companies with our expertise have chosen to introduce their own products and, as a result, directly compete with their customers. Intellectual property risks and the technical challenges of achieving high yields and quality levels have historically made OEMs reluctant to outsource production of their products to more than a single trusted partner. We believe that we are unique in our target markets because we have adopted a pure foundry business model, in that we exclusively produce optics devices for our customers and do not compete with them. As a result of our model, we believe that we are more closely aligned and better able to develop a long-term relationship with our customers than our competitors.

Our Competitive Strengths

We believe that we have become the market leader in providing foundry services to optical communications components OEMs due to our long-term commitment to optical and electro-mechanical process technologies and our strategic alignment with our customers. More specifically, our key competitive strengths include:

•	advanced optical and electro-mechanical process technology expertise;

•	compelling value proposition;

•	broad optical manufacturing and process engineering services;

•	vertical integration targeting custom bulk optics; and

•	a management team with a demonstrated track record of financial and strategic execution.

Our Growth Strategy

Our mission is to further strengthen our position within the optical communications components market and to become the leading provider of foundry services to other optics end-markets worldwide. To achieve this mission, we plan to:

•	expand on our strength in the optical communications components market;

•	leverage our advanced optical technology expertise to expand into other optics end-markets;

•	extend our bulk optics vertical integration; and

•	leverage our acquisition track record.

Risks Associated With Our Business

We face numerous challenges and risks in our business, including those that we describe under “Risk Factors.” In particular, we may be subject to:

•	dependence on a limited number of key customers;

•	less than expected growth of our customers in the optical communications components market and our inability to diversify our foundry services and penetrate other markets within the optics industry;

•	shortages of materials used in our manufacturing processes and increases in the prices that we pay for these materials;

•

competitive factors, including actions by our competitors, entry of new competitors into the markets in which we compete, consolidation in the markets that we serve, and our customers’ expansion of their internal manufacturing capacity and capabilities;

•	an inability to accurately predict demand and resulting difficulties managing inventory and capacity;

•

risks associated with an international business, including adverse political, business or economic changes in Thailand or the PRC, such as wage inflation, currency rate fluctuations, import/export regulations and tax rate changes; and

•	difficulties completing or integrating acquisitions or other strategic transactions.

Our Corporate Information

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. We have nine direct and indirect wholly-owned subsidiaries. Our principal executive office is located at Walker House, 87 Mary Street, George Town KY1-9009, Cayman Islands, and our telephone number at that address is (662) 998-9956. Our agent for service of process in the United States is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005, and its telephone number at that address is (800) 927-9800. Our website address is www.fabrinet.com. The information on or accessible through our website is not part of this prospectus.

Fabrinet, CASIX and VitroCom are registered trademarks of Fabrinet. The Fabrinet logo is a registered stylized trademark of Fabrinet. All other trademarks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Unless the context otherwise requires, we use the terms “our company,” “we,” “us,” and “our” in this prospectus to refer to Fabrinet and its subsidiaries.

THE OFFERING

Ordinary shares offered by us	[ ] shares

Ordinary shares offered by the selling shareholders	[ ] shares

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase an additional [ ] ordinary shares to cover over-allotments.

Price per ordinary share	$[ ]

Ordinary shares to be outstanding after this offering	[ ] shares

Use of proceeds

We intend to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures for expansion of capacity and potential acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds” for additional information.

Dividend policy	We currently do not intend to pay cash dividends and are prohibited from doing so under certain agreements governing our borrowing arrangements.

Listing

We have applied for approval to have our ordinary shares included for listing on the New York Stock Exchange. Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE symbol	“FN”

Lock-up

Each of us, the selling shareholders, all of our directors and officers and certain of our shareholders and optionholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of ordinary shares that will be outstanding immediately after the closing of this offering is based on 29,795,139 ordinary shares outstanding as of September 30, 2007, and excludes:

•	1,717,800 ordinary shares issuable upon the exercise of stock options outstanding as of September 30, 2007 under our 1999 Share Option Plan at a weighted average exercise price of $1.91 per share;

•

118,457 ordinary shares available for future issuance under our 1999 Share Option Plan, 1,500,000 ordinary shares that will be available for future issuance under our 2008 Performance Incentive Plan, and 250,000 ordinary shares that will be available for future issuance under our Employee Share Purchase Plan; and

•	97,175 ordinary shares issuable upon the exercise of a warrant outstanding as of September 30, 2007, at an exercise price of $0.01 per share.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to [ ] additional ordinary shares;

•	the amendment and restatement of our memorandum and articles of association upon or immediately prior to the closing of this offering; and

•

the establishment of our 2008 Performance Incentive Plan and our Employee Share Purchase Plan, to be effective upon the completion of this offering. We expect that our shareholders will approve these plans prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the summary consolidated financial data for the three months ended September 30, 2007 and 2006, and as of September 30, 2007, from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary consolidated financial data for the years ended June 30, 2007, 2006 and 2005, and as of June 30, 2007 and 2006, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary consolidated financial data for the years ended June 30, 2004 and 2003, and as of June 30, 2005, 2004 and 2003, from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or GAAP.

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:
Revenues:
Optics	$117,541	$120,842	$487,028	$370,443	$197,201	$100,438	$33,858
Disk storage solutions	—	—	—	—	4,707	106,045	172,089
Income from production wind-down and transfer agreements	679	2,024	9,115	5,216	44	—	—

Total revenues	118,220	122,866	496,143	375,659	201,952	206,483	205,947

Cost of revenues	(102,460)	(105,598)	(423,858)	(339,682)	(190,633)	(196,036)	(194,603)

Gross profit	15,760	17,268	72,285	35,977	11,319	10,447	11,344
Selling, general and administrative expenses	(4,983)	(4,027)	(18,036)	(10,935)	(6,389)	(6,165)	(5,535)

Operating income	10,777	13,241	54,249	25,042	4,930	4,282	5,809
Interest income	379	332	1,370	1,015	508	290	400
Interest expense	(666)	(715)	(2,842)	(3,346)	(834)	(285)	(336)
Foreign exchange (loss) gain, net	(242)	(5)	(336)	(181)	165	263	25

Income before income taxes	10,248	12,853	52,441	22,530	4,769	4,550	5,898
Income tax	(769)	(891)	(2,702)	(1,076)	730	54	(435)

Net income	$9,479	$11,962	$49,739	$21,454	$5,499	$4,604	$5,463

Earnings per share:
Basic	$0.32	$0.40	$1.68	$0.73	$0.19	$0.16	$0.20
Diluted	$0.30	$0.39	$1.60	$0.71	$0.18	$0.15	$0.18
Weighted average number of ordinary shares outstanding:
Basic	29,765	29,560	29,600	29,469	29,451	28,503	27,998
Diluted	31,361	30,954	31,077	30,403	30,032	30,125	30,400

	As of September 30, 2007	As of June 30,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$43,293	$40,873	$40,063	$42,953	$35,765	$36,147
Working capital(1)	97,880	102,268	64,856	48,159	42,891	40,889
Total assets	238,343	240,081	240,815	180,325	96,394	75,264
Long-term loans from banks, non-current portion	9,075	9,825	12,498	8,692	6,222	781
Total liabilities	101,203	110,726	162,132	123,287	45,014	28,670
Total shareholders’ equity	137,140	129,355	78,683	57,038	51,380	46,594

(1)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this prospectus before deciding to invest in our ordinary shares. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us or our ordinary shares.

If any of the following risks actually occur, they may harm our business, financial condition and operating results. In this event, the market price of our ordinary shares could decline and you could lose some or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and in adverse ways from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related To Our Business

Our sales are dependent and may continue to be dependent on a few customers, many of which have substantial purchasing power and leverage in negotiating contracts with us. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

A few large customers in the optical communications components, modules and subsystems, or optical communications components, market account for most of our total revenues. Our top three customers accounted for 19%, 18% and 15%, respectively, of our total revenues during the three months ended September 30, 2007. During fiscal 2007, our top three customers accounted for 26%, 23% and 15%, respectively, of our total revenues. During fiscal 2006, our top three customers accounted for 28%, 24% and 18%, respectively, of our total revenues. Dependence on a limited number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one customer could have an adverse effect on our revenues. We expect to continue to depend upon a relatively small number of customers and their growth, viability and financial stability for a significant percentage of our total revenues. Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts receivable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Many of our customers are large optical communications components providers that have substantial purchasing power and leverage in negotiating contracts with us. These customers have and will continue to seek advantageous pricing and other commercial terms from us, and may require us to deploy additional engineering services or incur additional costs in manufacturing their products. We have and may continue to be required to reduce our average selling price, or increase the average cost, in response to competitive pricing pressures. Further, our largest customers may exert significant pressure when negotiating an extension of a master supply agreement with us and may require us to renegotiate existing agreements in ways that are disadvantageous to us. To maintain acceptable operating results, we will need to introduce service enhancements on a timely basis and continue to reduce our costs and successfully continue to win new contracts from customers. If we are unable to offset any reductions in our average selling prices or increases in our average costs with increased sales volumes or reduced production costs, our operating results will be harmed.

Our customers have the right to terminate their manufacturing arrangements with us for cause with 30 days prior notice. Some of our customers also have significantly reduced or delayed the volume of design, production, product management or repair services that they order from us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project by project basis. Typically, the supply contracts or purchase orders that we have in place with our customers are supplemented by an amendment to accommodate the terms of any new business arrangements. We depend on customers to fulfill the terms associated with these orders or contracts. In addition, our existing contracts with our customers generally have a remaining term and a potential renewal term of less than one year. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

If the trend of outsourcing by our customers slows as a result of a decision by our customers to increase their internal manufacturing capacity, a reduction in demand for the products that we manufacture for our customers or other reasons, we would not be able to sustain our historical rate of growth, which could adversely impact our business, financial condition and operating results.

Our future growth will be limited to the extent that opportunities are not available to us as a result of our customers deciding to perform manufacturing and related functions internally or delaying their decision to outsource, or our inability to win new contracts. Future growth in our total revenues depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from our customers. In addition, we currently do not expect to enter into new agreements that will generate material income from production wind-down and transfer agreements. Political pressure or negative sentiment by the customers of our customers to the movement of production from the U.S. or other jurisdictions to lower-cost geographies could also adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to manufacturing services providers such as us who have substantial capacity or relationships in lower-cost geographies. Further, many of our customers may already have significant manufacturing capacity in lower-cost geographies, which will reduce our competitive advantage.

Our current customers may also experience a reduction in demand for their products, either as a result of a general downturn in their industry or if they fail to keep up with technological advances. In the event that our customers experience reduced demand for their products, we expect that they will have less production to outsource to us, and these customers may allocate their production to their own in-house manufacturing divisions rather than use a third party like us to manufacture their products.

If the optical communications components market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of foundry services for the optical communications components market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video, text and other data delivered over high-speed connections. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) an uncertain regulatory environment, (ii) reluctance from network carriers to supply video and audio content over the communications infrastructure, and (iii) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer non-complementary and competing content delivery solutions. The optical communications components market also has experienced periods of overcapacity, and those periods of overcapacity have occurred even during periods of relatively high network usage and bandwidth demands.

If the factors described above were to slow, stop or reverse the expansion in the optical communications components market, our business, financial condition and operating results would be negatively affected for an indeterminate period, in several ways, including:

•	overall capital expenditures by many of our customers or potential customers may be flat or reduced;

•	we will continue to have only limited ability to forecast the volume and product mix of our sales; and

•	managing expenditures and inventory will be difficult in light of the uncertainties surrounding our business.

Ultimately, if either our current expectations or our customers’ current expectations for network growth and bandwidth demand are not realized, our business, financial condition and operating results could be harmed.

If we are unable to diversify our foundry services across other markets within the optics industry, such as the medical, industrial and measurement optics markets, our business may not grow as fast as we expect.

We have taken initiatives to increase our diversification across other markets within the optics industry, such as the medical, industrial and measurement optics markets, to reduce our dependence on the optical communications components market and to grow our business. Currently, the optical communications components market comprises substantially all of our revenues. Further, there can be no assurance that our efforts to expand and diversify into any of these other markets within the optics industry will prove successful. In the event that the opportunities presented by these new markets prove to be less than anticipated, if we are less successful than expected in penetrating these new markets, or if our margins in the new markets prove less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in the new markets, all of which could harm our business, financial condition and operating results.

Delays or reductions in customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. We recognize much of our revenues in the final month of a quarter, in line with increases in customer demand, and contemplated revenues may not materialize, potentially resulting in fluctuations in our quarterly results. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess components, materials or other inventory. Many of our costs and operating expenses are relatively fixed. As a result, a reduction in our customer demand could decrease our gross profit and harm our business, financial condition and operating results. In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers’ requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to schedule production, order appropriate levels of materials and maximize the utilization of our manufacturing capacity. This could also lead to an inability to meet the production demands that can spike at the end of a quarter, all of which could harm our business, financial condition and operating results.

If our customers do not qualify our foundry services, if our customers’ products are not qualified by their customers, or if delays in the qualification process occur, our operating results may suffer.

While most of our customers do not purchase our foundry services until they qualify our services and satisfactorily complete factory audits and vendor evaluations, we typically incur expenses in advance to produce a test run of their products to demonstrate that those products will meet our customers’ qualification standards. Existing products that we currently manufacture, as well as each new product that we contemplate manufacturing, must satisfy varying levels of qualification with our customers as a condition to undertaking the manufacturing process. In addition, because of the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacturing of the product and receive revenues from the customer. Further, if the customers of our customers limit the number of suppliers that they use, our customers could lose qualification from their customers with respect to a particular product that we manufacture for them. It is unlikely that we would be able to recover the expenses for canceled or unutilized custom design projects. It is difficult to predict our success or the success of our customers in meeting all applicable qualification standards or the frequency with which customers will delay, modify or cancel their projects. Any such delay, modification, failure to qualify or cancellation of a project could harm our business, financial condition and operating results.

If our customers’ customers fail to qualify or delay the qualification of any products that we manufacture for our customers, our business, financial condition and operating results could be harmed. The qualification and field testing of the products that we manufacture for our customers typically takes six months to a year or longer to complete. This process is unpredictable and not under our or our customers’ control. As a result, we may experience a delay in our revenue recognition, or incur significant expenses that we cannot recover if the product fails to meet qualification standards. Any unanticipated delay in qualification of one of our customers’ products could result in the delay or cancellation of orders from our customers, which could harm our business, financial condition and operating results.

Our quarterly revenues and operating results have fluctuated significantly from quarter to quarter and may continue to do so in the future, which may cause the market price of our ordinary shares after this offering to decline or be volatile.

Our total revenues and operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate significantly in the future. A substantial portion of our total revenues in any given quarter may depend on obtaining and fulfilling orders to be manufactured and shipped in either the same quarter in which those orders are received or in the subsequent quarter. Further, a significant portion of our total revenues in any given quarter may depend on subsystems being configured, completed, packaged and shipped in the final weeks of that quarter. Our operating results may fluctuate in the future as a result of many factors, including:

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fluctuations in demand for our manufacturing services and for our customers’ products, including as a result of industry-wide downturns, such as the downturn experienced in the optics industry between 2001 and 2004;

•	the accuracy of our customers’ forecasts of future production requirements;

•	our ability to manage our manufacturing process and inventory levels;

•	cancellations by customers of orders and shipment reschedulings;

•	changes in general competitive and economic conditions or in our customers’ markets;

•	foreign exchange risk arising from our incurring substantial costs in both the Thai baht and the Chinese renminbi, or RMB, while recognizing revenue principally in U.S. dollars;

•	the availability of skilled labor and increases in the cost of skilled labor;

•	the availability of materials used in our manufacturing processes and increases in the prices of these raw materials;

•	our ability to achieve acceptable production yields from our fabrication facilities;

•	the practice of our customers placing large orders sporadically with short lead times;

•	our ability to significantly expand our manufacturing capacity at our facilities in Thailand, the PRC and New Jersey;

•	the ability of our manufacturing facilities in Thailand, the PRC and New Jersey to timely produce and deliver products and bulk optics in the quantity and of the quality that our customers require;

•	competitive factors, including actions by our competitors, the entry of new competitors into the markets in which we compete and the actions of our customers’ competitors;

•	costs associated with, and the outcomes of, any intellectual property or other litigation to which we may become a party; and

•	decreased customer demand resulting from intellectual property or other litigation involving our customers.

Due to the above factors and other risks discussed in this section, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares, and the market price of our ordinary shares might fall below the initial public offering price.

We purchase some of the critical materials used in our products from a single source or limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, cost or availability of many of our important products, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of our products. These products include several of our advanced components, modules and subsystem products. We generally purchase these single or limited source products through standard purchase orders or supply agreements. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. We do not maintain long-term guaranteed supply agreements with all of our suppliers. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier’s contract terms and demand for a component at a given time. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies, or our inability to obtain reduced pricing from our suppliers in response to competitive pressures.

Many of our important suppliers are small companies facing financial stability, quality, yield, scale or delivery concerns. Some of these companies may be acquired, undergo material reorganizations or become insolvent, causing us to lose an important source of supplies. Other important suppliers are larger companies with limited dependency upon our business, resulting in unfavorable pricing, quantity or delivery terms. Certain of our larger suppliers have also experienced and may in the future experience yield problems. While any yield problems experienced by our larger suppliers to date have not placed a significant strain on our production capacity, we can provide no assurance that this will be true in future periods. We are currently undertaking programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems. In addition, these problems have impacted, and we expect for the foreseeable future to continue to impact, our ability to meet customer expectations. If we do not identify and implement long-term solutions to our supply chain problems, our revenues, profitability and customer relationships could be harmed.

Consolidation in the markets that we serve could harm our business, financial condition and operating results.

Consolidation in the markets in which our customers compete has resulted in a greater concentration of purchasing power in a small number of large service providers and cable operators. In addition, consolidation of our customers has resulted in a substantial reduction in the number of potential customers for our services. For example, one of our customers, EMCORE Corporation, recently announced the acquisition of certain product lines and other assets from Intel Corporation. After giving effect to the transaction, which is expected to close by March 2008, EMCORE Corporation would have accounted for more than 10% of our total revenues during the quarters ended June 30, 2007 and September 30, 2007. The increased concentration among our customer base and the customer base of our customers may also lead to increased negotiating power for our customers and may require us to decrease our average selling prices.

As a result of the current economic climate, consolidation in the markets that we serve may further increase. Consolidation often results in an increase in excess manufacturing capacity as companies seek to close plants or take other steps to increase efficiencies and realize synergies of mergers. The availability of excess manufacturing capacity could create increased pricing and competitive pressures for our business and our target markets. Finally, consolidation among the suppliers of our important materials could result in higher costs for those materials as a result of reduced competitive pressures between potential suppliers. Accordingly, consolidation in the markets that we serve could harm our business, financial condition and operating results.

Managing our inventory is complex and may include write-downs of excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory of components, modules and subsystems is complex. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in overages or shortages of certain materials. Generally, we are unable to use inventory created for one of our customers to manufacture products for any of our other customers. While we attempt to structure our agreements with customers to mitigate our risks related to excess or obsolete inventory, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business, financial condition and operating results may be harmed. Further, in the event that we are unable to obtain contractual protections from our customers with respect to inventory risk, our operating results could decrease significantly during a period in which we experience excess inventory. If actual orders do not match our forecasts, we may have overages or shortages of some materials and components as well as excess inventory purchase commitments. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results.

We may allocate resources to projects in a manner that harms our business, financial condition and operating results based upon forecasts of revenues or volume that prove to be incorrect.

We may be required to make capital investments to expand our capacity, hire and train new employees or devote significant resources to meet the manufacturing needs of our customers. For example, we purchased real estate and began construction of an approximately 317,000 square foot facility in Bangkok, Thailand in 2006, which we completed in December 2007. In addition, because we often allocate assets and employees to a specific customer exclusively to protect the intellectual property of that customer, our ability to move employees from the production of one customer’s products to the production of another customer’s products is often contractually restricted, which could result in underutilized employees or severance costs relating to the termination of those employees. We make resource allocation decisions based upon a variety of factors, including the customer’s forecasts of volume or revenues. Sometimes the assumptions and forecasts we or our customers make may be erroneous and may cause us to devote significant resources to a project that fails to achieve these volume or revenue forecasts. If we devote too many resources to a project that fails to meet these forecasts, it could harm our business, financial condition and operating results.

If we fail to adequately expand and manage our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements, (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them, (iii) manufacture the products themselves, or (iv) otherwise decide against using our services for their new products.

We manufacture all of our customers’ products in our existing facilities in Thailand, the PRC, and the U.S. We recently expanded our manufacturing capacity at our Thailand facilities and may further expand our manufacturing capacity in the future. We must devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management’s time and may disrupt our operations.

Additional risks associated with increasing our manufacturing capacity include:

•	an inability to attract, retain or train manufacturing personnel or shortages of such personnel;

•	difficulties in achieving adequate yields from new manufacturing product lines;

•	an inability to quickly implement an adequate set of financial controls to monitor the increased scale of our business;

•	a reduction in the demand for our facilities if our customers expand their own internal manufacturing capacity and capabilities;

•	difficulties in maintaining customer, supplier and other favorable business relationships during a transition period;

•	a failure to acquire additional facilities in desirable locations or on commercially reasonable terms;

•	increased expansion costs as the land surrounding our existing facilities becomes more valuable as our current operations increase the value of nearby properties; and

•	an inability to procure any equipment that our customers do not provide to us but which may be required for us to deliver sufficient quantities of products to them.

In the event that we are unsuccessful in our attempts to expand and manage our manufacturing capacity, our business, financial condition and operating results could be harmed.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

Our customers are located throughout the world. In addition, the vast majority of our operations are located in jurisdictions outside the U.S., including manufacturing, sales and customer support operations. Our operations outside the U.S. include facilities located primarily in the Asia-Pacific region. The distances between Thailand, the PRC and the U.S. create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our international presence also exposes us to other risks, such as the following, any and all of which could harm our operating results:

•	our ability to comply with customs, import, export and other trade compliance regulations of the countries in which we do business, together with any unexpected or adverse changes in such regulations;

•	difficulties in establishing and enforcing our intellectual property rights;

•	currency fluctuation, particularly as it impacts wage inflation in Thailand and the PRC;

•	tariffs and other trade barriers;

•	changes in local tax rates and other potentially adverse tax consequences, including the cost of repatriation of earnings;

•	adverse changes in trade policies between countries in which we maintain operations;

•	political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing facilities or in which our customers maintain significant operations;

•	difficulties in staffing and managing international offices, including any labor unrest;

•	language and cultural barriers;

•	increased travel, infrastructure and legal compliance costs associated with multiple international locations; and

•	seasonal reductions in business activities in the countries where our international customers are located.

Policy changes by the U.S. government or by foreign governments could also harm our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, our business could be adversely affected if our host countries revise their policies in a manner that is less favorable to foreign investment or foreign trade, including the elimination of tax holidays.

Total revenues from customers outside North America accounted for 36.5% of our total revenues in the three months ended September 30, 2007, and 35.0%, 33.8% and 29.1% of our total revenues in the fiscal years ended June 30, 2007, 2006 and 2005, respectively. We expect that total revenues from customers outside North America will continue to account for a significant portion of our total revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. Further, virtually all of our revenues for fiscal 2007 were generated in production facilities located outside of the U.S. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

We are subject to governmental export and import controls of several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. which limit our ability to sell and distribute the components, modules and subsystems that we manufacture. We currently receive preferential tax treatment from the Thai government, which is contingent on the export of our customers’ products out of Thailand, our agreement not to move our manufacturing facilities out of Thailand for up to 15 years and additional requirements. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our components, modules and subsystems or our customers’ ability to implement our components, modules and subsystems in those countries. The export of certain technologies from the U.S. and other nations to the PRC are barred by applicable export controls, and similar prohibitions could be extended to the export of those or other materials to Thailand.

Changes in export and import regulations or the products that we manufacture may prevent our customers with international operations from deploying our components, modules and subsystems throughout their global systems or, in some cases, prevent the export or import of our components, modules and subsystems to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in the decreased use of our components, modules and subsystems by, or in our decreased ability to export or sell our components, modules and subsystems to, existing or potential customers with international operations. Failure to comply with these and similar laws on a timely basis, or at all, or any limitation on our ability to export or sell our foundry services could harm our business, financial condition and operating results.

Changes in the political, social, business or economic conditions in Thailand could harm our business, financial condition and operating results.

Our main operations and assets are located in Thailand. In particular, the majority of our manufacturing services relating to components, modules and subsystems are provided at our Thailand facilities. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. Thailand has been assessed as medium political risk by AON Political Risk, a risk management, insurance and consulting firm, together with such nations as South Africa and the PRC. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government. We are not able to currently estimate the long-term impact, if any, that this coup will have on our operations in Thailand. If there were to be future coups or some other type of political unrest, such activity may impact our ability to manufacture products in Thailand and may prevent shipments from entering or leaving the country. Further, the death of the King of Thailand or any succession crisis could cause new or increased instability and unrest. In the event that a violent coup or civil unrest were to occur, we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, a new Thai government might repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. The new regime could nationalize our business or otherwise seize our assets. Conditions could become so unstable that all production activities in Thailand could cease. Past and future political instability such as the coup that occurred in September 2006 could harm our business, financial condition and operating results.

We expect to increase our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business financial condition and operating results.

One of our bulk optics manufacturing facilities is located in Fuzhou, the PRC. We anticipate that we will continue to invest in our manufacturing operations in the PRC. Because of their location in the PRC, these operations are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. A large part of the PRC’s economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a “wholly foreign-owned enterprise” and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws, regulations and legal requirements are relatively recent, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management’s attention.

Despite the risks of doing business in the PRC, we intend to continue to export products manufactured at our facilities in the PRC. Accordingly, upon application to and approval by the relevant governmental authorities, we may not be subject to certain taxes of the PRC and may be exempt from customs duty assessment on imported components or materials when the finished products are exported from the PRC. However, we are required to pay income taxes in the PRC, subject to certain tax relief. As trade regulations in the PRC are in a state of flux, we may become subject to other forms of taxation and duty assessments in the PRC or may be required to pay for export license fees in the future. In the event that we become subject to any new forms of taxation in the PRC, our business, financial condition and operating results could be harmed.

Fluctuations in foreign currency exchange rates could increase our operating costs, which would adversely affect our operating results.

Our manufacturing operations are located in lower-cost regions of the world, including Thailand and the PRC. However, most of our purchase and sale transactions are denominated in U.S. dollars. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country’s political and economic policies. Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Because our customer contracts generally provide that our customers will pay us in U.S. dollars, we have significant currency rate exposure to changes in the exchange rate between the Thai baht and the U.S. dollar. The majority of our revenues are received in U.S. dollars. The majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, our operating results are adversely impacted when the U.S. dollar depreciates relative to other currencies, particularly the Thai baht. We have experienced such depreciation in the dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. In particular, from July 31, 2001 to December 31, 2007, the U.S. dollar lost approximately one-fourth of its value against the Thai baht. We cannot guarantee that the depreciation of the U.S. dollar against the Thai baht will not worsen. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts of one to two month durations, leaving us exposed to longer term changes in exchange rates.

Also, we have significant currency rate exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary.

The value of the RMB is subject to changes in the PRC government’s policies and depends to a large extent upon the PRC’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. The official exchange rate for the conversion of RMB into U.S. dollars remained stable for a decade, until the RMB was revalued in July 2005 and permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of September 30, 2007, the RMB had appreciated approximately 10.2% against the U.S. dollar since July 1, 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

We face significant competition in some sectors of our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of internal manufacturing, and these internal manufacturing capabilities are our primary competition. Competition with the internal manufacturing units of our customers is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004. That downturn resulted in underutilized capacity and substantial pricing pressures, which harmed our operating results during these periods. Many of our potential customers continue to have excess manufacturing capacity at their facilities. Some sectors of our business have experienced increased price competition as a result, and if we continue to experience such increased level of competition in the future, our total revenues and gross margins may be harmed. If our customers choose to manufacture products internally rather than to outsource production to us, our business, financial condition and operating results could be harmed.

Other competitors in the markets for optics manufacturing include MMI Holdings Limited, Oplink Communications, SAE Magnetics (H.K.) Ltd. and Venture Corporation Limited. Our bulk optics operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc. and Photop Technologies, Inc. Larger existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets, although currently most of these companies typically tend to focus on less specialized, printed circuit board assembly, system assembly and packaging activities and do not possess complex optical and electro-mechanical process technologies. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater managerial, manufacturing, engineering, financial, technical, sales and marketing resources than we have. These advantages may allow them to adopt our business model and devote greater resources than we are able to devote to the development and promotion of service offerings which are similar to or better than our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, offer services that achieve greater market acceptance than ours, rely on superior brand or name recognition or combine or merge to form larger companies. These competitors may also undercut us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry has resulted in a continually changing competitive landscape, which could lead to larger and more geographically diverse competitors who have significant combined resources with which to compete against us. New and increased competition could result in price reductions for our services, reduced margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

We could be adversely affected as a result of conflicts of interest arising from perceived confidentiality concerns relating to some of our customer relationships.

JDS Uniphase Corporation, or JDSU, one of our largest customers, is a significant shareholder and until recently appointed a member of our board of directors pursuant to a contractual arrangement. JDSU owned approximately 6.4% of our outstanding ordinary shares on a fully-diluted basis as of September 30, 2007. Another of our directors is a director and major shareholder of Finisar Corporation, one of our largest customers. As a customer, JDSU accounted for approximately 26%, 28% and 35% of our total revenues for the fiscal years ended June 30, 2007, 2006 and 2005, respectively, and Finisar accounted for approximately 15%, 18% and 25% of our total revenues for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. These relationships could result in conflicts of interest between JDSU and Finisar, on the one hand, and us, on the other hand. These relationships could also impede our business development if we are unable to increase our prices or margins during negotiations. As a result of the involvement of Finisar’s and JDSU’s affiliates on our board of directors, Finisar or JDSU may have obtained, and Finisar may obtain in the future, confidential information about us that could harm our ability to negotiate favorable terms or expand our business opportunities. Our existing and potential customers may also view our current and past relationships with JDSU, Finisar and their affiliates as likely to adversely affect the protection of their confidential information and, as a result, may choose to use one of our competitors for their production or perform that production internally.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We entered into production wind-down and transfer agreements in December 2004, May 2005 and February 2006, wound down the affected operations and transferred the operations to our Thailand facilities. We entered into these agreements because we believe that providing production transfer services facilitates a more efficient transfer for us and eases the requirements of our customers during the transfer of their production to our Thailand facilities. We have grown and expect to continue to grow our business through acquisitions, asset purchases and other types of transactions, which transactions may take the form of production wind-down and transfer agreements. On an ongoing basis, revenues from these transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. These types of transactions may require significant working capital, typically entail many risks, could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or divisions and may adversely impact our operating results. The agreements entered into with divesting customers typically involve many risks, including the following:

•	we may need to purchase assets from, or assume obligations of, a divesting customer that exceed the value we ultimately may realize from the future business of the customer;

•	the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;

•	we may be unable to meet the expectations of the customer as to volume, product quality, timeliness and cost reductions;

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if demand for our customer’s products declines, our customer may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other customers;

•	we may experience difficulty maintaining customer, supplier or other favorable business relationships of acquired operations and restructuring or terminating unfavorable relationships;

•	we may receive insufficient total revenues to offset increased expenses associated with acquisitions and other strategic transactions;

•	we may lose key employees of the acquired companies or divisions; and

•	we may not achieve anticipated business volumes.

Acquisitions and other strategic transactions may also cause us to:

•	issue additional ordinary shares, which would dilute our current shareholders’ percentage ownership in us;

•	incur indebtedness to pay for the transactions;

•	assume liabilities, some of which may be unknown at the time of the transactions;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	devote significant resources to transactions that may not ultimately yield anticipated benefits;

•	incur greater than expected expenses or lower than expected revenues due to delays in transfer of production and qualifications;

•	assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected;

•	incur large and immediate write-offs of in-process research and development costs; or

•	become subject to litigation.

If we acquire research operations, expenses relating to acquired in-process research and development costs will be charged in the period in which an acquisition is completed. These charges may occur in future acquisitions and result in variability in our quarterly earnings. Further, acquisitions of other companies or divisions of other companies are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, some of these strategic transactions in the future may not result in any material revenues or contribute positively to our earnings per share.

If we or our customers are unable to respond successfully to technological or industry developments, our business, financial condition and operating results may be harmed.

The optics industry is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standards changes in our industry, including integrating new technologies or industry standards or upgrading our components, modules and subsystems, may require substantial time, effort and capital investment. Our business, financial condition and operating results could be harmed if we are unable to respond successfully to technological or industry developments. Further, even if we are able to respond to technological developments, if our customers are unable to respond successfully to those developments, it could harm our business, financial condition and operating results.

We may experience manufacturing yields that are low or lower than expected, potentially resulting in contractual liabilities and an inefficient allocation of our resources, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

•	the quality of input, materials and equipment;

•	the quality and feasibility of our customer’s design;

•	the repeatability and complexity of the manufacturing process;

•	the experience and quality of training of our manufacturing and engineering teams; and

•	the monitoring of the manufacturing environment.

Higher volume production due to demand for a fixed, rather than continually changing, design generally results in higher manufacturing yields, whereas lower volume production, such as our typical production, generally results in lower yields. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either before, during or after manufacture, results in lower yields and margins. Finally, manufacturing yields and margins can be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, and the fixed price may include specific assumptions for production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed. Additionally, under certain of our customer contracts, we may be required to pay penalties to our customers in the event that the products that we manufacture do not meet the end-customer’s testing requirements or otherwise fail, including replacing failed products installed by the end-customer or located in a customer’s or end-customer’s inventory, or paying a fee to the customer during the time period that the end-customer’s production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture and design products to our customers’ specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers’ products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected long after their initial acceptance by our customer.

We generally provide a warranty of between one and five years on the products that we manufacture. This warranty typically excludes design defects. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In particular, certain of the products that we manufacture often have an expected lifespan of approximately 20 to 25 years and must perform for a substantial length of time in a challenging environment. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer’s design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts to our customers, even where we have allocated liability to our customers, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product for which they have assumed responsibility.

If we design, engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available for all of our offerings on acceptable terms, in sufficient amounts, or at all. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, would therefore be required to pay any associated costs which are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our design and manufacturing services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

Any failure to protect our customers’ intellectual property that we use in the products we manufacture for our customers could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical communications components for our customers. These components often contain our customers’ intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers’ intellectual property. We maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers’ proprietary drawings, materials and products. The steps we take to protect our customers’ intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers’ intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

If we have insufficient intellectual property rights or know-how or if we fail to protect those we have, our business, financial condition and operating results could be harmed.

Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. The steps we take to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. In many instances, we do not obtain patents for our processes and process improvements, and typically any improvements that we make on behalf of a particular customer are perpetually and exclusively licensed to that customer. Other companies may be investigating or developing other technologies that are similar to our technologies. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar processes. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of some countries, including the Asia-Pacific nations, may not protect our intellectual property rights to the same extent as the laws of the U.S. Accordingly, insufficient intellectual property rights or know-how could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the components, modules and subsystems that we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of components for the optics industry, we are required to meet certain certification standards. Those standards include the following: ISO 9001:200 for Manufacturing Quality Systems; ISO 14001 for Environmental Quality Systems; TL9000 for Telecommunications Industry Quality Certification; TS16949:2002 for Automotive Industry Quality Certification; ISO 13485:2003 for medical devices; and various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices. As a result of these requirements, we are required to register with the FDA and other regulatory bodies and are subject to periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with these regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections. In the European Union, we are required to maintain certain ISO certifications in order to sell our foundry services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer. In addition, the travel requirements placed upon our executive officers may make it more difficult for them to perform their functions effectively.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including hiring additional persons experienced with human resources, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. Mr. Mitchell, our chief executive officer, president and chairman of the board of directors, is important to our operations and would be difficult to replace. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results. We do not have key person life insurance or long-term employment contracts with any of our key personnel.

Further, several of our key executive officers have a primary residence in the U.S. and commute to our offices in Thailand and the PRC, often traveling between their home, these and our other offices, and other customer locations around the world multiple times each year. The travel requirements placed upon our executive officers may increase the chances that they may terminate their employment. In addition, if we permit our executive officers to work remotely from time to time as a means to retain them, thereby reducing the time that they spend in our offices, it may be more difficult for them to perform their functions effectively.

Compliance with environmental laws and regulations could be costly, and noncompliance could have a material adverse effect on our business, financial condition and operating results.

Our operations use certain substances and generate certain wastes that are regulated or may be deemed hazardous under environmental laws of the various jurisdictions where we operate our manufacturing facilities.

Some of these laws impose liability for cleanup costs and damages relating to releases of hazardous substances into the environment. Future developments and increasingly stringent regulations could require us to incur additional expenditures relating to environmental matters at our facilities. Achieving and maintaining compliance with present, changing and future environmental laws could restrict our ability to modify or expand our facilities or to continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses. In the past, costs and liabilities arising under such laws have not been material. However, we are not certain that such matters will not be material to us in the future.

Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of, or not responsible for, the presence of such substances. In addition, in some countries in which we have operations, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility.

From time to time new environmental regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. For example, in 2003, the European Union enacted Directive 2002/95/EC on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or WEEE, for implementation in European Union member states. RoHS and WEEE regulate the use of certain hazardous substances in, and require collection, reuse and recycling of waste from, certain products we manufacture. We are aware of similar legislation that is currently in force or is being considered in the U.S., as well as other countries, such as the PRC and Japan. RoHS and WEEE are in the process of being implemented by individual countries in the European Union. It is likely that each jurisdiction will interpret RoHS and WEEE differently as they each implement them. The incomplete guidance available to us to date suggests that in some instances we might not be directly responsible for compliance with RoHS and WEEE, but that such regulations will likely apply directly to our customers. However, because we manufacture products and may provide design and compliance related services for our customers, we may at times become contractually or directly subject to such regulations. Also, final guidance from individual jurisdictions may impose different or additional responsibilities upon us. Our failure to comply with any of such regulatory requirements or contractual obligations could result in our being directly or indirectly liable for costs, fines and third-party claims, and could jeopardize our ability to conduct business in countries in the European Union.

In addition, our Thailand facilities are subject to a variety of environmental regulations specific to Thailand. In Thailand, the Enhancement and Conservation of National Environmental Quality Act B.E. 2535 (1992), or NEQA, empowers the Thai Minister of Industry to designate point sources of air, noise and water pollution that will be required to meet emission or effluent standards created under NEQA or other laws such as The Factories Act B.E. 2535 (1992). Point sources, such as our facilities in Pinehurst and Chokchai, are required to comply with the emissions standards prescribed by the National Environment Board established under NEQA and other applicable authorities. Designated point sources must either establish their own waste treatment facilities or arrange to send their waste to central waste treatment facilities where they are charged a fee for those treatment services.

The penalty for non-compliance with NEQA’s provisions is generally the cost of daily waste treatment multiplied by four, including fine and imprisonment, the latter penalty of which may also be imposed on the directors or manager if the violator is the corporate entity. Designated point sources, such as our facilities in Pinehurst and Chokchai, are required to provide monthly reports to local officials and representatives of the Pollution Control Department on the daily functioning of their treatment facilities. NEQA includes numerous, substantial liability and penalty provisions, including strict liability for any injury or damage suffered by private parties as a result of the activities of a polluter. Further, private parties who damage natural resources owned by the government are liable for the full amount of clean up costs.

Epidemics, natural disasters, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

Epidemics and other natural disasters could harm our business, financial condition and operating results. In some countries in which we operate, including the PRC and Thailand, potential outbreaks of severe acute respiratory syndrome or bird flu could disrupt our manufacturing operations, reduce demand for our customers’ products and increase our supply chain costs. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and continued economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations, the operations of our customers and the operations of our suppliers, and may affect the availability of materials needed for our foundry services or the means to transport those materials to manufacturing facilities and to transport finished products to customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

If we fail to develop and maintain an effective system of internal controls or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

U.S. securities laws require, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, as a public company we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to assess annually the effectiveness of our internal control over financial reporting and to enable our independent registered public accounting firm to issue a report on the assessment of our controls, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2009. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Audit Standard No. 5, “An Audit of Internal Control over Financial Reporting that is Integrated with an Audit of Financial Statements,” provides that a “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended June 30, 2007, we and our independent registered public accounting firm determined that we had two significant deficiencies in our internal control over financial reporting (i.e., deficiencies in internal control over financial reporting that are less severe than a material weakness but important enough to merit attention by our management): (i) we failed to obtain waivers on a timely basis from our lenders in connection with certain violations of covenants under our loan agreements, as further described under Note 12 of our consolidated financial statements, and (ii) we require additional accounting resources and expertise in order to supplement our knowledge of U.S. GAAP and ensure compliance with our U.S. GAAP and SEC reporting requirements. Neither of these significant deficiencies constituted, individually or in combination with each other, material weaknesses.

While we are undertaking measures to remedy these internal control deficiencies, there can be no assurance that we will be successful in doing so or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to potential delisting by the New York Stock Exchange and review by the New York Stock Exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

Due to the inherent limitations of control systems and the additional complexities of designing and implementing a control system that is effective across multiple geographies, our control system may not prevent all errors or fraud, or inform management of all material information in a timely manner.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls and procedures will prevent all error or fraud. A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been, or will be, detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. In addition, given that we conduct operations and our management team resides in a number of countries, we face additional logistical and communications challenges in designing effective disclosure controls and internal controls and procedures.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, or the degree of compliance with policies and procedures may deteriorate. Because of the inherent limitations in a cost-effective control system and the additional complexities of designing and implementing a control system across multiple geographies, misstatements due to error or fraud may occur and may not be detected by us.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. We were formed in the Cayman Islands and maintain manufacturing operations in Thailand, the PRC and the U.S. Any of these jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. In particular, our PRC subsidiary is located in the Fuzhou special economic zone in the PRC, where the prevailing income tax rate is 24%. Our PRC subsidiary currently qualifies as a foreign investment production enterprise and, therefore, presently pay taxes at a rate of 12%. However, during fiscal 2007, the PRC adopted a new Unified Enterprise Income Tax Law which took effect on January 1, 2008. Pursuant to the law, a new 25% statutory rate applies equally to domestic and foreign-invested enterprises unless they qualify for certain tax incentives. Enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, or (ii) in the case of fixed-term tax holidays, until the expiration of such term, subject to certain phase-out rules. Our PRC subsidiary may qualify for treatment as a high technology enterprise or may receive additional benefits for its location in a special economic zone, although there can be no assurance that we will so qualify. There is also a risk that Thailand may begin to treat our Cayman Islands parent as a permanent establishment and tax both its income and the income of our Thai subsidiary, rather than taxing solely the income of our Thai subsidiary. If we become subject to the 25% tax rate in the PRC or if Thailand begins to treat our Cayman Islands parent as a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. For instance, we have inter-company agreements in place that provide for our California subsidiary to provide administrative services for our Cayman Islands parent, and our Cayman Islands parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm’s length pricing principles and require the existence of contemporaneous documentation to support such pricing.

International tax authorities could challenge the validity of our related party financing and related party transfer pricing policies. Such a challenge generally involves a subjective area of taxation and a significant degree of judgment. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the value of our assets as determined by reference to the expected initial public offering price of our ordinary shares and our expected use of the proceeds of this offering, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2008 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the taxable year 2008 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. Our special U.S. counsel expresses no opinion with respect to our PFIC status or our expectations contained in this paragraph. If we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements. See “Taxation—U.S. Federal Income Taxation” for a more detailed description of the PFIC rules.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that the net proceeds of this offering, together with current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

•	acquire complementary businesses or technologies;

•	enhance our operating infrastructure;

•	hire additional technical and other personnel; or

•	otherwise respond to competitive pressures.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our foundry services, or otherwise respond to competitive pressures could be significantly limited.

We are controlled by a small group of our existing shareholders, whose interests may differ from the interests of our other shareholders.

As of September 30, 2007, our existing shareholders Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific, JDS Uniphase Corporation, J.F. Shea Co. Inc. and our chief executive officer, president and chairman of the board of directors, David T. Mitchell, beneficially owned, collectively, approximately 94.6% of our outstanding ordinary shares. Following this offering, Asia Pacific Growth Fund III, L.P. and Mr. Mitchell are together expected to have three representatives on our board of directors. Further, Asia Pacific Growth Fund III, L.P. and Mr. Mitchell are expected to beneficially own, collectively, approximately [    ]% of our outstanding ordinary shares following this offering. Accordingly, they have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of our other shareholders.

The loan agreements for our long-term debt obligations contain restrictive covenants that may impair our ability to conduct our business.

The five loan agreements for our long-term debt obligations contain financial and operating covenants that limit our management’s discretion with respect to certain business matters. Among other things, these covenants require us to maintain certain financial ratios and restrict our ability to incur additional debt, create liens or other encumbrances, change the nature of our business, pay dividends, sell or otherwise dispose of assets, and merge or consolidate with other entities. Additionally, certain of these loan agreements provide that if Mr. Mitchell ceases to be employed with us as an executive officer or if his ownership interest of our outstanding ordinary shares falls below 10%, we will be in breach of the applicable agreement. In the past, we have breached certain of these covenants and have obtained waivers for, among other things, the breach of a covenant relating to the mortgaging of certain assets to a third party under a separate lending agreement, failing to obtain an annual reassessment of the valuation of certain collateral assets, failing to open a separate debt service reserve account to fund required principal and interest payments and the breach of certain financial ratios, as further described in Note 12 of our consolidated financial statements. The respective creditors have also agreed to amend certain of the financial ratios and restrictive covenants. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Our failure to adequately manage our growth and expansion could adversely impact our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could harm our business, financial condition and operating results.

Our operations have grown rapidly, particularly in recent years. We have completed strategic transactions that have in many cases increased our productivity and the number of people that we employ. Our growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, all of which could harm our business, financial condition and operating results.

Risks Related To This Offering

An active trading market for our ordinary shares may not develop, and the market price of our ordinary shares may fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares. If an active public market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be adversely affected. Although we have applied to the New York Stock Exchange for listing of our ordinary shares under the symbol FN, we can provide no assurances that a liquid public market for our ordinary shares will develop. The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriters based upon several factors, and we can provide no assurance that the price at which our ordinary shares trade after this offering will not decline below the initial public offering price. As a result, investors in our ordinary shares may experience a decrease in the value of their ordinary shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined against us, could harm our business, financial condition and operating results.

Stock prices of technology, communications and manufacturing services companies have fluctuated widely in recent years, and the market price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The market price of our ordinary shares is likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the market prices of shares of technology-related companies often reach levels that bear no established relationship to the past operating performance of these companies. Historically, the market prices of the securities of technology, communications and manufacturing services companies have been especially volatile. These broad market and industry factors may significantly affect the market price of our ordinary shares regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ordinary shares may be highly volatile for specific business reasons. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. We cannot give any assurance that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and impair our ability to raise capital through offerings of our ordinary shares.

Based on the number of ordinary shares outstanding as of September 30, 2007, there will be [    ] ordinary shares outstanding immediately after this offering. In addition, as of September 30, 2007, there were outstanding (i) options to purchase 1,717,800 ordinary shares, 1,223,625 of which were vested and exercisable, and (ii) an outstanding warrant to purchase 97,175 ordinary shares. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The 29,795,139 ordinary shares outstanding as of September 30, 2007 are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

In connection with this offering, we, our directors, our executive officers, and certain of our shareholders have entered into lock-up agreements pursuant to which we and they have agreed not to sell any ordinary shares for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

After this offering, we intend to register on Form S-8 approximately [            ] ordinary shares subject to options that we have issued or may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of the New York Stock Exchange require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, shareholder meetings, shareholder approvals, solicitation of proxies, conflicts of interest, shareholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming. For example, in order to comply with Section 404 of the Sarbanes-Oxley Act, we will incur substantial accounting expense and expend significant management time on compliance-related issues. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

If you purchase ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $[    ] per ordinary share (assuming no exercise of outstanding options or warrants to acquire ordinary shares), representing the difference between the net tangible book value per share of our ordinary shares as of September 30, 2007 (after giving effect to this offering) and the assumed initial public offering price per share of $[    ] (the mid-point of the estimated offering price range set forth on the front cover page of this prospectus). In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options and warrants. Substantially all of our ordinary shares issuable upon the exercise of currently outstanding stock options and warrants will be issued at a purchase price that is less than the initial public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. Further, foreign companies like us often receive less research coverage than domestic companies. If no or few securities or industry analysts commence coverage of us, the market price of our ordinary shares would be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, the following:

•	provisions establishing a classified board of our directors;

•	provisions that restrict the ability of our shareholders to call meetings and limit the ability of our shareholders to propose actions at duly convened meetings; and

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are organized under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the U.S., Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the U.S. In addition, many of our directors and officers are nationals and residents of countries other than the U.S. A substantial portion of the assets of these persons is located outside the U.S. As a result, it may be difficult to effect service of process within the U.S. upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the U.S. and the substantial majority of whose assets are located outside of the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

We have not determined a specific use for the net proceeds of this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for the net proceeds of this offering. Our management will have considerable discretion in the application of the net proceeds we receive. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds of this offering are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the market price of our ordinary shares. Further, the net proceeds may be used to pursue various acquisitions or other strategic transactions which may prove unsuccessful and cause the market price of our ordinary shares to decline. The net proceeds of this offering may also be placed in investments that do not produce income or that lose value.

We have never paid cash dividends, do not anticipate paying any dividends on our ordinary shares in the future and are prevented from paying dividends under certain of our credit agreements.

We currently intend to retain any earnings to finance our operations and growth. Further, we are party to a number of contracts that prevent us from paying dividends unless we receive the consent or waiver of the counterparty. Because we have never paid cash dividends, do not anticipate paying any dividends on our ordinary shares, and are prevented from paying dividends under certain of our credit agreements, any short-term return on your investment will depend on the market price of our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our and our customers’ estimates regarding future revenues, operating results, expenses, capital requirements and liquidity and our needs for additional financing;

•	our future capital expenditures;

•	expansion of our manufacturing capacity;

•	the growth rate of our existing markets and potential new markets;

•	our and our customers’ ability to respond successfully to technological or industry developments;

•	our ability to increase our penetration of existing markets and penetrate other markets within the optics industry, such as the medical, industrial and measurement optics markets;

•	our plans to diversify our sources of revenues;

•	our use of proceeds of this offering;

•	trends in the optical communications components market and the medical, industrial and measurement optics markets, including trends to outsource the production of components used in those markets;

•	our ability to attract and retain a qualified management team and other qualified personnel and advisors; and

•	competition in our existing and new markets.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains data related to the optical communications components market and the medical, industrial and measurement optics markets. These market data include projections that are based on a number of assumptions. The markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares. In addition, the changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[    ] million after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial offering price of $[    ] per ordinary share (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). We will not receive any proceeds from the sale of shares by the selling shareholders.

As of the date of this prospectus, we have not allocated any specific portion of the net proceeds of this offering for any particular purpose. We anticipate using the net proceeds of this offering for general corporate purposes, including for working capital and capital expenditures for expansion of capacity as well as potential acquisitions of complementary businesses, technologies or other assets.

For a discussion of our strategies and business plan, see “Business—Our Growth Strategy.” We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses.

In utilizing the proceeds of this offering, we may make loans to our subsidiaries or we may make additional capital contributions to these entities.

The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ordinary shares. It is possible that we may become a passive foreign investment company for U.S. federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors—Risks Related to Our Business—We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors” and “Taxation—U.S. Federal Income Taxation—U.S. Holders—Status as a PFIC.”

DIVIDEND POLICY

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors our board of directors may deem relevant.

In addition, our Thai subsidiary’s ability to pay cash dividends is restricted based on statutory requirements, its articles of association and bank loan covenants, and our PRC subsidiary’s ability to pay cash dividends is restricted based on statutory requirements and its articles of association.

Any dividend we declare will be paid to the holders of our ordinary shares, to the extent permitted by applicable laws and regulations. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the amendment and restatement of our memorandum and articles of association upon or immediately prior to the closing of this offering and the issuance and sale by us of [    ] ordinary shares in this offering at an assumed initial public offering price of $[    ] per ordinary share, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(unaudited, in thousands, except share data)
Cash and cash equivalents	$43,293	$	[ ]

Long-term loans from banks, non-current portion(1)	$9,075	$	[ ]
Other payables, related party, non-current portion	1,178		[ ]
Shareholders’ equity:
Ordinary shares, $0.01 par value; Authorized: 35,000,000 ordinary shares actual, [ ] ordinary shares, as adjusted; Issued and outstanding: 29,795,139 ordinary shares actual, [ ] ordinary shares, as adjusted	298		[ ]
Additional paid-in capital	26,779		[ ]
Warrants	97		[ ]
Retained earnings	109,966		[ ]

Total shareholders’ equity	137,140		[ ]

Total capitalization	$147,393	$	[ ]

(1)	The long-term loans from banks are secured by certain property, plant and equipment.

This table excludes:

•

1,717,800 ordinary shares issuable upon the exercise of stock options outstanding as of September 30, 2007 under our 1999 Share Option Plan at a weighted average exercise price of $1.91 per ordinary share;

•

118,457 ordinary shares available for future issuance under our 1999 Share Option Plan as of September 30, 2007, 1,500,000 ordinary shares that will be available for future issuance under our 2008 Performance Incentive Plan and 250,000 ordinary shares that will be available for future issuance under our Employee Share Purchase Plan; and

•	97,175 ordinary shares issuable upon the exercise of a warrant outstanding as of September 30, 2007, at an exercise price of $0.01 per ordinary share.

DILUTION

Our net tangible book value as of September 30, 2007 was approximately $[    ] million, or $[    ] per ordinary share outstanding at that date. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to our sale of [    ] ordinary shares in this offering at an assumed initial public offering price of $[    ] per ordinary share with estimated net proceeds of $[    ] million after deducting underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at September 30, 2007 would have been $[    ] million, or $[    ] per ordinary share. This represents an immediate increase in as adjusted net tangible book value of $[    ] per ordinary share to existing shareholders and an immediate dilution in as adjusted net tangible book value of $[    ] per ordinary share to new investors in this offering.

The following table illustrates the dilution on a per ordinary share basis:

Per Ordinary Share

Assumed initial public offering price				$	[	]

Net tangible book value at September 30, 2007, before giving effect to this offering	$	[	]

Increase in net tangible book value attributable to this offering		[	]

As adjusted net tangible book value after giving effect to this offering					[	]

Dilution to new investors in this offering				$	[	]

The following table summarizes on an as adjusted basis described above, as of September 30, 2007, the differences between the number of ordinary shares purchased from us, the total cash consideration paid and the average price per ordinary share paid by our existing shareholders and by new investors.

	Ordinary Shares Purchased			Total Consideration				Average Price per Ordinary Share
	Number	Percent		Amount		Percent

Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]

New investors	[ ]	[ ]			[ ]	[ ]			[ ]

Total	[ ]	100%		$	[ ]	100%		$	[ ]

If the underwriters exercise their over-allotment option in full, our current shareholders would own [    ]% and our new investors would own [    ]% of the total number of our ordinary shares outstanding after this offering.

The preceding discussion and tables assume no exercise of options to purchase ordinary shares and warrants outstanding at September 30, 2007. At September 30, 2007, there were:

•	1,717,800 ordinary shares issuable upon the exercise of stock options at a weighted average exercise price of $1.91 per share;

•	97,175 ordinary shares issuable upon the exercise of a warrant at an exercise price of $0.01 per share; and

•

118,457 ordinary shares available for future issuance under our 1999 Share Option Plan, 1,500,000 ordinary shares that will be available for future issuance under our 2008 Performance Incentive Plan and 250,000 ordinary shares that will be available for future issuance under our Employee Share Purchase Plan.

To the extent outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated financial data for the three months ended September 30, 2007 and 2006, and as of September 30, 2007, from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated financial data for the years ended June 30, 2007, 2006 and 2005, and as of June 30, 2007 and 2006, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated financial data for the years ended June 30, 2004 and 2003, and as of June 30, 2005, 2004 and 2003, from our audited consolidated financial statements that are not included in this prospectus. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with GAAP.

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:
Revenues:
Optics	$117,541	$120,842	$487,028	$370,443	$197,201	$100,438	$33,858
Disk storage solutions	—	—	—	—	4,707	106,045	172,089
Income from production wind-down and transfer agreements	679	2,024	9,115	5,216	44	—	—

Total revenues	118,220	122,866	496,143	375,659	201,952	206,483	205,947

Cost of revenues	(102,460)	(105,598)	(423,858)	(339,682)	(190,633)	(196,036)	(194,603)

Gross profit	15,760	17,268	72,285	35,977	11,319	10,447	11,344
Selling, general and administrative expenses	(4,983)	(4,027)	(18,036)	(10,935)	(6,389)	(6,165)	(5,535)

Operating income	10,777	13,241	54,249	25,042	4,930	4,282	5,809
Interest income	379	332	1,370	1,015	508	290	400
Interest expense	(666)	(715)	(2,842)	(3,346)	(834)	(285)	(336)
Foreign exchange (loss) gain, net	(242)	(5)	(336)	(181)	165	263	25

Income before income taxes	10,248	12,853	52,441	22,530	4,769	4,550	5,898
Income tax	(769)	(891)	(2,702)	(1,076)	730	54	(435)

Net income	$9,479	$11,962	$49,739	$21,454	$5,499	$4,604	$5,463

Earnings per share:
Basic	$0.32	$0.40	$1.68	$0.73	$0.19	$0.16	$0.20
Diluted	$0.30	$0.39	$1.60	$0.71	$0.18	$0.15	$0.18
Weighted average number of ordinary shares outstanding:
Basic	29,765	29,560	29,600	29,469	29,451	28,503	27,998
Diluted	31,361	30,954	31,077	30,403	30,032	30,125	30,400

	As of September 30, 2007	As of June 30,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$43,293	$40,873	$40,063	$42,953	$35,765	$36,147
Working capital(1)	97,880	102,268	64,856	48,159	42,891	40,889
Total assets	238,343	240,081	240,815	180,325	96,394	75,264
Long-term loans from banks, non-current portion	9,075	9,825	12,498	8,692	6,222	781
Total liabilities	101,203	110,726	162,132	123,287	45,014	28,670
Total shareholders’ equity	137,140	129,355	78,683	57,038	51,380	46,594

(1)	Working capital is defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., or GAAP. The following discussion and analysis contains forward-looking statements that involve known and unknown risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.” See also the section entitled “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Overview

We provide foundry services to optical communications component, module and subsystem OEMs, which we refer to as optical communications components OEMs. Our foundry services are based on precision optical and electro-mechanical process technologies and know-how that we have obtained through our focus on the industry since our inception in early 2000. As part of our services, we design and manufacture application-specific crystals, prisms, lenses, laser components, substrates and other glass and crystal products, which we refer to as bulk optics. We incorporate our bulk optics into our customers’ higher-level assemblies and offer our bulk optics for sale to our customers. From our inception in 2000, we have focused on the optical communications components market within the optics industry. Recently, we have also begun to provide foundry services to other markets within the optics industry, including the medical, industrial and measurement optics markets, which require precision optical and electro-mechanical process technologies similar to the optical communications components market

Examples of products that we manufacture for our OEM customers include selective switching products that route signals through fiber traffic at various wavelengths, reconfigurable optical add-drop modules, or ROADMs, that enable network managers to add or drop various communication wavelengths into a network, and measurement and positioning sensors that enable the detection of a light source in laser meters and level meters for the construction and surveying industries. We believe that there is no other provider of foundry services with a similar breadth of optical and electro-mechanical process technology capabilities that does not compete with its customers in their end-markets.

The skill-sets that we employ in serving our optical communications components customers are similar to those required in other optics markets, such as the medical, industrial and measurement optics markets. Because the core technologies we use in addressing the optical communications components market are extensible to other optics markets, we believe that there is no material incremental risk or uncertainty associated with expanding our foundry services into these markets that is materially different from the risks and uncertainties that we face in the optical communications components market, as described elsewhere in this prospectus.

We offer a broad range of foundry services that cover the entire manufacturing process, including design, process engineering, supply chain management, manufacturing, product assembly and test. We believe we are well-positioned to help our OEM customers reduce their manufacturing costs while maintaining or improving the quality, reliability, design and delivery times for their products. We believe our optical and electro-mechanical process technologies, coupled with our bulk optics technologies, have created a competitive advantage for us. These technologies include crystal growth, crystal and glass processing, optical and mechanical material and process analysis, precision optical and electro-mechanical fiber assembly, fiber metallization and lensing, fiber handling and fiber alignment, advanced optical packaging, reliability testing, optical testing, optical coating, optical assemblies, and glass drawing.

We offer an efficient, technologically advanced and flexible manufacturing infrastructure that is designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. As of December 31, 2007, our facilities comprised approximately 1,071,000 total square feet, including approximately 168,000 square feet of office space and approximately 903,000 square feet devoted to manufacturing and related activities, of which approximately 265,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is in the PRC and the U.S.

Our customer relationships tend to be long-term given the specialized nature of the services we provide, coupled with the complexities and costs to our customers associated with moving processes in-house or to other service providers. We work closely with our customers to create a series of processes that meet their customized production requirements. We believe that certain elements of our service offerings provide barriers to entry to our business. These include advanced process technology, our configuration to support low-volume, high-mix production and our protection of customer intellectual property.

We generate all of our revenues from the provision of foundry services. We may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new customer and production engagements, among other factors. We currently depend, and expect to continue to depend, upon a small number of customers for a significant portion of our total revenues. For fiscal 2007, our eight largest customers accounted for 94.6% of our total revenues. The sales cycle and qualification cycle for our services is in many cases both rigorous and lengthy, making it difficult to predict the timing of revenues from new customers and new products. We have one reportable segment for financial reporting purposes.

Our History and Milestones

We began operations in January 2000 through the acquisition of a precision mechanical and electro-mechanical manufacturing site in Thailand from Seagate Technology, or Seagate. Our founder, chief executive officer, president and chairman of the board of directors, David T. (Tom) Mitchell, was a co-founder of Seagate and believed that the precision electro-mechanical engineering and manufacturing skill-sets required in the hard disk drive industry could be repurposed to improve the efficiency and quality of the manufacturing processes in the optics industry. The following are the key milestones of our business:

•

On January 2, 2000, we acquired our Chokchai Campus (known as Buildings 1 and 2) from Seagate and began producing electro-mechanical subassemblies for Seagate’s hard disk drive operations. We manufactured products for Seagate under a three-year production agreement, which was originally scheduled to expire in December 2002, although we continued to build products for Seagate until August 2004.

•

In January 2000, E-TEK Dynamics, Inc. (acquired by JDS Uniphase Corporation in June 2000) executed a supply agreement with us for the manufacture of optical communications components and, in March 2000, agreed to invest in us.

•	In June 2000, Finisar Corporation executed a supply agreement with us for the manufacture of optical communications components.

•	In July 2000, we generated our first revenues from optical communications components.

•	In April 2003, we were recognized by Hewitt Associates as among the “Top 10 Employers in Thailand,” an independently administered bi-annual survey.

•

In fiscal 2004, our optics revenues reached $100.4 million. In April 2004, we acquired additional land and buildings in Thailand, approximately seven miles from our original manufacturing campus, to expand our engineering and manufacturing services capacity. The new site, known as our Pinehurst Campus, contained a building of approximately 126,000 square feet (Building 3), which we renovated and made available to our customers in July 2004.

•	In fiscal 2005, our optics revenues reached $197.2 million.

•

In December 2004, we entered into a production wind-down and transfer agreement with an existing customer to wind down two factories in Asia and transition production from those sites to our facilities in Thailand;

•	In April 2005, we were again recognized by Hewitt Associates as among the “Top 10 Employers in Thailand”; and

•

In May 2005, we entered into a production wind-down and transfer agreement with an existing customer to acquire our bulk optics operations in Mountain Lakes, New Jersey and the PRC, and to provide production wind-down and transfer services at a New Jersey site for that customer.

•

In fiscal 2006, our optics revenues reached $370.4 million. In October 2005, we completed the construction of Building 4, our second manufacturing building on the Pinehurst Campus, increasing the square footage of the campus to approximately 288,000 square feet.

•

In February 2006, we entered into a production wind-down and transfer agreement with an existing customer to wind down manufacturing operations at a North American site for that customer and transition production to that customer’s sites in Europe and Asia, and our facilities in Thailand.

•

In fiscal 2007, our optics revenues reached $487.0 million. We also scaled production for our first significant customers in the medical, industrial and measurement optics markets. In September 2006, we acquired land adjacent to our Pinehurst Campus and, in December 2006, began the construction of Pinehurst Building 5, an approximately 317,000 square foot facility that was completed in December 2007.

Revenues

We generate all of our revenues from the provision of foundry services. From fiscal 2005 through fiscal 2007, our compound annual revenue growth rate was 56.7%. The demand for our services has grown significantly due to increased demand for optical communications equipment, driven by continued carrier investments in networks to support enhanced IP voice and video applications and converged voice, data and video services, as well as the continued trend towards outsourced manufacturing by optical communications components OEMs.

The optical communications components market contributed substantially all of our total revenues during fiscal 2007. We also derived revenues in fiscal 2007 from other markets including the medical, industrial and measurement optics markets and expect that these other markets will contribute an increasing portion of our total revenues in the future.

We believe that our success in expanding our relationships with existing customers and gaining new customers is due to a number of factors, including the combination of a broad range of complex engineering and manufacturing service offerings, a flexible low-cost manufacturing platform, process optimization capabilities, advanced supply chain management and an experienced management team. We believe these capabilities have positioned us to help our OEM customers reduce their manufacturing costs while maintaining or improving the quality, reliability, design and delivery times for their products. As a result, we have been able to increase our customer base from a single customer in January 2000, to four customers in January 2002, to approximately 15 customers currently.

Revenues, by percentage, from individual customers representing greater than 10% of our total revenues in the respective periods were as follows:

	Three Months Ended September 30, 2007	Year Ended June 30,
		2007	2006	2005
JDS Uniphase Corporation	18%	26%	28%	35%
Avanex Corporation	19	23	24	21
Finisar Corporation	15	15	18	25
Opnext, Inc.	15	12	*	*
EMCORE Corporation	11	*	*	12

*	Less than 10% of total revenues in the period.

Due to the nature of our business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be less significant in the next, given changes in customer product mix, end-customer demand, and increases in our annual revenues. The loss of any single significant customer could have a material adverse effect on our operating results.

During the three months ended September 30, 2007, we had five customers that each contributed more than 10% of our total revenues. During fiscal 2007, we had four customers that each contributed more than 10% of our total revenues. For fiscal 2007, our eight largest customers accounted for 94.6% of our total revenues. During fiscal 2006, we had three customers that each contributed more than 10% of our total revenues. During fiscal 2005, we had four customers that each contributed more than 10% of our total revenues.

Income from Production Wind-Down and Transfer Agreements

Income from production wind-down and transfer agreements primarily consists of income received from the production wind-down and transfer agreements we entered into during fiscal 2005 and fiscal 2006. We record this income on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to our Thailand facilities under those various agreements. Currently, we do not expect to enter into new agreements that will generate material income from production wind-down and transfer agreements.

At September 30, 2007, a total of $3.4 million in income from production wind-down and transfer agreements had been deferred. We intend to amortize the remaining $3.4 million over the remaining product life cycle. See Notes 3-5 of our consolidated financial statements for further details.

Revenues by Geography

We generate total revenues from four geographic regions: North America, Asia, Europe and Australia. Revenues are attributed to a particular geographic area based on the location to which the customer’s order is shipped. Virtually all of our total revenues are derived from our manufacturing facilities in Asia.

The percentage of our total revenues generated outside of North America has increased from 29.1% in fiscal 2005 to 35.0% in fiscal 2007, primarily through the acquisition of our PRC subsidiary, whose customer base is primarily in the PRC, increased revenues from our customer in Australia, and the addition of new customers in Japan and Europe. We expect this trend to continue in the future as we anticipate entering into additional revenue-generating engagements with current and prospective customers in locations such as Europe, Japan, China and Israel.

The following table presents total revenues, by percentage, by geographic regions:

	Three Months Ended September 30, 2007	Year Ended June 30,
		2007	2006	2005
North America	63.4%	65.0%	66.2%	70.9%
Asia	30.8	29.9	24.7	24.9
Europe	4.7	3.9	8.2	2.9
Australia	1.1	1.2	0.9	1.3

	100.0%	100.0%	100.0%	100.0%

Our Contracts

We enter into supply agreements with our customers that generally have an initial term of two to three years, with automatic annual renewal terms unless terminated with notice prior to the next annual renewal period. Our customers can choose not to renew our supply agreements with notice periods ranging from 90 to 270 days prior to the expiration date and can terminate our supply agreements with cause, often with notice periods as short as 15 days. There are no minimum purchase requirements in our supply agreements. These supply agreements generally include provisions for consigning a customer’s unique production equipment to us, protecting us from carrying obsolescent inventory, sharing benefits from cost-savings derived from our efforts, and providing us with forecasts of demand requirements.

The production of devices in the optics industry is characterized by long lead times and a lengthy qualification process that typically takes six months to a year or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers’ customers. We believe that the rigorous product transfer and qualification processes, and the close relationships that we develop with our customers during those processes, may result in greater visibility into product life cycles and longer-term customer engagements.

Cost of Revenues

The key components of our cost of revenues are material costs, employee costs, and infrastructure-related costs. Material costs generally represent the majority of the cost of revenues. Several of the materials we require to manufacture products for our customers are customized for their products and, in many instances, sourced solely from a single supplier, in some cases our own subsidiaries. Shortages due to yield loss, quality concerns and capacity constraints, among others, at sole-source suppliers may increase our expenses and negatively impact our profit margin or total revenues in a given quarter. Material costs include scrap material. Historically, our rate of scrap diminishes during a product’s life cycle due to process, fixturing and test improvement and optimization.

A second significant element of cost of revenues is employee costs, including: indirect employee costs related to design, configuration and optimization of manufacturing processes for our customers, quality testing, materials testing and other engineering services; and direct costs related to our manufacturing employees. Direct employee costs include employee salaries, insurance and benefits, profit sharing, recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in the number of employees necessary to support our growth and, to a lesser extent, costs to recruit, train and retain employees. Salary levels in Thailand and the PRC, the appreciation of the Thai baht against our functional currency, the U.S. dollar, and our ability to retain our employees significantly impact our cost of revenues. We expect our employee costs to increase as we continue to increase our headcount to service additional business and as wages continue to increase in Thailand and the PRC. Wage increases may impact our ability to sustain our competitive advantage and may reduce our profit margin. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our infrastructure costs are comprised of depreciation, utilities, and facilities management and overhead costs. Most of our facility leases are long-term agreements. Our depreciation costs are comprised of buildings and fixed assets, primarily at our Pinehurst Campus in Thailand, and capital equipment located at each of our manufacturing locations.

On a quarterly basis, we allocate ten percent of our adjusted pretax profits to our Employee Profit Sharing Plan, which is currently distributed quarterly. Our Executive Bonus Plan, which is available for our executive officers and senior management, collectively known as our senior staff, comprises half of our Employee Profit Sharing Plan. Distributions to our senior staff under our Executive Bonus Plan are subject to the discretion of our board of directors. Charges to the income statement for distributions to employees and senior staff under these plans were $0.6 million during the three months ended September 30, 2007, and $5.2 million, $3.1 million and $0.6 million during the years ended June 30, 2007, 2006 and 2005, respectively.

Share-based compensation expense included in cost of revenues was $0.1 million for the three months ended September 30, 2007, and $0.4 million, approximately $64,000 and approximately $57,000 for the years ended June 30, 2007, 2006 and 2005, respectively. We did not capitalize share-based compensation expense as part of any asset during the years ended June 30, 2007, 2006 and 2005.

As a result of adopting SFAS 123(R) on July 1, 2006, our income for fiscal 2007 was approximately $34,000 lower than if we had continued to account for share-based compensation under APB 25.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A expenses, primarily consist of corporate employee costs for sales and marketing, general and administrative and other support personnel, including amounts paid under our Employee Profit Sharing Plan, research and development expenses related to the design of bulk optics, travel expenses, legal and professional fees, share-based compensation expense, and other general expenses not related to cost of revenues.

Share-based compensation expense included in SG&A expenses was $0.2 million for the three months ended September 30, 2007, and $0.4 million, approximately $62,000 and $0.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Additional Financial Disclosures

Foreign Exchange

As a result of our international operations, we are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht and RMB. Although a majority of our total revenues is denominated in U.S. dollars, a substantial portion of our payroll as well as certain other operating expenses are incurred and paid in Thai baht. The exchange rates between the Thai baht and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. We report our financial results in U.S. dollars and our results of operations have been and may continue to be negatively impacted due to Thai baht appreciation against the U.S. dollar. Smaller portions of our expenses are incurred in a variety of other currencies, including RMB, Canadian dollars, Euros and Japanese yen, the appreciation of which may also negatively impact our financial results.

In order to manage the risks arising from fluctuations in currency exchange rates, we use derivative financial instruments. We may enter into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities, primarily short-term obligations. The forward exchange contracts have generally ranged from one to three months in original maturity, and no forward exchange contract has had an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As we do not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings. The gains and losses on our forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged and, accordingly, generally do not subject us to the risk of significant accounting losses.

As of the end of fiscal 2007 and fiscal 2006, we had outstanding foreign currency assets and liabilities in Thai baht and RMB as follows:

	June 30, 2007		June 30, 2006
	Currency	$	Currency	$
	(in thousands)
Assets
Thai baht	143,386	4,150	99,882	2,612
RMB	58,845	7,727	52,756	6,596

		11,877		9,208

Liabilities
Thai baht	40,008	12,735	292,060	7,638
RMB	10,334	1,356	10,499	1,313

		14,091		8,951

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. Thai baht liabilities will be hedged using the Thai baht assets and forward foreign currency contracts in accordance with our policy. As of the end of fiscal 2007, there were $8.0 million selling forward contracts outstanding to hedge our Thai baht net asset position and $1.0 million buying forward contracts outstanding to comply with the Thai authority requirement on non-Thai baht long-term loan disbursement. As of the end of fiscal 2006, there were no outstanding forward contracts.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. RMB liabilities will be hedged using the RMB assets. As of the end of fiscal 2007 and fiscal 2006, there were no outstanding forward contracts.

Currency Regulation and Dividend Distribution

Foreign exchange regulation in the PRC is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, RMB is freely convertible into foreign currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of RMB for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

On January 5, 2007, SAFE promulgated the Detailed Rules for Implementing the Measures for the Administration on Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has recently issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options.

In addition, our transfer of funds to our subsidiaries in Thailand and the PRC are each subject to approval by governmental authorities in case of an increase in registered capital, or subject to registration with governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our subsidiaries could restrict our ability to act in response to changing market conditions.

Income Tax

Our effective tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. We are domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. We have received this undertaking for a twenty-year period ending August 24, 2019.

Our PRC subsidiary qualifies as a foreign investment production enterprise in the Fuzhou, PRC economic development zone where the prevailing income tax rate is 24%. However, our PRC subsidiary is an export company with an annual export value over 70% of total production value, and therefore receives a 50% tax deduction. For fiscal 2007 and fiscal 2006, the applicable income tax rate for our PRC subsidiary was 12%.

During fiscal 2007, the PRC adopted a new Unified Enterprise Income Tax Law which took effect on January 1, 2008. Pursuant to the law, a new 25% statutory tax rate applies equally to domestic and foreign-invested enterprises unless they qualify for certain tax incentives. Enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, or (ii) in the case of fixed-term tax holidays, until the expiration of such term, subject to certain phase-out rules. Due to the uncertainties of how the final transitional rules may impact phase-in of the new tax rate, we measured the increase in our deferred taxes, assuming the old tax rate of 12% for the deferred tax planned to be utilized before January 1, 2008 and the new tax rate of 25% for the balance of deferred tax, which resulted in a $718,000 net tax benefit. To the extent that the final transitional rules provide for a different tax rate from that which we had assumed, the measurement of our deferred taxes will change accordingly at that time.

Critical Accounting Policies and Use of Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity are included to allow readers to understand a general direction cause and effect of changes in the estimates and do not represent management’s predictions of variability.

Warranty Provision

We generally warrant that our products will be free from defects in materials and workmanship, and will strictly conform to our customers’ specifications, for a period of one to five years. In certain instances, we may agree to shorter or longer duration warranty obligations due to the design, application, or manufacturing complexity of a product. Generally, our customers expressly agree that our warranty does not apply to any defect in the materials or designs provided by our customers or their affiliates. Generally, our sole obligation under the warranty is to repair or replace any defective or nonconforming product. Our customers are responsible for all freight and insurance costs related to repair or replacement of products. Pursuant to the warranty, in no event will we have any liability for any special, indirect or consequential damages that relate to the warranty. Generally, our aggregate liability for warranty claims cannot exceed the total consideration paid to us by a customer. Based on our past experience, we reserve for estimated product warranty obligations at the time the products are sold. We may adjust this provision if our experience indicates an expected settlement will differ from initial estimates. As of September 30, 2007 and June 30, 2007, our warranty provision was not material to our financial statements.

Long-Lived Assets

We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value. During the three months ended September 30, 2007 and the years ended June 30, 2007, 2006 and 2005, there were no trigger events that required an assessment of our long-lived assets for impairment.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers’ financial condition and make provisions for doubtful accounts based on the outcome of these credit evaluations. We evaluate the collectibility of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts. Under our specific identification method it is not practical to assess the sensitivity of our estimates.

Inventory Valuation

Our inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers’ product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in liquidity or the financial position of our customers or changes in economic conditions may require additional provisions for inventories due to our customers’ inability to fulfill their contractual obligations with regard to inventory being held on their behalf.

During the three months ended September 30, 2007 and the year ended June 30, 2007, a change of 10% for excess and obsolete materials, based on product demand and production requirements from our customers, would have affected our net income in each period by approximately $0.2 million.

Deferred Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against the deferred tax assets resulting in additional or lesser income tax expense. As of September 30, 2007 and June 30, 2007, we assessed all of our deferred tax assets as more likely than not to be realizable and, accordingly, did not have a valuation allowance against our deferred tax assets.

Deferred Revenues

Deferred revenues, current and non-current, represent the unrecognized income from the production wind-down and transfer agreements we entered into during fiscal 2006 and fiscal 2005. See Notes 3-5 of our consolidated financial statements for further details. The balances represent the net consideration received from the respective agreements that will be recognized on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to our Thailand facilities under those various agreements, which are estimated to range between 12 to 25 months. Deferred revenues are amortized to income after the expiration of any contingency. The recognition of deferred revenues is included in income from production wind-down and transfer agreements in the consolidated statements of operations.

As of September 30, 2007, a total of $3.4 million in income from production wind-down and transfer agreements had been deferred. As of September 30, 2007, only one product line that was transferred to us pursuant to a production wind-down and transfer agreement continues to be produced at our factories in Thailand. Given our experiences in the optical communications component market, we expect that this product line will no longer be produced after December 2008. We intend to amortize the remaining $3.4 million over the remaining product life cycle. A change in estimate of three months as of June 30, 2007 would impact the deferred revenues to be recognized in the fiscal year ending June 30, 2008 by $0.4 million.

Production Wind-Down and Transfer Agreements

We enter into production wind-down and transfer agreements, which usually include several elements such as: (i) the temporary management or operation of a manufacturing facility or production line that produces optical devices, which the parties have agreed will be manufactured and produced by us on an ongoing basis at our facilities in Thailand; (ii) winding down the facilities and terminating the employees; (iii) transferring production to our facilities in Thailand or the customer’s other locations; (iv) the acquisition of inventory, other assets, liabilities or employee termination obligations necessary to temporarily manage and wind down the facility; and (v) reimbursement of operating expenses and losses and service fees. We enter into these agreements because we believe that providing production transfer services facilitates a more efficient transfer for us and eases the requirements of our customers during the transfer. We may also obtain additional technical expertise during the wind-down period, which benefits the transfer of production to our facilities in Thailand. Generally, these agreements do not meet the definition of a business, as described below, because we do not have the risk and rewards of ownership during the temporary management and wind-down period as we are reimbursed for all operating expenses and losses and the agreements usually provide for additional compensation for the transfer services provided. Because each production wind-down and transfer agreement is unique, the transactions are accounted for on a case by case basis as multiple element agreements. See Notes 3, 4 and 5 to our consolidated financial statements.

To the extent that a deliverable in a multiple element agreement is subject to specific guidance, that deliverable is accounted for in accordance with such specific guidance. A multiple-element agreement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the agreement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

If these criteria are not met, the income from production wind-down and transfer agreements is deferred until the earlier of the date on which such criteria are met or the date on which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an agreement, the agreement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. In cases in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s) exists, the residual method is used to allocate the agreement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total agreement consideration less the aggregate fair value of the undelivered item(s).

If the deliverables included in the single unit of accounting include services and the above separation criteria are not met, the income from production wind-down and transfer agreements is recognized after the expiration of any contingency on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to our facilities in Thailand.

Each production wind-down and transfer agreement described in Notes 3, 4 and 5 to our consolidated financial statements involves our receipt of cash, assets and liabilities. In exchange, we pay cash and provide production wind-down and transfer services at our Thailand facilities. The net consideration, or income, from each agreement is calculated as the aggregate fair value of the cash and assets received, less the aggregate fair value of the cash paid and liabilities received or incurred. The net consideration is deferred and recognized over the estimated service and production period on a straight-line basis beginning after the expiration of any contingency.

Cash and cash equivalents, accounts receivables, other current assets, accounts payable and accrued payables are recorded at the amounts expected to be received or amounts expected to settle the obligations. Inventory, which primarily consists of raw materials, is recorded based on fair value using estimated replacement cost. The fair value of property, plant and equipment is estimated using depreciated replacement cost. Termination provisions are recorded based on amounts expected to settle the obligations based on agreed payouts.

The estimated fair value of the assets and liabilities exchanged under the agreements are not subject to material sensitivity. The estimated product production period may impact the period in which deferred revenues are recognized.

Share-Based Compensation

We have adopted the 1999 Share Option Plan and, as of September 30, 2007, have awarded options to acquire 3,324,400 ordinary shares, or [    ]% of our outstanding shares taking into account the ordinary shares to be offered by us in this offering, to our directors, officers and employees. See “Management—Compensation Discussion and Analysis—1999 Share Option Plan.” These options include in each case an exercise price that is set by our board of directors. The fair market value of an ordinary share is determined by our board of directors by taking into consideration a number of assumptions, including valuation metrics of publicly-traded competitors and industry comparables after applying a reasonable discount.

Effective July 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R). Under the fair value recognition provisions of SFAS 123(R), we applied the prospective transition method and measured share-based compensation expense at fair value on the later of the awards’ grant date or board of directors’ approval date, based on the estimated number of awards that are expected to vest. Under the prospective transition method, we continue to account for outstanding non-vested awards under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25. Awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS 123(R) are accounted for under the provisions of SFAS 123(R). SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards, in the financial statements. In determining the fair value of awards, we are required to make estimates of the fair value of our ordinary shares, expected dividends to be issued, expected volatility of our shares, expected forfeitures of the awards, risk free interest rates for the expected terms of the awards, expected terms of the awards, and the vesting period of the respective awards.

Prior to the adoption of SFAS 123(R), we measured compensation expense for our employee share-based compensation in accordance with the intrinsic value method under APB 25 and related interpretations. Under this method, compensation expense exists when the exercise price of options granted to employees is less than the fair market value of the underlying share on the later of the grant date or board of directors’ approval date. We then recognize compensation expense over the applicable vesting period using the accelerated method and classify these amounts in the statement of operations based on the department to which the related employee reports. Where the exercise price of the share option has equaled or exceeded the fair market value of the underlying ordinary share, no compensation expense has been recorded.

The following table summarizes information regarding share options granted during the years ended June 30, 2006 and 2005 and accounted for in accordance with APB 25. See Note 14 of our consolidated financial statements for additional fair value disclosure information for these grants.

Grant Date	Number of Options Granted	Fair Value of Ordinary Share	Exercise Price Per Share	Intrinsic Value
July 2004	13,200	$2.25	$1.75	$6,600
August 2004	3,600	1.75	1.75	—
September 2004	8,400	1.75	1.75	—
October 2004	30,000	1.75	1.75	—
November 2004	150,000	2.25	1.75	75,000
November 2004	4,800	1.75	1.75	—
December 2004	15,600	1.75	1.75	—
January 2005	25,200	1.75	1.75	—
February 2005	38,400	1.75	1.75	—
April 2005	19,200	1.75	1.75	—
May 2005	110,800	1.75	1.75	—
June 2005	24,000	1.75	1.75	—
July 2005	8,400	1.75	1.75	—
August 2005	18,400	2.75	2.00	13,800
September 2005	14,400	2.75	2.00	10,800
October 2005	52,100	2.75	2.00	39,075
October 2005	7,200	4.75	2.25	18,000
December 2005	3,600	4.75	2.25	9,000
January 2006	3,600	4.75	2.25	9,000
February 2006	5,000	4.75	2.25	12,500
March 2006	35,800	4.75	2.25	89,500
April 2006	18,600	4.75	2.25	46,500
May 2006	12,200	6.25	2.75	42,700
June 2006	3,600	6.25	2.75	12,600

	626,100

The determination of our share-based compensation expense under SFAS 123(R) for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying ordinary shares. We estimate forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

For accounting purposes only, the fair value of each option grant is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options, and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. Generally, the estimated fair value of the underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches described in greater detail below. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the U.S. Treasury Bill interest rate with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted during the year ended June 30, 2007, and the three months ended September 30, 2007.

	Three Months Ended September 30, 2007	Year Ended June 30, 2007
	(unaudited)
Risk-free rate of return	4.21%	4.76%
Expected life (in years)	4.55	4.53
Expected volatility rate	63%	63%
Dividend yield	0%	0%

The following table summarizes information regarding share options granted during the year ended June 30, 2007, and the three months ended September 30, 2007.

Grant Date	Number of Options Granted	Fair Value of Ordinary Share	Exercise Price Per Share
July 2006	3,600	$6.25	$2.75
August 2006	7,200	7.50	3.00
September 2006	10,000	7.50	2.75
September 2006	7,200	7.50	3.00
October 2006	8,600	7.50	3.00
January 2007	40,000	10.75	3.00
January 2007	203,800	10.75	3.50
May 2007	7,200	12.00	4.00
August 2007	32,600	15.00	4.25

	320,200

When estimating the fair value of our ordinary shares, we began by applying a market multiple methodology to determine our equity value. Because all equity investments in us were made either in advance of the commencement of operations, by our founder and chief executive officer, or within the first quarter of our operations ended March 31, 2000, there were no additional financing transactions to use as benchmarks in our valuation. We have not issued any convertible shares or shares with any preferences.

We have used appropriate valuation techniques and certain other third-party information available to us in determining the fair value of our ordinary shares. We determined the fair value of our ordinary shares each quarter to be equal to the mean of our (i) price earnings multiple enterprise value and (ii) revenue multiple enterprise value, divided by the total number of ordinary shares outstanding on a fully-diluted basis, rounded down to the nearest one-fourth. During the three months ended September 30, 2007 and during fiscal 2007, a change of $2.00 per share to our estimate of the fair value of our ordinary shares underlying our incentive share options granted during the same periods would not result in a material change to the share-based compensation expense recorded during those periods.

In determining the price earnings multiples and the revenue multiples to be used in the above calculations, we obtained from third parties the price earnings multiples and revenue multiples of a group of five publicly-traded outsource manufacturing companies each quarter. We then calculated our price earnings multiple enterprise value and revenue multiple enterprise value by taking the average price earnings multiple and average revenue multiple of the group and multiplying such averages by our trailing 12-month earnings and revenues, respectively, each quarter. The enterprise values so determined were then reduced by 30% to take into consideration the illiquidity of our ordinary shares and the premium ordinarily associated with public companies.

In order to ensure that the calculated fair value per ordinary share amount is reasonable, each period we compared the fair value amount to third-party information available to us and assessed whether the fair value is consistent with our assessment of business performance and value.

From June 30, 2006 to September 30, 2006, the estimated fair value of our ordinary shares increased from $4.75 per share to $6.25 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value increased compared to the previous quarter as a result of strong overall equity markets and the strong performance of our industry; and

•

We recorded total revenues of $108.6 million and net profit of $8.0 million during the quarter ended June 30, 2006, the highest levels of each as of June 30, 2006, and aggregate total revenues of $375.7 million and net profit of $21.5 million during the four previous quarters.

From September 30, 2006 to December 31, 2006, the estimated fair value of our ordinary shares increased from $6.25 per share to $7.50 per share due to the following factors:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $122.9 million and net profit of $12.0 million during the quarter ended September 30, 2006, the highest levels of each as of September 30, 2006, and aggregate total revenues of $419.3 million and net profit of $30.7 million during the four previous quarters.

From December 31, 2006 to March 31, 2007, the estimated fair value of our ordinary shares increased from $7.50 per share to $10.75 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value increased compared to the previous quarter as a result of continued strong overall equity markets and the strong performance of our industry; and

•

We recorded total revenues of $127.0 million and net profit of $14.3 million during the quarter ended December 31, 2006, the highest levels of each as of December 31, 2006, and aggregate total revenues of $453.3 million and net profit of $41.7 million during the four previous quarters.

From March 31, 2007 to June 30, 2007, the estimated fair value of our ordinary shares increased from $10.75 per share to $12.00 per share due to the following factors:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $126.4 million and net profit of $12.8 million during the quarter ended March 31, 2007, and aggregate total revenues of $484.8 million and net profit of $47.0 million during the four previous quarters.

From June 30, 2007 to September 30, 2007, the estimated fair value of our ordinary shares increased from $12.00 per share to $15.00 per share due to the following factors:

•

We made progress in our initial public offering process, including beginning the preparation of the Form S-1 registration statement of which this prospectus is a part and, as a result, we removed the discount factor we applied to third-party estimates of our publicly-traded valuation levels in determining the fair value of our ordinary shares;

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $119.9 million and net profit of $10.7 million during the quarter ended June 30, 2007, and aggregate total revenues of $496.1 million and net profit of $49.7 million during the four previous quarters.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. Our business has evolved rapidly since we commenced operations in 2000. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005
	(unaudited)
	(in thousands)

Revenues:
Optics	$117,541	$120,842	$487,028	$370,443	$197,201
Disk storage solutions	—	—	—	—	4,707
Income from production wind-down and transfer agreements	679	2,024	9,115	5,216	44

Total revenues	118,220	122,866	496,143	375,659	201,952

Cost of revenues	(102,460)	(105,598)	(423,858)	(339,682)	(190,633)

Gross profit	15,760	17,268	72,285	35,977	11,319

Selling, general and administrative expenses	(4,983)	(4,027)	(18,036)	(10,935)	(6,389)

Operating income	10,777	13,241	54,249	25,042	4,930

Interest income	379	332	1,370	1,015	508
Interest expense	(666)	(715)	(2,842)	(3,346)	(834)
Foreign exchange (loss) gain, net	(242)	(5)	(336)	(181)	165

Income before income taxes	10,248	12,853	52,441	22,530	4,769

Income tax	(769)	(891)	(2,702)	(1,076)	730

Net income	$9,479	$11,962	$49,739	$21,454	$5,499

The following table sets forth a summary of our consolidated statements of operations as a percentage of total revenues for the periods indicated.

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005
	(unaudited)
Revenues:
Optics	99.4%	98.4%	98.2%	98.6%	97.7%
Disk storage solutions	—	—	—	—	2.3
Income from production wind-down and transfer agreements	0.6	1.6	1.8	1.4	0.0

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues	(86.7)	(85.9)	(85.4)	(90.4)	(94.4)

Gross profit	13.3	14.1	14.6	9.6	5.6

Selling, general and administrative expenses	(4.2)	(3.3)	(3.6)	(2.9)	(3.2)

Operating income	9.1	10.8	10.9	6.7	2.4

Interest income	0.3	0.3	0.3	0.3	0.3
Interest expense	(0.6)	(0.6)	(0.6)	(0.9)	(0.4)
Foreign exchange (loss) gain, net	(0.2)	0.0	(0.1)	0.0	0.1

Income before income taxes	8.6	10.5	10.6	6.0	2.4

Income tax	(0.7)	(0.7)	(0.5)	(0.3)	0.4

Net income	8.0%	9.8%	10.0%	5.7%	2.7%

Comparison of Three Months Ended September 30, 2007 to Three Months Ended September 30, 2006

Total revenues. Our total revenues decreased from $122.9 million for the three months ended September 30, 2006 to $118.2 million for the three months ended September 30, 2007, a decrease of 3.8%. The decrease in our total revenues was attributable to decreased sales of $17.9 million of a data communications product manufactured for one of our customers in the optical communications components market, as well as a decrease of $8.3 million in optics revenues associated with the transfer of certain products we manufactured at a customer’s former North American site pursuant to a production wind-down and transfer agreement. As part of the wind down of the customer’s site, we transferred production of those products to the customer’s own manufacturing sites in Asia and Europe, resulting in a temporary increase and subsequent decline in our total revenues. Total revenues also decreased in part as a result of a decrease in income from production wind-down and transfer agreements, which declined to $0.7 million, or 0.6% of total revenues, for the three months ended September 30, 2007 from $2.0 million, or 1.7% of total revenues, for the three months ended September 30, 2006, a decrease of 66.5%. These decreases were partially offset by a $16.8 million increase in total revenues associated with the scaling of new products, as well as increased demand for our CATV and transceiver products.

Cost of revenues. Our cost of revenues decreased from $105.6 million, or 85.9% of total revenues, for the three months ended September 30, 2006 to $102.5 million, or 86.7% of total revenues, for the three months ended September 30, 2007, a decrease of 3.0%. This decrease was due primarily to decreased sales of a data communications product manufactured for one of our customers in the optical communications components market, a favorable product mix shift to leading-edge high speed modules, and gains in employee efficiency and capacity utilization, including improved utilization of Building 4 in the three months ended September 30, 2007 relative to the three months ended September 30, 2006. Cost of revenues included $0.6 million, for the three months ended September 30, 2007, in reimbursements for losses on the sale of products to a customer, and operating and other costs, resulting from production wind-down and transfer agreements, as compared to $7.2 million for the three months ended September 30, 2006. Cost of revenues also included share-based compensation expenses of $0.1 million for the three months ended September 30, 2007, as compared to approximately $35,000 for the three months ended September 30, 2006.

Gross profit. Our gross profit decreased from $17.3 million, or 14.1% of total revenues, for the three months ended September 30, 2006 to $15.8 million, or 13.3% of total revenues, for the three months ended September 30, 2007, a decrease of 8.7%. Our gross profit included $0.7 million, or 0.6% of total revenues, in income from production wind-down and transfer agreements for the three months ended September 30, 2007, which declined from $2.0 million, or 1.6% of total revenues, for the three months ended September 30, 2006.

SG&A expenses. Our operating expenses increased from $4.0 million, or 3.3% of total revenues, for the three months ended September 30, 2006 to $5.0 million, or 4.2% of total revenues, for the three months ended September 30, 2007, an increase of 23.7%. This increase was due in part to additional audit fees of $0.5 million incurred in preparation for our initial public offering. SG&A expenses also included share-based compensation expenses of $0.2 million for the three months ended September 30, 2007, as compared to approximately $20,000 for the three months ended September 30, 2006.

Operating income. Our operating income decreased from $13.2 million, or 10.8% of total revenues, for the three months ended September 30, 2006 to $10.8 million, or 9.1% of total revenues, for the three months ended September 30, 2007. Our operating income included income from production wind-down and transfer agreements of $2.0 million, or 1.6% of total revenues, for the three months ended September 30, 2006, as compared to $0.7 million, or 0.6% of total revenues, for the three months ended September 30, 2007.

Interest income. Our interest income increased from $0.3 million for the three months ended September 30, 2006 to $0.4 million for the three months ended September 30, 2007. This increase was primarily due to increases in interest accumulating on increased cash and cash equivalents on our balance sheet during the three months ended September 30, 2007, as compared to the three months ended September 30, 2006.

Interest expense. Our interest expense decreased from approximately $715,000 for the three months ended September 30, 2006 to approximately $666,000 for the three months ended September 30, 2007. This decrease was due to our repayment of short-term loan obligations in the amount of $19.0 million.

Income before income taxes. As a result of the foregoing, we had income before income tax expenses of $10.2 million for the three months ended September 30, 2007, as compared to $12.9 million for the three months ended September 30, 2006.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 7.5% for the three months ended September 30, 2007, as compared to 6.9% for the three months ended September 30, 2006. This increase is primarily due to additional accrued income taxes of $0.2 million as a result of the implementation of FIN 48.

Net income. Our net income decreased from $12.0 million, or 9.7% of total revenues, for the three months ended September 30, 2006 to $9.5 million, or 8.0% of total revenues, for the three months ended September 30, 2007, a decrease of 20.8%. Net income included income from production wind-down and transfer agreements of $2.0 million, or 1.6% of total revenues, for the three months ended September 30, 2006, as compared to $0.7 million, or 0.6% of total revenues, for the three months ended September 30, 2007, and approximately $54,000 from the after tax impact of share-based compensation expense for the three months ended September 30, 2006, as compared to $0.3 million for the three months ended September 30, 2007.

Comparison of Year Ended June 30, 2007 to Year Ended June 30, 2006

Total revenues. Our total revenues increased from $375.7 million for fiscal 2006 to $496.1 million for fiscal 2007, an increase of 32.0%. $97.9 million of the increase in total revenues was attributable to the scaling of production of new products for our existing customers and, to a lesser extent, increases in revenues from new customers. $11.3 million of the increase in total revenues was attributable to our total full year impact of the February 2006 production wind-down and transfer agreement and $3.9 million was attributable to increased production volumes on products previously outsourced to us. Our income from production wind-down and transfer agreements increased from $5.2 million for fiscal 2006 to $9.1 million for fiscal 2007. These impacts were partially offset by a $0.7 million decline in revenues associated with products approaching their end-of-life, as well as reduced revenues from pass-through materials for which we bill customers on a cost-plus basis.

Cost of revenues. Our cost of revenues increased from $339.7 million, or 90.4% of total revenues, for fiscal 2006 to $423.9 million, or 85.4% of total revenues, for fiscal 2007, an increase of 24.8%. $81.2 million of this increase was due to increased volumes of products manufactured for our customers and the resultant increases in purchases of materials, number of employees and related overhead and $3.0 million was the result of the appreciation of the Thai baht. These increases were partially offset by a favorable product mix shift to more advanced high speed modules, reductions in cost of revenues associated with the reduced cost of certain pass-through materials billed to customers on a cost-plus basis, and gains in employee efficiency and capacity utilization, including improved utilization of Building 4 in fiscal 2007 relative to fiscal 2006. Cost of revenues also included $2.8 million in fiscal 2007 in reimbursements for losses on the sale of products to a customer, and operating and other costs, resulting from production wind-down and transfer agreements, as compared to $13.2 million for fiscal 2006. Cost of revenues also included share-based compensation expenses of $0.4 million for fiscal 2007, as compared to approximately $64,000 for fiscal 2006.

Gross profit. Our gross profit increased from $36.0 million, or 9.6% of total revenues, for fiscal 2006 to $72.3 million, or 14.6% of total revenues, for fiscal 2007, an increase of 100.9%. Our gross profit included $5.2 million in fiscal 2006 and $9.1 million in fiscal 2007 of income from production wind-down and transfer agreements. Our gross profit is primarily influenced by negotiated customer pricing, the volume of unit sales in relation to fixed costs, manufacturing yields, product mix, raw material costs and the Thai baht and RMB exchange rates in relation to the U.S. dollar. Improvement to gross profit for fiscal 2007 resulted mainly from higher volumes and total revenues resulting in higher capacity utilization of our Building 4 manufacturing facility as compared to fiscal 2006 and the improvements in manufacturing efficiency across all of our foundry services. These improvements, however, were partially offset by the appreciation of the Thai baht against the U.S. dollar from 38.24 as of June 30, 2006 to 34.55 as of June 30, 2007, an increase of approximately 9.6%.

SG&A expenses. Our operating expenses increased from $10.9 million, or 2.9% of total revenues, for fiscal 2006 to $18.0 million, or 3.6% of total revenues, for fiscal 2007, an increase of 64.9%. This increase was due primarily to efforts to expand into new markets, the addition of senior staff and other personnel to support our increased revenues and customer base, and payments made under our Employee Profit Sharing Plan. SG&A expenses also included share-based compensation expenses of $0.4 million for fiscal 2007, as compared to approximately $62,000 for fiscal 2006.

Operating income. Our operating income increased from $25.0 million, or 6.7% of total revenues, for fiscal 2006 to $54.2 million, or 10.9% of total revenues, for fiscal 2007. Our operating income included $5.2 million in income from production wind-down and transfer agreements for fiscal 2006, as compared to $9.1 million for fiscal 2007.

Interest income. Our interest income increased from $1.0 million for fiscal 2006 to $1.4 million for fiscal 2007. This increase was primarily due to increases in interest rates.

Interest expense. Our interest expense decreased from $3.3 million for fiscal 2006 to $2.8 million for fiscal 2007. This decrease was due to our repayment of certain outstanding loan obligations. Interest expense is further reduced as interest is being capitalized in conjunction with the borrowings for the construction of Building 5.

Income before income taxes. As a result of the foregoing, we had income before income tax expenses of $52.4 million for fiscal 2007, as compared to $22.5 million for fiscal 2006.

Income tax. Our income tax reflects an effective tax rate of 5.2% for fiscal 2007, as compared to 4.9% for fiscal 2006.

Net income. Our net income increased from $21.5 million, or 5.7% of total revenues, for fiscal 2006 to $49.7 million, or 10.0% of total revenues, for fiscal 2007, an increase of 131.8%. Net income included $5.2 million in income from production wind-down and transfer agreements for fiscal 2006, as compared to $9.1 million for fiscal 2007, and $0.1 million from the after tax impact of share-based compensation expense for fiscal 2006, as compared to $0.8 million for fiscal 2007.

Comparison of Year Ended June 30, 2006 to Year Ended June 30, 2005

Total revenues. Our total revenues increased from $202.0 million for fiscal 2005 to $375.7 million for fiscal 2006, an increase of 86.0%. $74.0 million of the increase in our total revenues was attributable to the scaling of production of new products for our existing customers, and $32.7 million was attributable to revenues from new customers with whom we engaged in previous years but from whom we only realized substantial revenues beginning in fiscal 2006. In addition, $28.6 million of the increase in total revenues was due to the full year impact of the December 2004 and May 2005 production wind-down and transfer agreements. Our income from production wind-down and transfer agreements increased from approximately $44,000 for fiscal 2005 to $5.2 million for fiscal 2006. During fiscal 2006, the growth in our customer base expanded the categories of products that we manufacture, including digital and analog cable television transmission equipment, optical amplifiers, and selective switching products. These impacts were partially offset by declining revenues associated with products approaching their end-of-life as well as reductions in certain revenues from pass-through materials we bill customers on a cost-plus basis. In addition, we manufactured disk storage solutions products for Seagate under a three-year production agreement, which was originally scheduled to expire in December 2002, although we continued to build such products for Seagate until the first quarter of fiscal 2005.

Cost of revenues. Our cost of revenues increased from $190.6 million, or 94.4% of total revenues, for fiscal 2005 to $339.7 million, or 90.4% of total revenues, for fiscal 2006, an increase of 78.2%. $147.6 million of this increase was due to increased volumes of products shipped to our customers and the resultant increases in purchases of materials, number of employees and related overhead, and $1.5 million was the result of appreciation of the Thai baht. These increases included a $9.6 million favorable product mix shift towards higher margin foundry service products and bulk optics, and reflected the improved utilization of our clean room capacity, gains in employee efficiency and increased utilization of Buildings 3 and 4. Cost of revenues also included $13.2 million in fiscal 2006 in reimbursements for losses on the sale of products to a customer, and operating and other costs, resulting from production wind-down and transfer agreements, as compared to $1.1 million in fiscal 2005. Cost of revenues also included share-based compensation expenses of approximately $64,000 for fiscal 2006, as compared to approximately $57,000 for fiscal 2005.

Gross profit. Our gross profit increased from $11.3 million, or 5.6% of total revenues, for fiscal 2005 to $36.0 million, or 9.6% of total revenues, for fiscal 2006, an increase of 217.8%. Our gross profit included approximately $44,000 in income from production wind-down and transfer agreements for fiscal 2005, as compared to $5.2 million for fiscal 2006. Our gross profit is primarily influenced by negotiated customer pricing, the volume of unit sales in relation to fixed costs, manufacturing yields, product mix, raw material costs and the Thai baht and RMB exchange rates in relation to the U.S. dollar. Improvement to gross profit for fiscal 2006 resulted mainly from two factors: the increase in production activities associated with increased revenues from our existing customers, thus allowing realization of critical mass benefit and better fixed cost leverage, and production ramps of three new customers, added in fiscal 2005, with leading-edge product mix.

SG&A expenses. Our SG&A expenses increased from $6.4 million, or 3.2% of total revenues, for fiscal 2005 to $10.9 million, or 2.9% of total revenues, for fiscal 2006, an increase of 71.2%. This increase was due primarily to the addition of senior staff and other personnel to support our increased revenues and customer base and payments made under our Employee Profit Sharing Plan. SG&A expenses included share-based compensation expenses of approximately $62,000 for fiscal 2006, as compared to $0.1 million for fiscal 2005.

Operating income. Our operating income increased from $4.9 million, or 2.4% of total revenues, for fiscal 2005 to $25.0 million, or 6.7% of total revenues, for fiscal 2006. Our operating income included approximately $44,000 in income from production wind-down and transfer agreements for fiscal 2005, as compared to $5.2 million for fiscal 2006.

Interest income. Our interest income increased from $0.5 million for fiscal 2005 to $1.0 million for fiscal 2006. This increase was due primarily to an increase in interest rates.

Interest expense. Our interest expense increased from $0.8 million for fiscal 2005 to $3.3 million for fiscal 2006. This increase was due to the long-term loan obligation we entered into with the Thai Military Bank to finance the construction of Building 4 on our Pinehurst Campus and the increased working capital we required to support our increased revenues during fiscal 2006.

Income before income taxes. As a result of the foregoing, we had income before income tax expenses of $22.5 million for fiscal 2006, as compared to $4.8 million for fiscal 2005.

Income tax. Our income tax increased from a benefit of $0.7 million for fiscal 2005 to an expense of $1.1 million for fiscal 2006. This increase was primarily due to the net tax effects of the various production wind-down and transfer agreements that we entered into in fiscal 2005 and the reversal of valuation allowances in fiscal 2005 and fiscal 2006.

Net income. Our net income increased from $5.5 million for fiscal 2005 to $21.5 million for fiscal 2006. Net income included approximately $44,000 in income from production wind-down and transfer agreements for fiscal 2005, as compared to $5.2 million for fiscal 2006, and approximately $159,000 from the after tax impact of share-based compensation expense for fiscal 2005, as compared to approximately $126,000 for fiscal 2006.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated selected quarterly results of operations for each of the nine quarters ended September 30, 2007. In management’s opinion, the data has been prepared on the same basis as our audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
	(unaudited, in thousands)
Revenues:
Optics	$117,541	$117,515	$123,939	$124,731	$120,842	$106,621	$92,792	$91,838	$79,192
Income from production wind-down and transfer agreements	679	2,428	2,422	2,241	2,024	2,008	2,001	1,188	19

Total revenues	118,220	119,943	126,361	126,972	122,866	108,629	94,793	93,026	79,211

Cost of revenues	(102,460)	(102,187)	(108,631)	(107,442)	(105,598)	(95,917)	(83,914)	(85,985)	(73,866)

Gross profit	15,760	17,756	17,730	19,530	17,268	12,712	10,879	7,041	5,345

Selling, general and administrative expenses	(4,983)	(4,860)	(4,860)	(4,289)	(4,027)	(2,988)	(2,592)	(3,287)	(2,068)

Operating income	10,777	12,896	12,870	15,241	13,241	9,724	8,287	3,754	3,277

Interest income	379	375	291	372	332	326	277	238	174
Interest expense	(666)	(844)	(745)	(538)	(715)	(887)	(781)	(813)	(865)
Foreign exchange (loss) gain, net	(242)	(2)	(149)	(179)	(5)	(147)	(222)	83	105

Income before income taxes	10,248	12,425	12,267	14,896	12,853	9,016	7,561	3,262	2,691

Income tax	(769)	(1,723)	551	(639)	(891)	(1,066)	(54)	0	44

Net income	$9,479	$10,702	$12,818	$14,257	$11,962	$7,950	$7,507	$3,262	$2,735

The following table sets forth our historical results, for the periods indicated, as a percentage of total revenues.

	Three Months Ended
	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
	(unaudited)
Revenues:
Optics	99.4%	98.0%	98.1%	98.2%	98.4%	98.2%	97.9%	98.7%	100.0%
Income from production wind-down and transfer agreements	0.6	2.0	1.9	1.8	1.6	1.8	2.1	1.3	0.0

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues	(86.7)	(85.2)	(86.0)	(84.6)	(85.9)	(88.3)	(88.5)	(92.4)	(93.3)

Gross profit	13.3	14.8	14.0	15.4	14.1	11.7	11.5	7.6	6.7

Selling, general and administrative expenses	(4.2)	(4.1)	(3.8)	(3.4)	(3.3)	(2.8)	(2.7)	(3.5)	(2.6)

Operating income	9.1	10.7	10.2	12.0	10.8	8.9	8.8	4.1	4.1

Interest income	0.3	0.3	0.2	0.3	0.3	0.3	0.3	0.3	0.2
Interest expense	(0.6)	(0.7)	(0.6)	(0.4)	(0.6)	(0.8)	(0.8)	(0.9)	(1.1)
Foreign exchange (loss) gain, net	(0.2)	0.0	(0.1)	(0.1)	0.0	(0.1)	(0.2)	0.1	0.1

Income before income taxes	8.6	10.3	9.7	11.8	10.5	8.3	8.1	3.6	3.3

Income tax	(0.7)	(1.4)	0.4	(0.5)	(0.7)	(1.0)	(0.1)	0.0	0.1

Net income	8.0%	8.9%	10.1%	11.3%	9.8%	7.3%	8.0%	3.6%	3.4%

Total Revenues

Our total revenues have increased for each quarter of fiscal 2007 as compared to the same quarter of fiscal 2006. From the first quarter of fiscal 2006 to the second quarter of fiscal 2006, from the third quarter of fiscal 2006 to the fourth quarter of fiscal 2006, and from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007, we saw significant increases in total revenues of $13.8 million, $13.8 million and $14.2 million, respectively, due to increased production volumes on products previously outsourced to us, increases in revenues from new products for our existing customers, the addition of new customers and the impact of production wind-down and transfer agreements we entered into in May 2005 and February 2006. However, we experienced modest declines in the third and fourth quarters of fiscal 2007 associated with the transition to lean manufacturing at two global networking OEMs that are important customers of a number of our optics customers. Additionally, our total revenues declined slightly in the first quarter of fiscal 2008 as compared to the first quarter of fiscal 2007 as a result of a decrease in income from production wind-down and transfer agreements, decreased sales of a data communications product manufactured for one of our customers in the optical communications components market, and a decrease associated with the transfer of certain products we manufactured at a customer’s former site pursuant to a production wind-down and transfer agreement which were transferred to the customer’s own manufacturing sites in Asia and Europe, resulting in a temporary increase and subsequent decrease in our total revenues.

Cost of Revenues

In general, our total revenues have increased faster than our cost of revenues due to improvements in yields and manufacturing employee efficiency. As a result, cost of revenues as a percentage of total revenues was lower in fiscal 2007 and the first quarter of fiscal 2008, ranging from 84.6% to 86.7%, as compared to fiscal 2006, during which cost of revenues as a percentage of total revenues ranged from 88.3% to 93.3%.

Gross Profit

Our gross profit improved sequentially in each quarter of fiscal 2006 and remained largely stable in fiscal 2007 and the first quarter of fiscal 2008 despite modest declines in gross profit during the third quarter as compared to the second quarter of fiscal 2007 and during the first quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2007, due primarily to a favorable adjustment in cost of materials procured from a customer during a production wind-down and transfer.

SG&A Expenses

Our SG&A expenses have generally increased in absolute dollar terms from quarter to quarter as we expanded our senior staff to address additional opportunities within the optics industry (such as the medical, industrial and measurement optics markets) and incurred additional legal and accounting fees. Additionally, our profit sharing expense increased in line with the increase in our profitability, which increased, as a percentage, more than our total revenues. As a percentage of total revenues, SG&A expenses during fiscal 2007 and the first quarter of fiscal 2008 ranged from 3.3% to 4.2%, as compared to fiscal 2006, during which SG&A expenses as a percentage of total revenues ranged from 2.6% to 3.5%.

Operating Income

Our operating income has typically increased for each quarter of fiscal 2007 as compared to the same quarter of fiscal 2006 as a result of increases in revenues and gross profit, somewhat offset by increases in SG&A expenses. Our operating income increased substantially from the second quarter of fiscal 2006 to the third quarter of fiscal 2006 and the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007 as a result of our increases in revenues, the successful wind-down and transfer to our Thailand operations of facilities that we were operating on our customers’ behalf and the impact of the acquisition and growth of our bulk optics capabilities. However, operating income declined from the second quarter of fiscal 2007 to the third quarter of fiscal 2007 due to declines in revenues and demand for certain of our major customers’ product lines due in part to the transition to lean manufacturing of two global networking OEMs that are important customers of certain of our customers and costs incurred in advance of revenues for transfers of products that will ramp during fiscal 2008. Likewise, during the first quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2007, our operating income declined due primarily to the sequential decline in income from production wind-down and transfer agreements.

Net Income

Our net income generally tracked changes in our operating income, offset by net interest expense and income taxes.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have primarily financed our operations through cash flow from operations, the sale of ordinary shares to investors in March 2000 and commercial loans. As of September 30, 2007, we had approximately $43.3 million in cash and cash equivalents and approximately $15.7 million of outstanding debt. As of June 30, 2007, we had approximately $40.9 million in cash and cash equivalents and approximately $35.5 million of outstanding debt. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less which are placed with banks and other financial institutions. For fiscal 2007, the weighted average interest rate on our cash and cash equivalents was 5.2%.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities for the periods indicated:

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005
	(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$29,511	$385	$26,244	$25,073	$(4,935)
Net cash (used in) provided by investing activities	(6,067)	(3,126)	(12,380)	(10,845)	2,615
Net cash (used in) provided by financing activities	(21,024)	(5,714)	(13,133)	(17,128)	9,520
Net increase (decrease) in cash and cash equivalents	2,420	(8,455)	731	(2,900)	7,200
Cash and cash equivalents, beginning of period	40,873	40,063	40,063	42,953	35,765
Cash and cash equivalents, end of period	43,293	31,590	40,873	40,063	42,953

Our net cash provided by operating activities was $29.5 million for the three months ended September 30, 2007, as compared to $0.4 million for three months ended September 30, 2006. This increase in our net cash provided by operating activities was primarily due to reductions in working capital associated with improvements in payments in our accounts receivable and in days inventory outstanding.

Our net cash provided by operating activities was $26.2 million for fiscal 2007, as compared to $25.1 million for fiscal 2006. This increase in our net cash provided by operating activities was primarily due to increases in net income associated with our increase in total revenues and improvements in payments in our accounts receivable and in days inventory outstanding. These increases were partially offset by reductions in trade accounts payable, including those to related parties.

Our net cash used in investing activities was $6.1 million for the three months ended September 30, 2007, as compared to $3.1 million for the three months ended September 30, 2006. This increase in our net cash used in investing activities was primarily due to the payment of the construction of Building 5.

We had net cash used in investing activities of $12.4 million for fiscal 2007, as compared to $10.8 million for fiscal 2006. Our net cash used in investing activities for fiscal 2007 was primarily attributable to capital expenditures. Our net cash used in investing activities for fiscal 2006 was attributable to capital expenditures.

Our net cash used in financing activities was $21.0 million for the three months ended September 30, 2007, as compared to $5.7 million for the three months ended September 30, 2006. This increase in our net cash used in financing activities was primarily due to the repayment of short-term bank loans using our positive cash flow provided by operating activities.

We had net cash used in financing activities of $13.1 million for fiscal 2007, as compared to $17.1 million for fiscal 2006. Our net cash used in financing activities for fiscal 2007 and fiscal 2006 was primarily the result of long-term debt and short-term bank loans, offset in part by the repayment of short-term bank loans and, to a lesser extent, installment payments for production wind-down and transfer agreements and acquisitions.

We believe that our current cash and cash equivalents, short-term investments, cash flow from operations and the net proceeds of this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures. We may, however, require additional cash resources due to changed business conditions or other future developments. For instance, some of our customers have in the past and may in the future significantly reduce or delay the services that they order from us. Any such reductions in demand or other delays in our ability to transform the raw materials that we purchase into finished goods for sale to our customers may negatively impact our future liquidity and capital resources by requiring us to hold as inventory, for up to one year, materials that would otherwise be assembled into a finished good and shipped to our customers.

If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We currently have no commitments to make any material investment or acquisition or conduct any material divestment.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2007:

		Year Ending June 30,					2013 and Beyond
	Total	2008	2009	2010	2011	2012
	(in thousands)
Long-term debt obligations	$13,498	$3,673	$3,313	$2,751	$2,507	$797	$457
Interest expense obligation(1)	2,109	853	596	370	186	58	46
Construction commitments	18,795	18,795	—	—	—	—	—
Capital lease obligations	295	273	22	—	—	—	—
Operating lease obligations	7,825	1,564	1,279	1,217	982	982	1,801
Other payables, related party	4,595	2,840	1,755	—	—	—	—

Total	$47,117	$27,998	$6,965	$4,338	$3,675	$1,837	$2,304

(1)	Interest expense obligation has been calculated on the variable interest rate, long-term debt obligations using the interest rates at June 30, 2007. The interest rates range between 6.88% and 7.81%. For further discussion of long-term debt obligations, see Note 12 of our consolidated financial statements.

As of June 30, 2007, our long-term debt obligations consisted of five loan agreements. As of June 30, 2007, our aggregate outstanding borrowings under these agreements were approximately $13.5 million. These obligations are secured by certain land and buildings under construction and collateralized with manufacturing property, plant and equipment. These obligations also contain various restrictive covenants. The principal financial covenants require that we maintain a “debt service” coverage ratio of at least 2.5 and a “debt-to-equity” ratio of at least 2.0. We are also required to maintain a debt service reserve account in an amount equal to at least the aggregate amount required to pay our outstanding principal and accrued interest obligations for the subsequent three-month period. These long-term debt obligations also require that we not, without the prior consent of the lenders, do any of the following: (i) declare or pay any dividend, (ii) dispose of, sell, transfer, lease, pledge, mortgage or encumber any of our property or otherwise give any third party a right or interest in such property, or (iii) dispose of, sell or transfer property with a value of more than approximately $1.5 million. In addition, we must inform our lenders if David T. Mitchell’s ownership interest of our outstanding ordinary shares falls below 10% or if Mr. Mitchell ceases to be employed with us as an executive officer.

We will be deemed to be in default under these debt agreements pursuant to customary events of default or breaches of representations, warranties or covenants contained in the agreements. In the event of a default, our repayment obligations under these agreements would accelerate and immediately become due and payable, and the lenders would be entitled to charge us interest on our outstanding indebtedness (including the accrued and unpaid interest) at default rates ranging from 13.0% to 15.5% until all of our outstanding indebtedness has been paid in full. We would also be subject to additional penalties and damages and be required to reimburse the lenders for their costs of enforcing the agreements in connection with the default. In addition, we would lose our ability to make further borrowings under the agreements, and the lenders would be entitled to seize the collateral that we pledged under the debt agreements. A default under any one of these agreements would trigger a cross default under our other long-term debt agreements.

As of June 30, 2007 and September 30, 2007, we were not in compliance with certain quantitative and technical debt covenants under our long-term loan agreements as further described below. In October 2007, we received waivers for these violations, including for violations of the following covenants: (i) mortgaging certain assets to a third party under a separate lending agreement, (ii) failing to obtain an annual reassessment of the valuation of certain collateral assets pledged as security under the loan agreements, (iii) failing to open a separate debt service reserve account to fund required principal and interest payments under two of the loans, and (iv) failing to meet our debt-to-equity ratio requirement as of June 30, 2005, our debt-to-equity ratio requirement as of December 31, 2005 and our debt service coverage ratio requirement as of December 31, 2006 for outstanding lines of credit totaling approximately $13.2 million at June 30, 2007. In addition to granting these waivers, the lenders agreed to amend certain of the financial ratios and restrictive covenants. The lenders also required us to open a debt service reserve account for principal and interest payments for one of the loans and we have fully complied with this requirement. Since receiving the waivers in October 2007, we are in compliance with our loan covenants and expect to continue to be in compliance during the next 12 months.

We also have short-term lending arrangements in the form of promissory notes and packing credits that are due within one to six months. In order to secure one short-term credit facility, we provided security by pledging certain trade receivables. As of June 30, 2007, unutilized borrowing capacity available under both short-term and long-term debt obligations totaled $45.0 million.

As of June 30, 2007, we also had certain operating lease arrangements where the lease payments are calculated based on specified formulas. Our rental expenses under these leases were $1.5 million, $1.5 million and $0.7 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. As future lease payments under these arrangements are not reasonably estimable, they are not included in the minimum lease payments shown above.

Apart from the above, as of June 30, 2007, we did not have any material contractual or commercial obligations, commitments or contingencies.

Capital Expenditures

The following table sets forth our capital expenditures, which include amounts for which payments have been accrued, for the periods indicated. Actual future capital expenditures for the periods after June 30, 2007 may differ from the amounts indicated below.

	Year Ended June 30,
	2007	2006	2005
	(in thousands)
Total capital expenditures	$15,601	$14,772	$7,732

Our capital expenditures for fiscal 2007 principally consisted of purchases of, or investments in, land for Building 5, construction for Building 5 and equipment in our other manufacturing facilities. During fiscal 2008 and fiscal 2009, we expect to incur a substantial portion of the construction and equipment costs for Building 5, which was completed in December 2007. We also intend to upgrade our financial and accounting systems, our enterprise resource planning systems, software and hardware, and our other infrastructure. In addition to capital expenditures, we have substantial future cash needs for our planned increases in sales, marketing, promotional and workforce expenses.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We also do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $43.3 million as of September 30, 2007, and $40.9 million, $40.1 million and $43.0 million as of June 30, 2007, 2006 and 2005, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 100 basis points during the three months ended September 30, 2007 and the year ended June 30, 2007, our interest income would have decreased by approximately $75,000 and $0.3 million, respectively, assuming consistent investment levels.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the Singapore Inter-Bank Offered Rate, or SIBOR, and the London Inter-Bank Offered Rate, or LIBOR, plus an additional margin, depending on the respective lending institutions. If the SIBOR and the LIBOR had increased by 100 basis points during the three months ended September 30, 2007 and the year ended June 30, 2007, our interest expense would have increased by approximately $39,000 and $0.3 million, respectively, assuming consistent borrowing levels.

Foreign Currency Risk

As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. Substantially all of our employees and most of our facilities are located in Thailand and the PRC. Therefore, a substantial portion of our payroll as well as certain other operating expenses and certain loan payments are paid in Thai baht or RMB. The significant majority of our revenues are received in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross margins, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to the Thai baht or the RMB. We have a particularly significant currency rate exposure to changes in the exchange rate between the Thai baht and the U.S. dollar. We must translate foreign currency-denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar compared to such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheets, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and shareholders’ equity.

We attempt to hedge against these exchange rate risks by entering into hedging contracts that are typically one to two months in duration, leaving us exposed to longer term changes in exchange rates. We experienced foreign currency losses of $0.3 million during fiscal 2007. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. For example, a 10% fluctuation in the U.S. dollar against the Thai baht and the RMB at September 30, 2007 and June 30, 2007 would have had an immaterial impact on our net dollar position in outstanding trade payables and receivables. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, operating results or cash flows.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157, to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. SFAS 157 is effective for our company beginning in fiscal 2009. We are currently evaluating the impact SFAS 157 will have on our consolidated financial statements.

SFAS 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for our company beginning in fiscal 2009. We are currently evaluating the impact SFAS 159 will have on our consolidated financial statements.

FIN 48

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109),” or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in: (i) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (ii) a reduction in a deferred tax asset or an increase in a deferred tax liability; or (iii) both (i) and (ii). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by FIN 48. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on July 1, 2007 resulted in a cumulative effect adjustment of $2.0 million to the opening balance of retained earnings and a $0.2 million charge to the quarter ended September 30, 2007.

BUSINESS

Overview

We provide foundry services to optical communications component, module and subsystem OEMs, which we refer to as optical communications components OEMs. Our foundry services are based on precision optical and electro-mechanical process technologies and know-how that we have obtained through our focus on the industry since our inception in early 2000. As part of our services, we design and manufacture application-specific crystals, prisms, lenses, laser components, substrates and other glass and crystal products, which we refer to as bulk optics. We incorporate our bulk optics into our customers’ higher-level assemblies and offer our bulk optics for sale to our customers. From our inception in 2000, we have focused on the optical communications components market within the optics industry. Recently, we have also begun to provide foundry services to other markets within the optics industry, including the medical, industrial and measurement optics markets, which require precision optical and electro-mechanical process technologies similar to the optical communications components market.

Examples of products that we manufacture for our OEM customers include selective switching products that route signals through fiber traffic at various wavelengths, reconfigurable optical add-drop modules, or ROADMs, that enable network managers to add or drop various communication wavelengths into a network, and measurement and positioning sensors that enable the detection of a light source in laser meters and level meters for the construction and surveying industries. We believe that there is no other provider of foundry services with a similar breadth of optical and electro-mechanical process technology capabilities that does not compete with its customers in their end-markets.

We offer a broad range of foundry services that cover the entire manufacturing process, including design, process engineering, supply chain management, manufacturing, product assembly and test. We believe that we are well-positioned to help our OEM customers reduce their manufacturing costs while maintaining or improving the quality, reliability, design and delivery times for their products. We believe that our optical and electro-mechanical process technologies, coupled with our bulk optics technologies, have created a competitive advantage for us. These technologies include:

•	crystal growth;

•	crystal and glass processing;

•	optical and mechanical material and process analysis;

•	precision optical and electro-mechanical fiber assembly;

•	fiber metallization and lensing;

•	fiber handling and fiber alignment;

•	advanced optical packaging;

•	reliability testing;

•	optical testing;

•	optical coating;

•	optical assemblies; and

•	glass drawing.

Our range of capabilities, from the design of bulk optics through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements to our customers’ product development cycles, manufacturing cycle times, quality and reliability, input cost and lead times, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure that is designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. As of December 31, 2007, our facilities comprised approximately 1,071,000 total square feet, including approximately 168,000 square feet of office space and approximately 903,000 square feet devoted to manufacturing and related activities, of which approximately 265,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is in the PRC and the U.S.

Our customers include seven of the ten largest optical communications components companies worldwide in terms of revenue in 2006, according to Ovum-RHK, a marketing research firm. In many cases, we are the sole foundry partner used by our customers for the products that we produce for them in our facilities. We have passed the rigorous facility and product-specific qualification processes of our customers and our customers’ customers.

Since our inception, we have delivered a strong financial track record of increasing revenues and profitability. Our total revenues have increased from $202.0 million in fiscal 2005 to $375.7 million in fiscal 2006 to $496.1 million in fiscal 2007, a compound annual growth rate of 56.7%. Our gross margins and operating margins have increased from 5.6% and 2.4%, respectively, in fiscal 2005 to 9.6% and 6.7%, respectively, in fiscal 2006 to 14.6% and 10.9%, respectively, in fiscal 2007. Our net income as a percentage of total revenues has increased from 2.7% in fiscal 2005 to 5.7% in fiscal 2006 to 10.0% in fiscal 2007. We have been consistently profitable since our inception and have achieved 31 quarters of consecutive profitable operations.

Industry Background

Consistent increases in network traffic volumes have been driven by:

•	demand for lower-cost voice and video data delivered over internet protocol, or IP, networks;

•	competition among network carriers to deliver enhanced voice and video applications; and

•	the convergence of voice, data and video services through one service provider.

These increases have resulted in higher network utilization and the need for carrier networks to increase their bandwidth capacity. This demand for increased capacity has spurred an increase in carrier demand for infrastructure equipment, including optical communications network equipment. According to Ovum-RHK, annual sales for the global optical communications components market increased at a compound annual growth rate of 9.8% between 2002 and 2006, reaching approximately $3.9 billion in 2006. Ovum-RHK projects that annual sales will increase at a compound annual growth rate of 8.1% to reach approximately $5.1 billion by 2011.

Since 2001, optical communications components OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, these vendors are better able to concentrate on what they believe are their core strengths, such as research and development, marketing and sales. Outsourcing production often allows these vendors to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced design and manufacturing technologies. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party foundry suppliers with applicable optical process capabilities and robust intellectual property protection, as the process technologies used in optics products are highly heterogeneous, numerous and, in most cases, industry-specific.

The optical and electro-mechanical process technologies used in the optical communications components market also have applications in other markets within the optics industry, such as the medical, industrial and measurement optics markets. These markets are substantially larger than the optical communications components market. For example, according to OIDA’s Global Optoelectronics Industry Market Report for 2007, the precision optical components market was $43.3 billion in 2006 and is expected to grow to over $100 billion by 2017, a compound annual growth rate of over 8%. This growth is driven by the continued integration of optical technologies into new applications across a variety of industries and device platforms. For example, optical technologies are used in many diverse industries, including medical devices, surveying and positioning, test and measurement equipment, logistics, oil and gas, chemical and other industries. Similar to the optical communications components market, the manufacturing of optics products in these other markets is complex, utilizing customized environments and a variety of specialty processes, including optical packaging technology, such as laser welding, and fiber handling and fiber alignment.

We believe that we are well-positioned to provide foundry services across all optics end-markets. To control and optimize yields and maintain quality and reliability, manufacturing optics products requires a dedicated process engineering team with deep knowledge in materials sciences and physics. In addition to the high barriers to entry associated with the complexities of optical and electro-mechanical manufacturing processes, critical customer intellectual property is involved in the manufacture of our customers’ products. Most companies with our expertise have chosen to introduce their own products and, as a result, directly compete with their customers. Intellectual property risks and the technical challenges of achieving high yields and quality levels have historically made OEMs reluctant to outsource production of their products to more than a single trusted partner. We believe that we are unique in our target markets because we have adopted a pure foundry business model, in that we exclusively produce optics devices for our customers and do not compete with them. As a result of our model, we believe that we are more closely aligned and better able to develop a long-term relationship with our customers than our competitors.

Our Competitive Strengths

We believe that we have become the market leader in providing foundry services to optical communications components OEMs due to our long-term commitment to optical and electro-mechanical process technologies and our strategic alignment with our customers. More specifically, our key competitive strengths include:

•

Advanced Optical and Electro-Mechanical Process Technology Expertise: We believe that our broad array of advanced optical process and electro-mechanical technologies and capabilities is essential to our ability to address complex component applications. We have assembled an engineering team with over 600 employees as of December 1, 2007, many of whom have advanced degrees in areas such as materials science, physics, mechanical engineering and industrial engineering. These capabilities are essential to our ability to achieve the required yield, cost and quality levels, as well as to provide manufacturing customer support and conduct root cause analysis. Hundreds of unique manufacturing techniques and process technologies requiring substantial time and resources to master are used to produce our customers’ optics products. We have developed advanced capabilities to address the needs of our customers in next generation optical networking components for 10 gigabit per second (10G) and 40G next generation networks, such as selective switching products, ROADMs and tunable lasers.

•

Compelling Value Proposition: We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics products and located in a low-cost geography. We believe that our manufacturing scale and purchasing power in the optics industry, coupled with our ability to help improve the manufacturability of products through process improvements, provides our customers with meaningful production cost benefits. We have configured our operations to specialize in the efficient production of complex low-volume, high-mix applications that other outsourced manufacturers may find challenging to address profitably. We believe that our infrastructure, including our material requirement planning software systems and supply chain management processes, provides us a competitive advantage in these applications.

•

Broad Optical Manufacturing and Process Engineering Services: We offer a broad range of foundry services that cover the entire manufacturing process, including design, process engineering, supply chain management, manufacturing, product assembly and test. We integrate our personnel and services with our customers’ research and development and supply chain management teams to provide a virtual in-house manufacturing platform, enabling our customers to exit manufacturing completely by maintaining strong collaboration with our dedicated engineering and manufacturing teams. In this way, our customers continue to enjoy the strategic benefits of in-house manufacturing, while realizing the cost and other benefits of outsourcing production to a foundry partner offering a single point of contact for total outsourced assembly. We offer a manufacturing configuration to our customers that provides for exclusive engineering teams and manufacturing space for production, which enhances the protection of our customers’ intellectual property. We call this practice of segregating the production of each of our customers’ products from the production of our other customers’ products a “factory-within-a-factory.” By controlling the entire manufacturing process, we believe that we provide engineering and manufacturing services that match or exceed our customers’ capabilities in terms of manufacturing cycle times, quality and reliability, input cost, lead times and manufacturing yields.

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Vertical Integration Targeting Custom Bulk Optics: Our foundry services include advanced capabilities in bulk optics. We fabricate custom glass, crystals, prisms, lenses, laser components and substrates used in optics products. We typically target high-value custom glass and crystal bulk optics. We believe that our bulk optics capabilities are a core element of our foundry services because they enable us to provide on a vertically integrated basis the core components of the higher level assemblies that we produce for our customers. We believe that our strategic alignment with our major customers provides us with a competitive advantage in addressing opportunities to provide bulk optics on a vertically integrated basis.

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Management Team with a Demonstrated Track Record of Financial and Strategic Execution: We have a seasoned management team with extensive experience across a number of industries relevant to our operations. Under the leadership of this team, our total revenues have increased 86.0% from fiscal 2005 to fiscal 2006, and 32.1% from fiscal 2006 to fiscal 2007. We have developed a significant customer base in the optics industry, particularly with optical communications components OEMs. In addition, we have recently begun to develop a customer base in other optics markets, including the medical, industrial and measurement optics markets. We have established a consistent track record of intellectual property protection and close strategic cooperation with our customers. We have also successfully integrated several acquisitions that have expanded our position within the optics industry and enabled us to strengthen our foundry services platform by integrating bulk optics. In addition, as a result of our operational excellence, we have been recognized twice by Hewitt Associates as among the “Top 10 Employers in Thailand,” an independently administered bi-annual survey.

Our Growth Strategy

Our mission is to further strengthen our position within the optical communications components market and to become the leading provider of foundry services to other optics end-markets worldwide. To achieve this mission, we plan to:

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Expand on Our Strength in the Optical Communications Components Market: The optical communications components market is growing rapidly, driven by the growth in demand for network bandwidth. We believe that this trend will continue to increase the demand for the products that we manufacture. Additionally, optics companies continue to further outsource their manufacturing in order to focus on core research and development of new products, and access advanced design and manufacturing technologies. We believe that we are well-positioned to capture the growing market for outsourced production of optical communications components based on our breadth of optical process capabilities. Additionally, in response to customer demand, we continue to invest resources in advanced process technologies to support the manufacture of complex optical products such as 10G and 40G next generation networks. Accordingly, we believe that we are well-positioned to gain market share through strong participation on next generation product platforms.

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Leverage Our Advanced Optical Technology Expertise to Expand into Other Optics End-Markets: We believe that our advanced optical and electro-mechanical process technologies and cost-effective, high-mix, flexible manufacturing platform have assisted in the transition of the optical communications components market to one increasingly characterized by the outsourcing of critical component manufacturing. Our skill-set has positioned us well to service additional large and growing optics end-markets, where we are targeting customers in the medical, industrial and measurement optics markets. These markets are complementary to the optical communications components market and use the same core optical technologies. Additionally, many of these optics end-markets use a number of market-specific manufacturing processes. We believe that outsourcing in these markets historically has been limited due to the lack of a partner with acceptable market-specific technological capabilities to address specialty optics products within these markets. We believe that other optics end-markets present a substantial growth opportunity for us.

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Extend Our Bulk Optics Vertical Integration: The market for bulk optics, such as glass, crystals, prisms, lenses, laser components and substrates, varies from high-volume, low-margin products, such as those for consumer applications, to low-volume, custom products that command high margins and high average selling prices. We have expanded our foundry services into the market for custom bulk optics and have built competitive positions in a number of key bulk optics segments. We intend to continue to grow our bulk optics research and development capacity and design and fabrication skill-sets over time. We have also leveraged our customer relationships in the optical communications components market to extend our market share in the bulk optics market. We believe that the vertical integration of custom bulk optics and other precision components into our foundry business model provides a significant opportunity to continue to gain market share.

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Leverage Our Acquisition Track Record: We have a track record of executing and successfully integrating acquisitions, such as our acquisitions in bulk optics, to expand our target markets and our vertical integration. The bulk optics market remains highly fragmented and offers substantial consolidation opportunities that are consistent with our foundry business model. The scale of our optics foundry business provides substantial potential opportunities for bulk optics that we can cross-sell to our existing customer base.

Optical and Electro-Mechanical Foundry Services

We provide foundry services to optical communications components OEMs, as well as OEMs in other optics markets. Our foundry services are based on precision optical and electro-mechanical process technologies and know-how that we have obtained through our focus on the industry since our inception in early 2000. We currently manufacture, assemble and test products for our customers in our main facilities in Bangkok, Thailand, and we design and manufacture our own bulk optics at our facilities in Fuzhou, the PRC and New Jersey.

After reviewing our customer’s product design for cost and manufacturability, we assemble a prototype product using the same production line and the same team that will be used for volume production. During this process, our engineers work closely with our customers to enhance production efficiency. During the prototype design phase, we prepare manufacturing documentation and purchase long lead time components to attempt to reduce manufacturing delays later in the process. If a customer contract relates to a product for which production is being transferred from the customer’s in-house operations to one of our own facilities, we first set up a production process identical to the one used by our customer and attempt to stabilize yields. We often work with our customer to redesign the process to improve efficiency, reduce costs or improve yields. Process improvements may include reducing the number of parts, simplifying the assembly process, utilizing standard parts and optimizing manufacturing lines. Capital equipment that is unique to a specific customer’s products or production processes is generally consigned from the customer to us, which in turn reduces our fixed capital costs.

Our expertise in materials management often allows us to further reduce costs and cycle times for our customers. Procurement and materials management includes the planning, purchasing, expediting, warehousing and financing of required materials and components. We purchase components from hundreds of suppliers, many of whom are designated by our customers. These purchases are generally governed by our customer agreements, which match orders to their authorization and generally shift the risk for over-ordering or obsolescence to our customers. We employ a sophisticated, automated manufacturing resources planning system and enhanced electronic data interchange capabilities to manage our inventory. We have implemented specific inventory management strategies with some suppliers that enable us to use inventory on an as-needed basis and provide on-site stocking programs.

The assembly portion of our foundry services primarily consists of assembling optical communications components and, in some cases, manufacturing and packaging products directly for shipment to our customers’ customers. We offer computer-aided testing of assembled products, which we believe contributes significantly to our ability to deliver high-quality products on a consistent basis and reduces the risk that we will be required to replace defective products. We work with customers to develop product-specific test strategies. We also provide a variety of test management services, including material and process testing and reliability testing. In addition to providing yield, manufacturing data tracking and other information, our data tracking system also performs process route checking to ensure that the products follow all correct process steps, and the test results meet all the specified criteria. We also work with customers to develop product-specific test strategies. Our test capabilities include traditional printed-circuit board (PCB) assembly testing, mechanical testing and optical testing, which includes parametric testing, such as insertion loss, return loss and extinction ratio, and functional testing (e.g., bit error ratio).

In addition, we provide bulk optics, which are core components of the higher level assemblies that we manufacture for our customers. These include the following:

•	Telecom Optics: Includes C-lens, waveplates, and prisms used for telecommunications applications.

•	Storage Optics: Includes mirrors, polarizing beam splitters, or PBS, and waveplates incorporated in optical storage products.

•	Surveying Optics: Includes penta prisms, corner cubes, and PBS penta prisms incorporated in precision surveying products.

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Telecommunication Subassemblies: Includes fiber tube assemblies and collimators. These subassemblies are used in many fiber optic components such as isolators, circulators, optical switches and three-port filters.

•	Fiber Optic Ferrules and Alignment Sleeves; Fiber Optic Substrates; Various Tubings, Capillaries and Rods: These products are used in optical communications, medical and industrial applications.

We employ lean manufacturing principles to eliminate waste throughout our processes, as well as statistical analysis, known as statistical process control, to reduce defects. We have also customized our software platform to address low-volume, high-mix manufacturing requirements. All aspects of our manufacturing activities are supported with advanced computerized control and monitoring systems. Component inspection, quality, materials planning, purchasing, stockroom and shop floor control systems are all monitored on a real-time basis. Customers can remotely access our computer systems to monitor yields, inventory positions, work-in-progress status and vendor quality data.

Technology

We use a broad array of optical and electro-mechanical manufacturing technologies. We believe that we support a broader array of process technologies than any other company providing foundry services to the optics industry. Certain of these process technologies are licensed to us by our customers for use exclusively to manufacture products on their behalf pursuant to outsourced services contracts, under which there is no royalty payment. We also use a variety of process technologies that we have developed in-house and provide to our customers on a royalty-free basis. We continue to invest time and resources to develop our bulk optics technological capabilities, including capabilities in the areas of crystal growth, crystal and glass processing, optical coating, optical assemblies and glass drawing. We also continue to refine our existing manufacturing processes and expand the scope of processes that we support in order to continually increase the breadth of foundry services we can provide to our customers. We intend to continue to increase our bulk optics research and development capabilities, process engineering capabilities and manufacturing technologies to extend our product portfolio and continue to gain market share in the optics industry. In addition, our manufacturing services use a number of internally developed operational systems that we believe provide our customers with improved efficiency. These technologies and systems include the following:

•	Crystal Growth: Our crystal growth technology produces non-linear optical crystals and crystals used in laser applications. These crystals include YVO4, Nd:YVO4, Nd:GdVO4, BBO, AlphaBBO, KTP, Nd:YAG.

•	Crystal and Glass Processing: Our processing capabilities include dicing, grinding, polishing and inspection with high dimension, tolerance and surface quality.

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Optical and Mechanical Material and Process Analysis: Our material and process laboratory analyzes materials to support failure analysis, incoming inspection, process development, process monitoring and verification of compliance with the applicable environmental standards. Our materials science capabilities allow us to identify alternative sources of components, analyze the root cause of any problems that arise in the properties of optical and mechanical materials, and help develop and verify certain manufacturing processes. These in-house capabilities enable us to quickly resolve technical problems or prevent issues in a timely manner.

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Precision Optical and Electro-mechanical Fiber Assembly: Our team has extensive experience in precision optical and electro-mechanical assemblies in clean room environments, clean room control discipline, cleaning technologies and electro-static discharge, or ESD, protection. This experience enables us to provide high-quality, performance products to our clients that meet their specifications and needs.

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Fiber Metallization and Lensing: We use our fiber metallization and fiber lensing capabilities to assist our customers in packaging their products. Many optical component package designs require metallized fiber and some designs also require lensing at the tip of the fiber. We have in-house capabilities that enable us to produce these products at a low cost, with short lead times and high quality.

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Fiber Handling and Fiber Alignment: The technique with which optical fiber is handled can have a significant impact on the functionality and reliability of optics products due to damage or flaws introduced to the fiber surface or micro-cracks to the core of the fiber, which may impact alignment or signal quality, among other things. We have implemented a number of techniques to avoid stressing or otherwise damaging fiber during stripping, cleaving and connectorization and to achieve optimal alignment of fiber in these processes.

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Advanced Optical Packaging: Our team has extensive experience in designing optical packaging to improve our customers’ product performance, quality, reliability and manufacturing yields. In many cases, we partner with our customers to custom-develop specialized packaging solutions for their optics products.

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Reliability Testing: Our reliability laboratory enables us to test the degree to which our results and specifications conform to our customers’ requirements. Through the conformity laboratory, we are able to perform most of the tests required by industry standards, including damp heat, thermal aging, thermal shock, temperature cycling and shock and vibration. We believe many of our customers do not own a conformity laboratory and would be required to seek these services from third parties if we did not provide them.

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Optical Testing: Our team has experience testing most optical components, including experience with both parametric and functional tests. These optical tests cover products such as optical amplifiers, lasers, modulators and transceivers. In certain instances, we are also able to help our customers develop their own proprietary software and test fixtures.

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Optical Coating: We provide a wide variety of coating from simple single layer anti-reflection coatings to complex multi-layer stacks. The types of coating we provide include anti-reflection, partial reflection and high reflection.

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Optical Assemblies: We have capabilities in optics bonding assemblies, optics/crystal assemblies and various fiber optic assemblies, and in subassemblies such as fiber tube assemblies, collimators, and interleavers.

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Glass Drawing: Our glass drawing capabilities produce custom and standard glass tubes and rods, including borosilicate, clear fused quartz, and synthetic fused silica glass tubing and rods with precise dimensions and tolerances.

Customers, Sales and Marketing

Our customers include seven of the ten largest optical communications components companies worldwide in terms of revenue in 2006, according to Ovum-RHK. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. We work closely with our customers to create a series of processes that fit their highly customized production requirements.

The market we serve is highly concentrated. Therefore, we expect that the majority of our total revenues will continue to come from a limited number of customers. In particular, our top five customers represented 75%, 71% and 93% of our total revenues during fiscal 2007, 2006 and 2005, respectively. During fiscal 2007, JDS Uniphase Corporation, Avanex Corporation, Finisar Corporation and Opnext, Inc. each contributed more than 10% of our total revenues. To mitigate this customer concentration, we are focused on working closely with our customers on the development of new products and techniques for producing the highest possible yields. We are also actively engaged in efforts to diversify our target industries and customer base through acquisitions and organic growth. Our expansion into other markets within the optics industry beyond the optical communications components market is an example of our diversification strategy. Today, we provide foundry services to the medical, industrial and measurement optics markets and are working to expand our current customer relationships to include additional product lines and services.

Supply agreements with our customers generally have an initial term of two to three years, with automatic annual renewal terms unless terminated with notice prior to the next annual renewal period. These agreements often govern the manufacture of products that were previously produced internally by our customer. These contracts generally include provisions for consigning unique production equipment to us, protecting us from carrying obsolete inventory and sharing the initial benefits from cost-savings derived from yield improvements. However, these agreements typically do not specify a minimum purchase amount.

The production of optics devices is characterized by long lead times and a lengthy qualification process. In particular, the qualification and field testing of the products that we produce for our customers typically takes six months to a year or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers’ customers. While most of our customers do not purchase our foundry services until they qualify the services and satisfactorily complete factory audits and vendor evaluations, we produce a test run of their products to demonstrate that the products that we produce will meet our customers’ qualification standards in advance of receiving an order. As part of this process, our engineers work closely with the customer’s procurement teams.

The costs associated with product qualification are typically borne by our customers. These may include the qualification of a production line or a process, as well as mechanical integrity and environmental endurance test qualifications of the products. The qualification of a production line or process may be a three to six month process to demonstrate the process capabilities and to become proficient in the functionality of the production line equipment, testing parameters and manufacturing processes of the product, repair and maintenance of the production line equipment, set-up of the line at our manufacturing facilities and the production of test units. Mechanical integrity and environmental endurance test qualifications may be a two to six month process. These tests are typically specified by industrial standard organizations such as Telcordia, for telecommunication equipment, and include the following tests, which may be run in parallel or serially: high and low temperature storage (exposing test units to certain constant temperatures for up to 2,000 hours); temperature cycling (exposing test units to up to 200 cycles of continuous changes in temperature from subzero through 85 degrees celsius); damp heat (exposing test units to a constant level of humidity and temperature for up to 2,000 consecutive hours); thermal and mechanical shocks (sudden environment or physical disruption to the units); and mechanical vibration. Certain specific products may be required to pass certain other qualifications. For example, fiber connections known as fiber pigtails may be required to pass a fiber pull test, where tension and resistance are applied to the fiber and the connection and the fiber must be able to endure a specified minimum amount of force without breaking. Certain products may, by specification, be required to be delivered in a hermetically sealed package. These packages may require hermeticity tests, which include residual gas analysis (analysis of the gas inside the package to identify gases, vapor and residual that can cause corrosion) and gross and fine leak tests. The production line and environmental qualifications require a variety of process engineering and technical skills and the use of equipment that we believe would be difficult for a potential competitor to replicate without a broad understanding of optical manufacturing and process technology. Therefore, we believe that the two-step qualification process involved with many of the optical foundry services that we provide acts as a barrier to entry.

We believe that the close relationships that we develop with our customers throughout the qualification process, together with our continued qualified solution provider status, facilitate a better understanding of our customers’ time-to-market, technology and cost requirements. We also believe that our deep customer relationships result in new business opportunities by enabling us to identify and capture additional revenue streams that could arise from the production of our customers’ new products.

Our operations and marketing teams manage product introductions, strategy and roadmaps, new product definitions, lifecycle management, demand forecasting and competitive analysis. Our marketing, sales, development and operations teams work closely together to ensure that their respective activities are well-coordinated and designed to meet our objectives. Our close relationship with our customers allows us to work with them to supplement our marketing efforts. To heighten industry awareness, we employ a range of communications programs, including press releases announcing customer profiles, new product announcements, award recognition and other relevant information.

Backlog

We are substantially dependent on orders we receive and fill on a short-term basis. Although we often receive a 12-month forecast from our customers, our customer contracts do not provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders that have short lead times and are subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Quality

One of our strengths has been our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of enhanced statistical engineering techniques and other tools to assist in improving product and service quality. In addition, we generally offer a warranty ranging from one to five years on the products that we assemble. Generally, this warranty covers our workmanship and is limited to the value of the product.

We have established a quality management system to help ensure that the products we provide to our customers meet or exceed industry standards. This system is based on the international standard ISO 9001. Our factories maintain the following certifications: ISO 9001:200 for Manufacturing Quality Systems, ISO 14001 for

Environmental Quality Systems, TL9000 for Telecommunications Industry Quality Certification, TS16949: 2002 for Automotive Industry Quality Certification, ISO 13485:2003 for medical devices, and various additional standards imposed by the FDA with respect to the manufacture of medical devices.

In addition to these standards, we are committed to the deployment of lean manufacturing and our six sigma initiative throughout our manufacturing network. The implementation of lean manufacturing processes helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times and floor space and the number of people required for production, while six sigma ensures continuous improvement by reducing process variation.

Competition

Because of the precision and complexity associated with our existing and target markets, there are significant barriers to entry in the form of process know-how and a long sales cycle due to the need to demonstrate the capability to manufacture a particular component, sub-assembly or module and the ability to protect a customer’s embedded intellectual property. Our overall competitive position depends upon a number of factors, including:

•	our ability to use our engineering services and know-how to participate in the growth of emerging technologies;

•	our manufacturing technologies and capacity;

•	our range of services offered;

•	the availability, performance and reliability of our foundry services;

•	the quality of our manufacturing processes;

•	cost;

•	our responsiveness and flexibility;

•	delivery cycles; and

•	our ability to win designs through prototyping.

Competitors in the market for optical foundry services include MMI Holdings Limited, Oplink Communications, Inc., SAE Magnetics (H.K.) Ltd. and Venture Corporation Limited, as well as the internal manufacturing capabilities of our customers. Our bulk optics operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc. and Photop Technologies, Inc. We believe we are unique among our competitors because we do not compete with our customers, allowing us to establish a closer relationship with our customers. While larger existing contract design companies or outsourced semiconductor assembly and test companies could also enter our target markets, most of these companies tend to focus on less specialized printed circuit board assembly, system assembly and packaging activities.

Intellectual Property

We regard our manufacturing processes and electronic designs as proprietary intellectual property. To protect our proprietary rights, we rely largely upon a combination of trade secrets, non-disclosure agreements with our customers, employees and suppliers, internal security systems, confidentiality procedures and employee confidentiality agreements. We also use a factory-within-a-factory manufacturing process that protects our customers’ intellectual property from being used in or combined with the intellectual property of others or from being inadvertently disclosed during production. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively small but growing number of solely-owned and jointly-held patents in various technology areas with expiration dates between 2019 and 2021, primarily related to our bulk optics operations, and we believe that both our evolving business practices and industry trends may result in the continued growth of our patent portfolio and its importance to us, particularly as we expand our business activities. Important factors include the knowledge and experience of our management and personnel and our ability to develop, enhance and market manufacturing services.

We license various technologies from our customers on a non-exclusive, royalty-free, non-transferable basis for the sole purpose of allowing us to manufacture products for those customers in accordance with customer specifications. We have no rights to disclose, use or sell this licensed technology for any purpose other than as specified by the customer in that customer’s supply or manufacturing agreement. The duration of these licenses is limited to the duration of the underlying supply or manufacturing agreement. Any technology improvements that we develop in connection with manufacturing products for a customer are owned by the customer. We own any process engineering improvements resulting from our manufacture of the products. As part of our foundry services, we grant our customers a royalty-free license to these process engineering improvements for the purpose of allowing our customers to make their products or have their products made by third parties.

Environmental Regulation

We are subject to various foreign, federal, state and local laws and regulations relating to the storage, use, discharge and disposal of toxic or otherwise hazardous or regulated chemicals or materials used in our manufacturing processes. To date, such laws and regulations have not materially affected our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future. While to date we are not aware of any material exposures, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of, or not responsible for, the presence of such substances. In addition, in some countries in which we have operations, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility.

In addition, our Thailand facilities are subject to a variety of environmental regulations specific to Thailand. In Thailand, the Enhancement and Conservation of National Environmental Quality Act B.E. 2535 (1992), or NEQA, empowers the Thai Minister of Industry to designate point sources of air, noise and water pollution that will be required to meet emission or effluent standards created under NEQA or other laws such as The Factories Act B.E. 2535 (1992). Point sources, such as our facilities in Pinehurst and Chokchai, are required to comply with the emissions standards prescribed by the National Environment Board established under NEQA and other applicable authorities. Designated point sources must either establish their own waste treatment facilities or arrange to send their waste to central waste treatment facilities where they are charged a fee for those treatment services.

The penalty for non-compliance with NEQA’s provisions is generally the cost of daily waste treatment multiplied by four, including fine and imprisonment, the latter penalty of which may also be imposed on the directors or managers if the violator is the corporate entity. Designated point sources, such as our facilities in Pinehurst and Chokchai, are required to provide monthly reports to local officials and representatives of the Pollution Control Department on the daily functioning of their treatment facilities. NEQA includes numerous substantial liability and penalty provisions, including strict liability for any injury or damage suffered by private parties as a result of the activities of a polluter. Further, private parties who damage natural resources owned by the government are liable for the full amount of clean up costs.

Each of our plants, to the extent required by law, operates under environmental permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. Any such revocation could require us to cease or limit production at one or more of our facilities.

In addition, many of our target markets are subject to the European Union’s Directive 2002/95/EC on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and the European Union’s Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or WEEE. Similar initiatives are being proposed in other jurisdictions, including several states in the U.S. and the PRC. RoHS prohibits the use of lead, mercury and other specified substances in new electrical and electronic products, and WEEE requires industry producers (which include OEMs and extends, in some cases, to retails) to assume responsibility for the collection, recycling and management of waste products and components.

Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. We acquired our first factory from Seagate Technology, a disk drive manufacturer. This acquisition included approximately 1,400 people with experience and skills in the manufacture of complex electro-mechanical products, a base which we leveraged for use in our current production of optics devices. We have a total of nine direct and indirect subsidiaries. All of these direct and indirect subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own 99.99% of Fabrinet Co., Ltd., and the remaining 0.01% of that entity is owned by Mr. Mitchell and certain of his family members. We formed Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We acquired E2O Communications Pte Ltd. and PT E2O Communications Indonesia in 2004. We incorporated FBN New Jersey Manufacturing, Inc. and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated FBN Canada Manufacturing, Inc. in 2006 and Fabrinet Pte. Ltd. in 2007. The following diagram illustrates our corporate structure:

As the parent company, we enter into all contracts with our customers, and have entered into various inter-company agreements with some of our subsidiaries. Pursuant to one of these inter-company agreements, our California subsidiary provides administrative services to us. We also have inter-company agreements with our Thai subsidiary and our New Jersey subsidiary (which is incorporated in Delaware) providing for manufacturing services from the subsidiaries to us and our customers. Our agent for service of process in the U.S. is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005 and its telephone number at that address is (800) 927-9800.

Employees

As of September 30, 2007, we had approximately 5,075 full-time employees located in Thailand, the PRC, the U.S. and Canada. As of September 30, 2007, we had approximately 4,150 full-time employees located in Thailand, approximately 4,000 of whom were engaged in operations and 150 of whom were engaged in general and administration. As of September 30, 2007, we had approximately 880 full-time employees located in the

PRC, approximately 830 of whom were engaged in operations and 50 of whom were engaged in general and administration. As of September 30, 2007, we had approximately 45 full-time employees located in the U.S., approximately 35 of whom were engaged in operations and 10 of whom were engaged in general and administration. We also have two general and administrative employees in Canada. Of our more than 600 technical employees, 31% hold advanced degrees and 7% hold doctorate degrees. None of our employees are represented by a labor union. We have not experienced any work stoppages, slow downs or strikes. We consider our relations with our employees to be good. Our employees have been employed by us for an average of approximately five consecutive years.

Facilities

We have facilities located in Bangkok, Thailand, Fuzhou, the PRC and New Jersey, USA that are devoted to administrative, engineering, production and warehouse functions, as set forth below:

Location	Year Operations Commenced	Owned/Leased	Approximate Square Footage
Chokchai Campus, Bangkok, Thailand (Buildings l and 2)	2000	Leased until April 30, 2014	227,000 square feet

Pinehurst Factory, Bangkok, Thailand (Buildings 3 and 4)	2004 (Building 3) and 2005 (Building 4)	Owned*	288,000 square feet

CASIX, Fuzhou, PRC	2005	Leased**	219,000 square feet

VitroCom, Mountain Lakes, New Jersey, USA	2005	Leased until June 30, 2010	20,000 square feet

Pinehurst Factory, Bangkok, Thailand (Building 5)	2007	Owned*	317,000 square feet

*	Although we hold title to Buildings 3, 4 and 5 at our Pinehurst facility, each of those buildings and the underlying land is encumbered by a mortgage which secures our debt obligations to TMB Bank Public Company Limited.
**	The lease periods for the buildings located at this facility expire on July 31, 2008, August 4, 2008 and October 7, 2008.

Suppliers of Raw Materials

We rely on single-source suppliers for a number of critical materials to manufacture our customers’ products. We generally purchase these single or limited source materials through standard purchase orders or supply agreements. We do not maintain long-term guaranteed supply agreements with any of our suppliers. Some of these sole-source suppliers are small businesses lacking financial resources or a track record, which presents risks to us based on those suppliers’ own financial health. Other suppliers are large organizations with limited dependency on our business, which may result in unfavorable pricing, quantity or delivery terms. We have historically experienced supply shortages for various reasons, including reduced yields by our suppliers, which have prevented us from manufacturing products for our customers in a timely manner. While we are undertaking programs to ensure the long-term availability of raw materials, there can be no assurance that we will be successful in doing so or that we will not be subject to future supply constraints.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising in the ordinary course of our business. There are currently no material claims or actions pending or threatened against us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers as of September 30, 2007:

Name	Age	Position*
David T. Mitchell	65	Chief Executive Officer, President and Chairman of the Board of Directors
Dr. Teera Achariyapaopan	52	Chief Operating Officer; Executive Vice President of Fabrinet Co., Ltd.
Dr. Harpal Gill	54	Executive Vice President, Operations of Fabrinet USA, Inc. and Fabrinet Co., Ltd.
Nat Mani	43	Executive Vice President, Sales & Marketing of Fabrinet USA, Inc.
Mark J. Schwartz	40	Chief Financial Officer and Secretary; Executive Vice President of Fabrinet USA, Inc.
Mark A. Christensen	48	Director
Dr. Ta-lin Hsu	64	Director
Dr. Frank H. Levinson	54	Director
Rollance E. Olson	64	Director
Virapan Pulges	46	Director

*	Unless otherwise noted, all positions are with Fabrinet.

David T. (Tom) Mitchell is our founder and has served as our chief executive officer, president and chairman of the board of directors since our inception in 2000. Mr. Mitchell co-founded Seagate Technology, a disk drive manufacturing company, in 1979. Mr. Mitchell served as the president of Seagate Technology from 1983 to 1991, where he established manufacturing operations in Singapore, Thailand, Malaysia, the PRC and India. Mr. Mitchell earned a bachelor of science degree in economics from Montana State University.

Dr. Teera Achariyapaopan has served as our chief operating officer and as executive vice president of Fabrinet Co., Ltd. since 2004 and as senior vice president of operations and managing director of Thailand operations of Fabrinet Co., Ltd. from 2000 to 2004. From 1988 to 1998, Dr. Achariyapaopan served as the executive director of engineering for Seagate Technology, a disk drive manufacturing company, in Thailand where he was responsible for all aspects of manufacturing and engineering, including product transfers, yield and process improvements and cost reductions. From 1984 to 1988, Dr. Achariyapaopan served as a member of the technical staff with Bell Communications Research in New Jersey. Dr. Achariyapaopan earned a doctor of philosophy degree in electrical engineering from the University of Florida.

Dr. Harpal Gill has served as executive vice president, operations of Fabrinet USA, Inc. and Fabrinet Co., Ltd. since May 2005. Prior to joining us, from July 2003 to January 2005, Dr. Gill served as the senior vice president of engineering for Maxtor Corporation, a disk drive manufacturer. From January 1999 to July 2003, Dr. Gill served as the vice president of engineering for Read Rite Corporation, a supplier of magnetic recording heads for data storage devices, in Bangkok, Thailand. From June 1996 to October 1998, Dr. Gill served as the managing director of JTS Corp., a disk drive manufacturer, in Chennai (Madras), India. Dr. Gill has also held senior management positions with Seagate Technology and Stanton Automation. Dr. Gill earned a bachelor of science degree in mechanical engineering from Brunel University in the United Kingdom and a doctor of philosophy degree in engineering from the University of Bradford in the United Kingdom.

Nat Mani has served as executive vice president, sales & marketing of Fabrinet USA, Inc. since June 2006 and as senior vice president, business development of Fabrinet USA, Inc. from 2003 to June 2006. Mr. Mani manages worldwide business development activities for us. Prior to joining us, from 1997 to 2001, Mr. Mani held management positions in strategy and business planning with International Business Machines Corporation,

Radius Inc. and Siemens. Mr. Mani earned a master’s degree in management studies from the Birla Institute of Technology and Science in India and a master’s degree in business administration from Tulane University.

Mark J. Schwartz has served as our chief financial officer and secretary and as executive vice president of Fabrinet USA, Inc. since March 2004. Mr. Schwartz was previously our secretary and the senior vice president, global finance of Fabrinet USA, Inc. from May 2000 to March 2004. Mr. Schwartz manages our finance functions, global contracts and corporate compliance. Prior to joining us, from 1997 to May 2000, Mr. Schwartz practiced corporate law at Morgan Franich, Fredkin & Marsh in San Jose, California where he specialized in corporate finance, mergers and acquisitions and technology licensing. Mr. Schwartz earned a bachelor of business administration degree from the University of Miami and a juris doctor degree from the University of San Diego.

Mark A. Christensen has served on our board of directors since 2005. Mr. Christensen has served as the president of Global Capital Management, a consulting firm to high tech companies, since he established it in February 2005. From November 2001 to January 2005, Mr. Christensen served as the vice president and director of mobile and communications sectors at Intel Capital, where he was responsible for managing Intel Capital’s wired, wireless and optical networking equity investments and merger and acquisition activities. From 1995 to 2001, Mr. Christensen served as the vice president and group general manager for the network communications group at Intel Corporation, a semiconductor manufacturing company. Prior to that, Mr. Christensen held various positions at Intel Corporation since 1982. Mr. Christensen is a member of the board of directors of Pixelworks, Inc. and two privately-held companies, Gigle Semiconductor, Inc. and Celio Technology Corporation. Mr. Christensen earned a bachelor of science degree in industrial and manufacturing engineering from Oregon State University and a master’s degree in business administration from the University of Oregon.

Dr. Ta-lin Hsu has served on our board of directors since 1999. Dr. Hsu joined Hambrecht & Quist, an investment banking firm, as a general partner in 1985 and founded H&Q Asia Pacific, a private equity firm, in that same year. Before Hambrecht & Quist, Dr. Hsu worked at International Business Machines Corporation for 12 years. In his last position in senior management, Dr. Hsu held corporate responsibility for all of IBM’s advanced research in mass storage systems and technology. From 1971 to 1973, Dr. Hsu was a staff scientist in the material research center of Allied Chemical. Dr. Hsu plays an active role in developing investment and technology relationships between the U.S. and Asia, and holds numerous advisory positions with governmental and industry organizations. Dr. Hsu was a founding member of the Technology Review Board, which was founded to advise the Executive Yuan of Taiwan on technology matters. Dr. Hsu also serves as an advisory board member of the Haas School of Business at the University of California, Berkeley, a member of the Council on Foreign Relations, and a member of the Board of Trustees of The Asia Foundation. Dr. Hsu earned a bachelor of science degree in physics from the National Taiwan University, a master’s degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctor of philosophy degree in electrical engineering from the University of California, Berkeley.

Dr. Frank H. Levinson has served on our board of directors since 2001. Since 2006, Dr. Levinson has served as the managing director of Small World Group, PTE Ltd., a non-profit organization. From August 1999 to January 2006, Dr. Levinson served as the chairman of the board of directors and chief technical officer of Finisar Corporation, a provider of fiber optic components and network performance test and monitoring systems. From 1988 to 1999, Dr. Levinson served as the chief executive officer of Finisar. From January 1986 to February 1988, he served as the optical department manager at Raynet, Inc., a fiber optic systems company and, from April 1985 to December 1985, Dr. Levinson served as the chief optical scientist at Raychem Corporation. From January 1984 to July 1984, he was a member of the technical staff at Bellcore, a provider of services and products to the communications industry. From 1980 to 1983, Dr. Levinson served as a member of the technical staff at AT&T Bell Laboratories. Dr. Levinson is a member of the board of directors of Finisar. Dr. Levinson earned a bachelor of science degree in mathematics and physics from Butler University and a master’s degree in astronomy and a doctor of philosophy degree in astronomy from the University of Virginia.

Rollance E. Olson has served on our board of directors since 2004. Since 1986, Mr. Olson has served as chief executive officer of Parts Depot Inc., a wholesale automotive replacement parts and supplies business in Salem, Virginia. From 1980 to 1985, Mr. Olson served as the president of Brake Systems, Inc., and from 1973 to 1980, Mr. Olson served in various positions at Bendix Corporation, an automotive safety brake and control systems company, including as general manager of the fram/autolite division, general manager of the Bendix automotive aftermarket division and corporate staff consultant. From 1968 to 1973, Mr. Olson served as a management consultant and project leader of Booz, Allen & Hamilton, a management and technology consultant firm. Mr. Olson earned a bachelor of arts degree from the University of Minnesota.

Virapan Pulges has served on our board of directors since 2000. From 1990 to 2005, Mr. Pulges served as the managing director of H&Q (Thailand) Ltd., a private equity firm, where he was responsible for investments in Thailand. Mr. Pulges is currently a consultant to H&Q Asia Pacific for its investments in Thailand and the managing director of TICON Industrial Connection Public Co., Ltd., an industrial property development company. Mr. Pulges has also served on the boards of directors of SVI Public Co., Ltd., Thai Cane Paper Public Co., Ltd. and TICON Industrial Connection Public Co., Ltd. Prior to joining H&Q (Thailand) Ltd., from 1983 to 1989, Mr. Pulges was the assistant managing director of Thai Seri Cold Storage Co., Ltd., a frozen seafood processing and exporting company. Mr. Pulges serves as a director and the secretariat of the Thai Venture Capital Association, or TVCA. Mr. Pulges was a founding member of TVCA in 1996 and, from 1999 to 2005, he served as a director and the president of TVCA. Mr. Pulges is a director and the treasurer of the Singapore-Thai Chamber of Commerce. Mr. Pulges earned a bachelor of science degree with special honors in electrical engineering and computer science and a master’s degree in electrical engineering from the University of Colorado, Boulder.

Composition of the Board of Directors

Terms of Our Directors and Executive Officers

Our directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified unless removed in accordance with our amended and restated memorandum and articles of association. Effective upon the closing of our initial public offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I will consist of Messrs. [ ] and [ ], whose terms will expire at the annual meeting of shareholders to be held in 2008;

•	Class II will consist of Messrs. [ ], and [ ], whose terms will expire at the annual meeting of shareholders to be held in 2009; and

•	Class III will consist of Messrs. [ ] and [ ], whose terms will expire at the annual meeting of shareholders to be held in 2010.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our officers are appointed by and serve at the discretion of our board of directors.

Duties of Our Directors

Under Cayman Islands law, our directors have a fiduciary duty to act in what they consider to be our company’s best interests. Our directors also have a duty to act with skill and care. In fulfilling their duty of care to us, our directors seek to ensure compliance with our memorandum and articles of association then in effect.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to our shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred at our shareholders’ meetings or under our amended and restated memorandum and articles of association.

Director Independence

Our board of directors has reviewed the materiality, either directly or indirectly, of any relationship between us and each of our directors. Based on this review, our board of directors has determined that Messrs. [                    ], [                    ] and [                    ] are “independent directors” as defined by the rules of the New York Stock Exchange and the Securities and Exchange Commission. The rules of the New York Stock Exchange require that a majority of the members of board of directors of a listed company be independent directors, as defined by the rules of the New York Stock Exchange. Our board of directors currently consists of [                    ] directors who qualify as independent under those standards. During the first 12 months after the date that our ordinary shares are first listed on the New York Stock Exchange, we will be exempt from the New York Stock Exchange requirement that a majority of our board be comprised of independent directors in accordance with New York Stock Exchange rules.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee currently consists of Messrs. [            ], [            ] and [                     ]. Mr. [            ] is the chairman of our audit committee. Our board of directors has determined that Mr. [            ] is an “audit committee financial expert,” as that term is defined by the Securities and Exchange Commission and satisfies the financial sophistication requirements of the New York Stock Exchange. Our board of directors has determined that all of our audit committee members are “independent” within the meaning of the rules of the New York Stock Exchange and also meet the additional criteria for audit committee members set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

Our audit committee will be responsible for, among other things:

•	pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•

annually reviewing our independent auditors’ report describing (i) their internal quality-control procedures, (ii) any material issues raised by the most recent internal quality control review, or peer review, of our independent auditors and (iii) all relationships between our independent auditors and our company, in order to assess our auditors’ independence;

•	setting hiring policies for employees or former employees of our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing (and approving or rejecting) all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated under the Exchange Act;

•	reviewing and discussing the annual and quarterly financial statements with management and our independent auditors;

•	discussing with management and our independent auditors major issues regarding accounting principles and financial statements;

•	reviewing reports prepared by management or our independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls (including any significant deficiencies);

•

reviewing reports from our independent auditors regarding all critical accounting policies and practices used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between our independent auditors and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter; and

•	meeting separately, periodically, with management, our internal auditors and independent auditors.

Compensation Committee

Our compensation committee currently consists of Messrs. [            ] and [            ]. Mr. [            ] is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent” within the meaning of the rules of the New York Stock Exchange. In addition, our board of directors has determined that all of our compensation committee members meet the requirements of the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code, as amended.

Our compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation of our chief executive officer;

•	developing, reviewing and approving our overall compensation policies and goals, including policies and forms of compensation provided to our directors and officers;

•	monitoring and reviewing matters related to succession planning for our executives officers;

•	administering our equity incentive plans; and

•	reviewing and approving the compensation discussion and analysis to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Messrs. [                ] and [                ]. Mr. [            ] is the chairman of our nominating and corporate governance committee. Our board of directors has determined that all of our nominating and corporate governance committee members are “independent” within the meaning of the rules of the New York Stock Exchange.

Our nominating and corporate governance committee will be responsible for, among other things:

•

assisting our board of directors in identifying prospective director nominees and selecting, or recommending that our board of directors select, the director nominees for each annual meeting of shareholders;

•	recommending to our board of directors persons to be members of each board committee;

•	developing and recommending to our board of directors a set of corporate governance principles; and

•	overseeing the annual evaluation of our board of directors and its committees and our management.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, our board of directors did not have a compensation committee or other committee performing a similar function. Mr. Mitchell, our chief executive officer, president and chairman of the board of directors, participated in deliberations of our board of directors concerning executive officer compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

Our board of directors has adopted a financial officer code of ethics, which is applicable to our senior executives and finance group. In addition, our board of directors has adopted a code of business conduct, which is applicable to all of our directors, officers and employees. We will make our financial officer code of ethics and our code of business conduct publicly available on our website.

Employment Agreements

We and certain of our subsidiaries have entered into employment agreements with Mr. Mitchell, Dr. Achariyapaopan, Dr. Gill, Mr. Mani and Mr. Schwartz that provide the general terms and conditions of their employment. Each employment agreement is described below.

David T. (Tom) Mitchell. On January 1, 2000, we entered into an employment agreement with Mr. Mitchell, pursuant to which Mr. Mitchell serves as our chief executive officer. The original term of the agreement ended on December 31, 2005; however, as permitted under the terms of the agreement, we have mutually agreed that Mr. Mitchell will continue his employment under the terms of the agreement. The agreement provided for an initial annual base salary of $450,000 per year, subject to annual adjustment. In addition, Mr. Mitchell is eligible to receive quarterly bonus compensation in the form of an allocation from our Executive Bonus Plan (as described below), as determined in the discretion of our board of directors. Mr. Mitchell is eligible to participate in any benefit plan made generally available to our other senior executives. Subject to submission of an invoice or receipts, we have agreed to reimburse Mr. Mitchell for all reasonable travel, entertainment and other similar business expenses, including $1,500 per month for reasonable expenses incurred by Mr. Mitchell with respect to maintaining and operating a home office.

Mr. Mitchell may terminate his employment with us for any reason by providing written notice 90 days in advance. We may terminate Mr. Mitchell’s employment at any time with or without notice. If we terminate

Mr. Mitchell’s employment without “cause” or he terminates his employment for “good reason,” he will be entitled to receive a lump sum severance payment equal to two times his then-current base salary, plus accrued salary and declared but unpaid bonus and reimbursement of expenses, all subject to applicable tax withholdings.

For purposes of Mr. Mitchell’s employment agreement, “cause” means Mr. Mitchell’s (i) commission of any felony or any crime involving moral turpitude, (ii) willful breach of his duties to us, including, but not limited to, theft from us and failure to fully disclose personal pecuniary interest in a transaction involving us, or (iii) engaging in willful misconduct, willful or gross neglect, fraud, misappropriation, or embezzlement, in each case in the performance of his duties.

For purposes of Mr. Mitchell’s employment agreement, “good reason” means (i) a material diminution during the term of the agreement in Mr. Mitchell’s office, duties, or responsibilities (including following any change in control) or (ii) a material breach by us of the agreement. However, before terminating his employment for good reason, Mr. Mitchell must provide (i) reasonable written notice to our board of directors setting forth the reasons for his intention to terminate for good reason and (ii) an opportunity for our board of directors to meet with him, together with legal counsel, and cure such reason within 15 days after receipt of such notice.

Mr. Mitchell has agreed that, for a period of one year following the termination of his employment with us, he will not solicit our employees or independent contractors to leave our employment or intentionally interfere with our relationships with, or seek to solicit business from, our customers or clients.

Dr. Teera Achariyapaopan. On October 1, 1999, our Thai subsidiary entered into an employment agreement with Dr. Achariyapaopan to serve as senior vice president and managing director that provided for an initial annual base salary of $250,000 with pay increases subject to individual performance, life and medical insurance and paid vacation. Dr. Achariyapaopan’s current annual base salary is $345, 000. All of the amounts paid to Dr. Achariyapaopan are gross amounts with Dr. Achariyapaopan liable for any personal income tax which we may withhold. The agreement also provides for at least 30 days prior notice upon termination by either party. In addition, under applicable Thai law, Dr. Achariyapaopan is eligible for one month of severance (equal to one month’s base salary as then in effect) for each year of his service to us.

Dr. Harpal Gill. On April 29, 2005, our California subsidiary offered Dr. Gill employment to serve as its senior vice president of operations. Dr. Gill’s offer letter was subsequently amended on February 14, 2007. The offer provided for an initial annual base salary of $275,000, an annual bonus opportunity based on mutually agreed upon targets, an initial option grant of 100,000 of our ordinary shares at an exercise price of $1.75 per share and participation in our California subsidiary’s benefit programs, including health benefits. 25% of the shares subject to the option vested one year after the date of grant and the remaining shares subject to the option vest over three years in equal monthly installments. In the event we terminate Dr. Gill’s employment without good cause (not defined), he will receive severance equal to 12 months of his then-current base salary, medical coverage for 12 months following his termination of employment and any earned bonus, all subject to applicable tax withholdings.

In addition, on July 1, 2007, Dr. Gill entered into an employment agreement with our Thai subsidiary. Pursuant to the agreement, Dr. Gill serves as the executive vice president of operations for the subsidiary. The agreement sets forth Dr. Gill’s initial annual base salary as $400,000, of which $200,000 is paid by our Thai subsidiary and $200,000 is paid by our California subsidiary. Dr. Gill may terminate his employment with our Thai and California subsidiaries for any reason by providing written notice 15 days in advance. We may terminate Dr. Gill’s employment at any time with advanced written notice equal to one pay period. In addition, we may immediately terminate Dr. Gill’s employment for cause and not be required to provide any severance pay or benefits. For purposes of Dr. Gill’s July 1, 2007 employment agreement, “cause” means Dr. Gill (i) performs dishonestly towards his duties or intentionally commits a criminal offense against us, (ii) intentionally causes us to suffer losses, (iii) causes serious damage to us due to negligence, (iv) violates our work rules, regulations or lawful orders after a written warning, (v) abandons work for three consecutive working days, or (vi) is imprisoned by final judgment.

Nat Mani. On January 8, 2001, our California subsidiary entered into an employment agreement with Mr. Mani to serve as vice president of business development. Mr. Mani’s employment agreement was subsequently amended on October 1, 2007. The employment agreement provided for an initial annual base salary of $180,000, a bonus based upon targets and criteria determined by us, paid vacation and hotel, travel and other expenses reasonably and properly incurred upon receipt and in accordance with our expense policies. Mr. Mani’s current annual base salary is $275,000. In the event we terminate Mr. Mani’s employment without cause (not defined) he will receive severance equal to six months of his then-current base salary, medical coverage for six months following his termination of employment and any earned bonus, all subject to applicable tax withholdings. The agreement also provides for one month’s prior notice upon termination by either party.

Mark J. Schwartz. On April 16, 2000, our California subsidiary entered into an employment arrangement with Mr. Schwartz to serve as senior vice president, global finance and secretary. The offer provided for an initial annual base salary of $180,000, participation in our Executive Bonus Plan (as described below), an initial option grant of 135,000 of our ordinary shares and participation in our benefit programs, including health benefits. Mr. Schwartz’s current annual base salary is $275,000. We also reimburse Mr. Schwartz for overhead office, phone and facsimile expenses, cell phone usage and car lease expenses in connection with Mr. Schwartz performing his duties for us, as well as for legal certification, including bar association dues and continuing legal education, and other reasonable home office expenses. In the event we terminate Mr. Schwartz’s employment, he is entitled to six months of base salary as a severance payment.

COMPENSATION DISCUSSION AND ANALYSIS

Fiscal 2007 Director Compensation

The following table presents information regarding the compensation paid during fiscal 2007 to individuals who were members of our board of directors at any time during fiscal 2007 and who were not also our employees. We refer to those directors as non-employee directors. The compensation paid to any director who was also one of our employees during fiscal 2007 is presented below in the fiscal 2007 Summary Compensation Table and the related explanatory tables. Such employee-directors do not receive separate compensation for service on our board of directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Mark Christensen	$12,000	$—	$12,000
Dr. Ta-lin Hsu	—	—	—
Dr. Frank Levinson	—	—	—
Rollance Olson	12,000	—	12,000
Virapan Pulges	—	—	—
Enzo Signore(2)	—	—	—
Deborah Shoquist(3)	—	—	—

(1)	The following table presents the number of outstanding and unexercised options held by each of our non-employee directors as of June 30, 2007. There were no unvested stock awards held by any of our non-employee directors as of June 30, 2007.

Director	Number of Options Outstanding
Mark Christensen	17,500
Dr. Ta-lin Hsu	30,000
Dr. Frank Levinson	30,000
Rollance Olson	23,125
Virapan Pulges	30,000
Enzo Signore	—
Deborah Shoquist	—

(2)	Mr. Signore resigned from our board of directors in February 2007.
(3)	Ms. Shoquist resigned from our board of directors in August 2007.

During fiscal 2007, compensation for non-employee directors not affiliated with any of our shareholders consisted of a fee of $3,000 for each meeting of our board of directors attended in person or by telephone. Non-employee directors are also reimbursed for out-of-pocket expenses they incur serving as directors. Our directors did not receive an annual cash retainer or any equity awards or other form of compensation for their service as directors during fiscal 2007.

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive and principal financial officers, and to our three other most highly compensated individuals who were serving as executive officers at the end of fiscal 2007. These individuals are referred to as the “Named Officers” in this prospectus.

To date, our current executive compensation programs have been determined and approved by David T. Mitchell, our chief executive officer, president and chairman of the board of directors, except that the executive compensation program of Mr. Mitchell was determined and approved by our board of directors. Mr. Mitchell is the only Named Officer serving as a member of our board of directors or responsible for determining the form or amount of compensation paid to our senior executive officers. Commencing with fiscal 2008, the executive compensation programs for all Named Officers will be determined by the compensation committee of our board of directors. In making its decisions, the compensation committee may retain independent compensation consultants and/or benchmark compensation paid by our competitors.

Executive Compensation Program Objectives and Overview

Our current executive compensation programs are intended to achieve three fundamental objectives: (i) attract, retain and motivate qualified executives; (ii) hold executives accountable for performance; and (iii) align executives’ interests with the interests of our shareholders. In structuring our current executive compensation programs and in designing our future executive compensation programs, we are guided by the following basic philosophies:

•	Competition. We should provide competitive compensation opportunities with respect to our industry so that we can attract, retain and motivate qualified executives.

•	Pay for Performance. A substantial portion of compensation should be tied to our performance, to align the interests of the executives with our performance.

•

Alignment with Shareholder Interests. A substantial portion of compensation should be contingent on our performance for our shareholders, to align the interests of executives with the interests of our shareholders.

As described in more detail below, the material elements of our current executive compensation programs for Named Officers include a base salary, an annual profit sharing plan and long-term equity incentive awards. In addition, Named Officers may participate in our 401(k) plan and welfare benefit programs on substantially the same terms as our other employees. Our Named Officers are also entitled to certain perquisites and personal benefits and, in some cases, may be entitled to severance benefits upon certain terminations of their employment with us.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. The table below lists each material element of our current executive compensation program and the compensation objective or objectives that it is designed to achieve.

Compensation Element	Compensation Objectives Designed to be Achieved

Base Salary	• Attract, retain and motivate qualified executives

Annual Profit Sharing Plan (Executive Bonus Plan)	• Hold executives accountable for performance of company • Align executives’ interests with those of shareholders • Attract, retain and motivate qualified executives

Perquisites and Personal Benefits	• Attract, retain and motivate qualified executives

Long-Term Equity Incentives	• Align executives’ interests with those of shareholders • Hold executives accountable for our performance • Attract, retain and motivate qualified executives

Severance and Other Benefits Upon Termination of Employment	• Attract, retain and motivate qualified executives

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities. Historically, we have not retained independent consultants in setting the compensation levels for our executives, nor have we benchmarked our executives’ compensation against the levels paid by our competitors. However, we have periodically reviewed compensation survey data regarding total compensation of executives in comparable companies in our industry, to ensure that we provide a competitive executive compensation program to retain and attract highly qualified executives. Other than ensuring our compensation programs were competitive, we did not use the survey data in making specific determinations about any of our executives’ compensation.

Mr. Mitchell, a co-founder of Seagate who is highly regarded in the manufacturing industry, founded our company and has been our chief executive officer, president and chairman of the board of directors since our inception. Because Mr. Mitchell has been with us since our inception in 2000, his compensation as Chief Executive Officer is intended to be competitive with the compensation of other executives of technology companies of our size and stage of development. As Named Officers have been added to our executive team, we have attempted to provide a competitive compensation package for each executive position in order to attract and retain talent. As the roles and responsibilities for each executive position vary, the aggregate amount and structure of each executive’s compensation package varies accordingly. Therefore, we have not attempted to equalize the compensation packages of any members of our executive team but rather have reviewed compensation based on each executive’s own merit and the nature of the executive’s position.

During fiscal 2009, we expect the compensation committee to conduct a comprehensive review of our executives’ compensation packages. We anticipate that the compensation committee will retain an independent compensation consultant to assist in its review and will consider the compensation packages provided to our competitors’ executives.

Current Executive Compensation Program Elements

Base Salaries

We review the base salary levels for our Named Officers on an annual basis. In reviewing the specific salary levels for each Named Officer, we assess the executive’s past performance and expected future contributions to us. Performance objectives used in the determination of each Named Officer’s salary increase were based upon measures of corporate performance without reference to a specific goal, primarily increased revenues and overall net income. Revenues more than doubled from fiscal 2005 to fiscal 2007 and net income increased by 90% during the same time period. We rewarded this corporate performance during fiscal 2007 when we reviewed and revised the base salary levels for each of our Named Officers. After taking into consideration the substantial increase in general responsibilities and complexities due to our significant growth, revenues and net income over the previous two years, and consistent with our past practices of holding executives accountable for their performance, we increased the base salary level for each Named Officer (other than Mr. Mitchell and Dr. Achariyapaopan) by approximately 15% to 20%. We did not increase Mr. Mitchell’s and Dr. Achariyapaopan’s base salaries in 2007 because our board of directors determined that the overall compensation package for these two individuals was sufficient, particularly because each individual receives a higher percentage of the Executive Bonus Plan (as described below) than the other executives. We believe that the base salary levels of the Named Officers are reasonable in view of competitive practices, our performance and the contribution of those officers to that performance. Future salary increases will be determined solely by the compensation committee, without any executive involvement in the final determination, after full consideration of the recommendations provided by an independent compensation consultant. The independent compensation consultant is expected to review industry practices within comparable companies and will benchmark each executive’s future salary increases to be consistent with other companies within our industry and financial comparative group.

Annual Profit Sharing Plan

For fiscal 2007, as in prior years, we maintained an Employee Profit Sharing Plan under which we paid bonuses to our employees equal to 10 percent of our pre-tax profits in the aggregate, as prepared in accordance with GAAP. Our board of directors approves the bonus payment into the Employee Profit Sharing Plan. This bonus ties a portion of the employees’ compensation to our financial success. Our Executive Bonus Plan comprises half of our Employee Profit Sharing Plan, resulting in an Executive Bonus Plan pool of five percent of our total earnings before interest and taxes. Our executives do not have a formal bonus target, but instead receive a fixed percentage of our pre-tax profits. For fiscal 2007, the total amount of the bonuses we paid to our executives under the Executive Bonus Plan was approximately $2.6 million, which represented five percent of our pre-tax profits. The percentage of each executive’s bonus was set upon his or her hire date and does not change unless there is an additional executive who participates in the Executive Bonus Plan. During fiscal 2007, the Named Officers’ bonus percentages in the Executive Bonus Plan were as follows: Mr. Mitchell - 45.3%, Dr. Achariyapaopan - 27.2%, Dr. Gill - 7.5%, Mr. Mani - 5%, Mr. Schwartz - 5%. The remaining 10% of the Executive Bonus Plan was allocated among other members of the senior staff. The potential bonus amount is reviewed each quarter with our board of directors, which approves or realigns the amount of each executive’s bonus if additional executives join our management team. As with base salaries, we believe that the fiscal 2007 bonuses paid to the Named Officers are reasonable in view of competitive practices, our performance and the contribution of those officers to our performance during fiscal 2007.

We have adopted a similar profit sharing plan for our executives and other employees for fiscal 2008. This plan is subject to change, however, as part of the comprehensive review of our compensation practices described above.

Perquisites and Personal Benefits

In addition to base salaries and annual bonus opportunities, we provide the Named Officers with certain perquisites and personal benefits. We believe that perquisites and personal benefits are often a tax-advantaged way to provide the Named Officers with additional annual compensation that supplements their base salaries and bonus opportunities. We do not establish the value of each Named Officer’s perquisites and personal benefits in a vacuum or as some form of compensation “add on.” Instead we view the value of the perquisites as another component of annual compensation that is merely paid in a different, and perhaps tax advantaged, form. When determining each Named Officer’s base salary, we take the value of each Named Officer’s perquisites and personal benefits into consideration.

The perquisites and personal benefits paid to each Named Officer in fiscal 2007 are reported in the “All Other Compensation” column of the Fiscal 2007 Summary Compensation Table below, and are further described in the footnotes to the Summary Compensation Table.

Because Mr. Mitchell is the only Named Officer who is on international assignment in Thailand, the dollar value of his perquisites is higher than that of the other Named Officers to take into account his international assignment, which requires additional expenses, as described in the footnotes to the Summary Compensation Table.

Commencing with fiscal 2009, the compensation committee will reevaluate, consistent with industry practice, whether it is appropriate under the executive compensation programs it establishes to continue the existing perquisites and personal benefits paid to each Named Officer.

Long-Term Equity Incentives

Our policy is that the long-term compensation of the Named Officers should be directly linked to the value provided to our shareholders. Therefore, we have historically made grants of stock options to provide further incentives to our executives to increase shareholder value. We base our award grants to executives on a number of factors, including the executive’s position and total compensation package, and the executive’s contribution to the success of our financial performance. Performance objectives used in the determination of each Named Officer’s long-term equity incentives were based upon corporate financial performance, primarily the significant increase in revenues and net income over the last three years.

In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and to us, accounting impact and potential dilution effects.

Our stock option grants to the Named Officers have an exercise price that is equal to the fair market value of our ordinary shares on the grant date as determined by our board of directors. Thus, the Named Officers will only realize value on their stock options if our shareholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant. The material terms of the options we granted to our Named Officers during fiscal 2007 are described below under “Fiscal 2007 Grants of Plan-Based Awards.”

During fiscal 2007, the only Named Officer to receive a share option grant was Dr. Gill, who received a grant of 100,000 shares. Our board of directors determined that the other Named Officers did not need an additional share option grant during fiscal 2007 because the outstanding long-term incentives for those individuals were sufficient at that time. Because Dr. Gill joined us in 2005, the share option grant to Dr. Gill in fiscal 2007 was based on increasing Dr. Gill’s total compensation package to more closely align his compensation package with the other Named Officers who had been with us longer.

Severance and Other Benefits Upon Termination of Employment

We and certain of our subsidiaries have entered into employment agreements with Mr. Mitchell, Dr. Achariyapaopan, Dr. Gill, Mr. Mani and Mr. Schwartz that provide for them to receive severance benefits following certain terminations of their employment with us or our subsidiaries, as applicable. Mr. Mitchell’s employment agreement expired in December 2005, but the parties have continued to honor the terms of that agreement. We believe that severance protections can play a valuable role in attracting and retaining key executive officers. We evaluate the level of severance benefits to provide a Named Officer on a case-by-case basis. We consider these severance protections to be an important part of an executive’s compensation and consistent with competitive practices. We believe these arrangements are consistent with our overall compensation objectives given that such arrangements are competitive with arrangements offered to senior executives by companies with whom we compete for executives and are critical to achieve our business objective of management retention. In addition, the arrangements encourage executives to remain with us and provide the executives with enhanced financial security in recognition of past and future service that they provide us. The terms of these arrangements were evaluated in terms of the overall compensation packages for each executive. We structured the terms and payouts of each arrangement according to what the collective knowledge and experience of our board of directors indicated was industry standard for severance agreements at the time such arrangements were entered into. As described in more detail below under “Potential Payments Upon Termination or Change in Control” below, these Named Officers would be entitled under their employment agreements to severance benefits in the event of a termination of their employment by us without cause and, in the case of Mr. Mitchell, a constructive termination of his employment with us.

Subsequent Compensation Actions

We intend to adopt a new equity compensation plan, the 2008 Performance Incentive Plan, or the 2008 Plan, to be effective upon the completion of this offering, and we expect that our shareholders will approve the 2008 Plan prior to the completion of this offering. A brief summary of the terms of the 2008 Plan is presented below under “Incentive Compensation Plans.”

The compensation committee will undertake a comprehensive review of all existing executive compensation programs, which may result in revisions to the above descriptions of our compensation structure.

Section 162(m) Policy

Section 162(m) of the Internal Revenue Code places a $1.0 million limit on the tax deductibility of compensation paid to the chief executive officer and certain other executive officers of a publicly-held corporation. The limitation applies only to compensation which is not considered to be performance-based, either because it is not tied to the attainment of performance milestones or because it is not paid pursuant to a shareholder-approved plan. Because we were not a publicly-held corporation during fiscal 2007, Section 162(m) did not apply to any of the compensation earned by the Named Officers during fiscal 2007. Our general intention is to comply with Section 162(m) where possible following our public offering. However, we reserve the right to pay compensation that is not deductible if our board of directors (or a committee thereof) determines that it is appropriate to do so.

Fiscal 2007 Summary Compensation Table

The following table presents information regarding compensation of our Named Officers for services rendered during fiscal 2007.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Awards(2) Option	All Other Compensation		Total
David T. Mitchell	2007	$450,000	$1,201,603	$—	$508,665	(3)	$2,160,268
Chief Executive Officer, President and Chairman of the Board of Directors

Dr. Teera Achariyapaopan	2007	345,000	720,886	—	46,283	(4)	1,112,169
Executive Vice President of Fabrinet Co., Ltd. and Chief Operating Officer

Dr. Harpal S. Gill	2007	341,666	195,538	259,072	101,148	(5)	897,424
Executive Vice President, Operations of Fabrinet USA, Inc. and Fabrinet Co., Ltd.

Nat Mani	2007	256,500	130,358	—	35,918	(6)	422,776
Executive Vice President, Sales & Marketing of Fabrinet USA, Inc.

Mark J. Schwartz	2007	256,500	130,358	—	48,174	(7)	435,032
Executive Vice President of Fabrinet USA, Inc., Chief Financial Officer and Secretary

(1)	These amounts reflect the amount allocated to each Named Officer during fiscal 2007 pursuant to the Executive Bonus Plan described in the “Compensation Discussion and Analysis” above, which represented five percent of our pre-tax profits. The percentage of each executive’s bonus was set upon his hire date and does not change unless there is an additional executive who participates in the plan.
(2)	These amounts reflect the aggregate dollar amounts recognized for option awards granted during fiscal 2007 for financial statement reporting purposes. No option awards were forfeited by any of our Named Officers during fiscal 2007. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of option awards contained in Note 14 to our consolidated financial statements, included as part of this prospectus.
(3)	This amount consists of perquisites provided by us to Mr. Mitchell primarily in connection with his international assignment, including (a) expenses related to his residence in Thailand (including rent, supplies and staff) of $184,481, (b) automobile and other transportation expenses (including drivers, maintenance and depreciation) of $104,313, (c) expenses for meals of $50,263, (d) certain health insurance benefits at an aggregate cost to us of $56,134, (e) tuition-related expenses of $58,041, and (f) additional expenses for airfare for home leave, disability insurance, certain club membership dues, certain expenses incurred in connection with Mr. Mitchell’s home office in the United States and miscellaneous other employee benefits.
(4)	This amount includes a contribution by us of $31,050 on behalf of Dr. Achariyapaopan to the Provident Fund, a retirement program maintained by the Thai government for eligible employees, as well as certain other perquisites, including automobile expenses and depreciation and disability insurance.
(5)	This amount includes a matching contribution of $1,100 to Dr. Gill’s account under our 401(k) plan and certain health insurance benefits at an aggregate cost to us of $56,212. In addition, in connection with Dr. Gill’s international assignment, we provide him with certain automobile-related benefits (including an auto allowance, a driver, maintenance expenses and depreciation) at an aggregate annual cost of $34,074, as well as other perquisites, including airfare for home leave, disability insurance and certain club membership dues.
(6)	This amount includes a matching contribution of $3,202 to Mr. Mani’s account under our 401(k) plan, certain health insurance benefits at an aggregate cost to us of $20,716 and an auto allowance of $12,000.
(7)	This amount includes a matching contribution of $7,639 to Mr. Schwartz’s account under our 401(k) plan, certain health insurance benefits at an aggregate annual cost to us of $28,535 and an auto allowance of $12,000.

Compensation of Named Officers

The Fiscal 2007 Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers during fiscal 2007. The primary elements of each Named Officer’s total compensation reported in the table are base salary, profit sharing bonuses, and long-term equity incentives consisting of stock options. Named Officers also earned or were paid the other benefits listed in the “All Other Compensation” column of the Summary Compensation Table, as further described in the footnotes to the table.

The Fiscal 2007 Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Fiscal 2007 Grants of Plan-based Awards table, and the description of the material terms of the stock options granted in fiscal 2007 that follows it, provides information regarding the options awarded to Named Officers during fiscal 2007. The Outstanding Equity Awards at Fiscal 2007 Year-End and Option Exercises and Stock Vested in Fiscal 2007 tables provide further information on the Named Officers’ potential realizable value and actual value realized with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the potential future payments that are, or may become, payable to our Named Officers under certain circumstances.

Description of Employment Agreements, Salary and Bonus Amounts

Each of our Named Officers (other than Mr. Mitchell) is employed by us or one of our subsidiaries pursuant to an employment agreement, as described above. As noted above in the Compensation Discussion and Analysis, Mr. Mitchell’s employment agreement expired in December 2005, but the parties have continued to honor the terms of that agreement. In each case, the Named Officer’s base salary was originally fixed by contract. In addition, the employment agreement for each Named Officer (other than Dr. Achariyapaopan) provides that the executive will be entitled to an annual incentive bonus opportunity. As described above, each Named Officer participates in our Executive Bonus Plan.

Fiscal 2007 Grants of Plan-Based Awards

The following table presents information regarding the share option awards granted to the Named Officers during fiscal 2007. The material terms of each grant are described below under “Description of Share Option Awards.”

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards(1)

David T. Mitchell	—	—	$—	$—
Dr. Teera Achariyapaopan	—	—	—	—
Dr. Harpal Gill	1/1/07	100,000	3.50	692,369
Nat Mani	—	—	—	—
Mark J. Schwartz	—	—	—	—

(1)	For a discussion of the assumptions and methodologies used to calculate the amounts reported in this column, please see the discussion of option awards contained in Note 14 to our consolidated financial statements included as part of this prospectus, which note is incorporated herein by reference.

Description of Share Option Awards

Each of the options reported in the Fiscal 2007 Grants of Plan-Based Awards Table above was granted under, and is subject to, the terms of the 1999 Amended and Restated Share Option Plan, or 1999 Plan. For a summary of the terms of the 1999 Plan, see “1999 Share Option Plan” below. Each of these options was granted with a per-share exercise price that was set by our board of directors. In making its determination, our board of directors considered our approximate book value. For accounting purposes, prior to the adoption of SFAS 123(R), we measured compensation expense for our employee share-based compensation in accordance with the intrinsic value method under APB 25 and related interpretations. Under this method, compensation expense for the period is calculated as the excess of the fair market value per share at the date of grant (or board approval date) over the exercise price for each share option. Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R). Under the fair value recognition provisions of SFAS 123(R), we applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Each of these options is also subject to a four-year vesting schedule.

Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our Named Officers in fiscal 2007 has a term of seven years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the Named Officer’s employment. Subject to any accelerated vesting that may apply in such circumstances, the unvested portion of the option will immediately terminate upon a termination of the Named Officer’s employment. The Named Officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to 12 months if the termination was a result of the Named Officer’s disability, to 24 months if the termination was a result of the Named Officer’s death, and to three years if the termination was the result of the Named Officer’s retirement; provided, however, that the exercise period may not extend beyond the original termination date of the option.

The options granted to Named Officers during fiscal 2007 do not include any dividend rights.

Outstanding Equity Awards at Fiscal 2007 Year-End

The following table presents information regarding the outstanding equity awards held by each Named Officer as of June 30, 2007.

	Unexercised Options Number of Securities Underlying			Option Exercise Price	Option Expiration Date(2)
Name	Exercisable(1)	Unexercisable
David T. Mitchell	—	—		$—	—
Dr. Teera Achariyapaopan	183,333	16,667	(3)	1.50	9/30/2010
Dr. Harpal S. Gill	52,083	47,917	(4)	1.75	4/30/2012
	10,417	89,583	(5)	3.50	12/31/2013
Nat Mani	80,000	—		1.00	1/7/2008
	55,000	—		1.50	12/31/2008
	38,542	11,458	(6)	1.50	5/6/2011
Mark J. Schwartz	38,542	11,458	(6)	1.50	5/6/2011

(1)	All exercisable options are currently vested.
(2)	The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer’s termination of employment or in connection with a change in control.
(3)	This option was granted on October 1, 2003 with equal monthly vesting over 48 months, commencing with the grant date. The remaining unvested portion of this option vests in four monthly installments, with the first such installment vesting on July 1, 2007.

(4)	This option was granted on May 1, 2005 with 25% vesting after one year of service and the remaining 75% vesting in equal monthly installments over the next 36 months. The remaining unvested portion of this option vests in 23 monthly installments, with the first such installment vesting on July 1, 2007.
(5)	This option was granted on January 1, 2007 with equal monthly vesting over 48 months, commencing with the grant date. The remaining unvested portion of this option vests in 43 monthly installments, with the first such installment vesting on July 1, 2007.
(6)	This option was granted on May 7, 2004 with equal monthly vesting over 48 months, commencing with the grant date. The remaining unvested portion of this option vests in eleven monthly installments, with the first such installment vesting on July 7, 2007.

Option Exercises and Shares Vested in Fiscal 2007

The following table presents information regarding the exercise of share options by Named Officers during fiscal 2007. None of the Named Officers had any share awards that vested during fiscal 2007.

Name	Number of Shares Acquired on Exercise	Exercise(1) Value Realized on
David T. Mitchell	—	$—
Dr. Teera Achariyapaopan	—	—
Dr. Harpal S. Gill	—	—
Nat Mani	—	—
Mark J. Schwartz	33,438	326,021

(1)	The dollar amounts for option awards are determined by multiplying (i) the number of our ordinary shares to which the exercise of the option related, by (ii) the difference between the per-share fair market value of our ordinary shares on the date of exercise and the exercise price of the options.

Potential Payments Upon Termination or Change in Control

As noted above, Mr. Mitchell, Dr. Gill, Mr. Schwartz and Dr. Achariyapaopan are entitled to severance benefits on certain terminations of their employment under their respective employment agreements, as described above in more detail.

Under Mr. Mitchell’s employment agreement, if Mr. Mitchell’s employment is terminated by us without “cause” or by him for “good reason” (as those terms are defined in the employment agreement and set forth in the section entitled “Management—Employment Agreements”), he will be entitled to a lump sum severance payment equal to two times his annual base salary then in effect. In addition, Mr. Mitchell’s equity-based awards (including his warrant to purchase 97,175 ordinary shares), to the extent then outstanding and not fully vested, will become fully vested and, in the case of stock options, will generally remain exercisable for four years following the date of termination or, if sooner, the original expiration date for such stock options. Therefore, if Mr. Mitchell had terminated employment with us on September 30, 2007, he would have been entitled to a lump sum cash payment equal to $900,000. This amount is derived by multiplying two by $450,000, which represents Mr. Mitchell’s annualized base salary rate in effect on June 30, 2007. Mr. Mitchell did not hold any outstanding and unvested stock options or other equity-based awards as of June 30, 2007.

Under Dr. Gill’s employment agreement, as amended on February 14, 2007, if we terminate Dr. Gill’s employment without cause, he will be entitled to a severance payment equal to 12 months of his base salary then in effect, medical coverage for the 12-month period following his termination and any unearned bonus. Therefore, if Dr. Gill had terminated employment with us on June 30, 2007, he would have been entitled to cash severance equal to $400,000, which represents 12 months of his base salary, 12 months of medical coverage and any earned bonus in effect on June 30, 2007.

Under Mr. Mani’s employment agreement, if we terminate Mr. Mani’s employment without cause (not defined), he will be entitled to a severance payment equal to six months of his base salary then in effect, medical coverage for the six-month period following his termination and any unearned bonus. Therefore if Mr. Mani had terminated employment with us on June 30, 2007, he would have been entitled to cash severance equal to $147,858, which represents six months of his base salary, six months of medical coverage and any unearned bonus in effect on June 30, 2007.

Under Mr. Schwartz’s employment agreement, if we terminate Mr. Schwartz’s employment without cause (not defined), he will be entitled to a severance payment equal to six months of his base salary then in effect. Therefore, if Mr. Schwartz had terminated employment with us on June 30, 2007, he would have been entitled to cash severance equal to $137,500, which represents six months of his base salary in effect on June 30, 2007.

Under applicable Thai law, Dr. Achariyapaopan is eligible for one month of severance (equal to one month’s base salary as then in effect) for each year of his service to us. As of September 30, 2007, Dr. Achariyapaopan would be entitled to eight months of severance. Therefore, if Dr. Achariyapaopan had terminated employment with us on June 30, 2007, he would have been entitled to cash severance equal to $230,000, which represents eight months of his base salary in effect on June 30, 2007.

Incentive Compensation Plans

As of the date of this prospectus, our employees hold outstanding options for the purchase of up to 1,717,800 of our ordinary shares. Those options were granted under the 1999 Plan. As of September 30, 2007, 1,223,625 of those options were vested and exercisable. The exercise prices of those options ranged from $1.00 per share to $4.25 per share, each exercise price set as the fair market value of an underlying ordinary share on the date of grant, and each of those options had a maximum term of seven years from the applicable date of grant.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document, which (excluding the plans described under the heading “Other Benefits”) has been filed with the Securities and Exchange Commission as an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at www.sec.gov.

1999 Share Option Plan

The 1999 Plan, as amended, was adopted by our board of directors on October 1, 1999 and approved by our shareholders on May 8, 2000. The plan was last amended on February 22, 2007, and our shareholders approved the amendment on March 16, 2007. Under the 1999 Plan, we are generally authorized to grant options to purchase our ordinary shares to our employees, directors, officers and consultants and employees, officers and consultants of our subsidiaries. Options granted under the 1999 Plan are either incentive share options, within the meaning of Section 422 of the Internal Revenue Code, or nonstatutory share options. No new awards will be granted under the 1999 Plan after the consummation of this initial public offering. However, the 1999 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 3,442,857 ordinary shares for issuance pursuant to the 1999 Plan. As of September 30, 2007, options to purchase 1,717,800 shares were outstanding and 118,457 shares were available for future grant under this plan.

Our board of directors, or a committee appointed by the board, administers the 1999 Plan. Under the 1999 Plan, the administrator has the power to construe and interpret the terms of the 1999 Plan and to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all stock options granted under the 1999 Plan, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed seven years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term may not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

As is customary in incentive plans of this nature, the number of shares subject to outstanding options under the 1999 Plan and the exercise prices of those options are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events.

In the event we undergo a change in control, all share options then outstanding under the 1999 Plan will generally become fully vested and will terminate in exchange for the optionee’s right to receive a cash payment for each share covered by the option equal to the amount (if any) by which the change in control price exceeds the exercise price of the option. For purposes of the 1999 Plan, a “change in control” is generally defined as an acquisition of more than 50% of our voting securities or approval by our shareholders of a sale of substantially all of our assets or a merger or consolidation in which our shareholders do not continue to own at least 50% of the voting securities of the surviving entity after the transaction; and the “change in control price” is, as determined by our board of directors, the highest per-share fair market value or the highest per-share price paid or offered for our ordinary shares at any time during the 60-day period preceding the date of determination (or, if lower and if so determined by our board, the fair market value of an ordinary share at the time of the transaction).

In the event of our merger with another company or a sale of substantially all of our assets that constitutes a change in control, all share options then outstanding under the 1999 Plan will automatically vest, subject to the plan administrator’s authority to provide for the assumption or substitution of the options. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of such notice. The awards will terminate upon the expiration of such stated notice period.

Unless otherwise determined by the administrator, the 1999 Plan generally does not allow for the sale or transfer of awards under the 1999 Plan other than by will or the laws of descent and distribution, and awards may be exercised only during the lifetime of the participant and only by such participant.

Our board of directors may amend or terminate the 1999 Plan at any time. The 1999 Plan requires that certain amendments, to the extent necessary or desirable to comply with applicable law, be submitted to our shareholders for their approval.

2008 Performance Incentive Plan

We intend to have our board of directors adopt our 2008 Performance Incentive Plan, or 2008 Plan, to be effective upon the completion of this offering, and we expect that our shareholders will approve the 2008 Plan prior to the completion of this offering. The 2008 Plan will provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries are eligible to receive awards under the 2008 Plan.

Our board of directors, or a committee of directors appointed by the board, has the authority to administer the 2008 Plan. The administrator of the plan has broad authority to:

•	determine eligibility;

•	select eligible participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	approve the form of award agreements;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2008 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the 2008 Plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award;

•

allow the purchase price of an award or ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned ordinary shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law; and

•	determine the fair market value of an ordinary share.

A total of 1,500,000 of our ordinary shares are authorized for issuance with respect to awards granted under the 2008 Plan, plus any shares subject to options under the 1999 Plan outstanding as of the date our shareholders adopt the 2008 Plan that expire, are canceled or terminate after the shareholder adoption date. Any shares subject to awards that are settled in cash or not paid or exercised before they expire or are terminated will become available for other award grants under the 2008 Plan. Shares used to pay the purchase or exercise price of awards or related tax withholding obligations will not be available for subsequent award grants under the plan. As of the date of this prospectus, no awards have been granted under the 2008 Plan, and the full number of shares authorized under the 2008 Plan is available for award purposes.

Of the total ordinary shares authorized for issuance under the 2008 Plan, only [            ] shares may be issued as incentive share options. No more than [            ] ordinary shares with respect to options and share appreciation rights may be issued to an individual during any calendar year.

Awards under the 2008 Plan may be in the form of incentive or nonqualified share options, share appreciation rights, restricted shares, shares bonuses, performance shares, share units, phantom shares, dividend equivalents and other forms of awards granted or denominated in our ordinary shares or units of our ordinary shares. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.

The exercise prices of share options and the base prices of share appreciation rights granted under the 2008 Plan will not be less than the fair market value of our ordinary shares on the date of grant. Incentive share options may be granted only to our employees and must have an exercise price that is at least 110% of fair market value of our ordinary shares as to any 10% owner of our ordinary shares on the date of grant. Restricted share awards can be issued for nominal or the minimum lawful consideration. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2008 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our shareholders) will any adjustment be made to a share option or share appreciation right award under the 2008 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

In the event of a merger, consolidation, sale of substantially all of our assets or any other similar transaction in which we do not survive (or do not survive as a public company in respect of our ordinary shares), each award granted under our 2008 Plan will generally become fully vested, exercisable, and/or payable, as applicable, if the award will not be assumed or substituted for or otherwise continued after the event.

Our board of directors may amend or terminate the 2008 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2008 Plan is not exclusive—our board of directors and compensation committee may grant equity and performance incentives or other compensation, in shares or cash, under other plans or authority.

The 2008 Plan will terminate ten years after the board approval date. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

Employee Share Purchase Plan

We also intend to have our board of directors adopt an Employee Share Purchase Plan, or the ESPP, to be effective upon the date the SEC declares our registration statement effective, and we expect that our shareholders will approve the ESPP prior to the completion of this offering.

A total of 250,000 of our ordinary shares will be made available for sale. Any shares subject to options that are not paid or delivered under the ESPP for any reason will become available for subsequent options under the ESPP.

Our board of directors shall appoint a committee, which shall be composed of not less than two members of our board of directors, to administer the ESPP. The committee has broad authority to:

•	construe and interpret the terms of the ESPP;

•	further define the terms used in the ESPP;

•	prescribe, amend and rescind rules and regulations relating to the administration of the ESPP; and

•	make all other determinations and take such other action as contemplated by the ESPP or as may be necessary or advisable for the administration of the ESPP or the effectuation of its purpose.

All of our employees will be eligible to participate once they have completed at least three months of continued employment with us or any participating subsidiary; provided that they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our ESPP is intended to qualify under Section 423 of the Code and provides for consecutive six-month offering periods; provided that the administrator, prior to an offering period, may adjust the offering period to a minimum of three months and to a maximum of 27 months. The offering periods will generally start on the first trading day on or after January 1 and July 1 of each year.

Our ESPP permits participants to purchase ordinary shares through payroll deductions of between one percent and ten percent of their eligible compensation, which includes a participant’s regular earnings, overtime pay, sick pay, shift differential, shift premium, vacation pay, incentive compensation, commission and bonuses, as well as salary reduction contributions to a plan qualifying under Sections 401(k), 125 or 129 of the Code.

Amounts deducted and accumulated by the participant will be used to purchase our ordinary shares at the end of each six-month offering period. The committee may, prior to an offering period, designate a discount on the option purchase price for such offering period of up to 15 percent from any of the following: (i) the fair market value of an ordinary share on the grant date of that offering period, (ii) the fair market value of an ordinary share on the exercise date of that offering period or (iii) the lesser of (i) or (ii) for that offering period. Participants may end their participation at any time during an offering period and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

The number of ordinary shares available under the ESPP, as well as the purchase price per ordinary share, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, reclassification, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.

In the event of a merger, consolidation, sale of substantially all of our assets or any other similar transaction in which we do not survive (or do not survive as a public company in respect of our ordinary shares), the committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding options for cash, securities, or property to be delivered to the holders of any or all outstanding options based upon the distribution or consideration payable to holders of the ordinary shares upon or in respect of such event.

Our ESPP will automatically terminate 10 years after it is initially approved by our board of directors, unless we terminate it sooner. In addition, our board of directors has the authority to amend, modify, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Other Benefits

We cover our executive officers under medical, dental, life and other welfare plans maintained by us. In general, these plans are open to substantially all of our employees. We also maintain a 401(k) plan for eligible employees in the U.S. and make certain matching contributions to employees’ accounts under the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since August 1, 2004 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

•	any of our directors or executive officers;

•	any nominee for election as one of our directors;

•	any person or entity that beneficially owns more than five percent of our outstanding shares; or

•	any member of the immediate family of any of the foregoing persons.

We also describe below certain other transactions with our directors, executive officers and shareholders.

Ordinary Share and Warrant Issuances

On January 1, 2001, we issued a warrant to purchase up to 1,285,714 of our ordinary shares to Mr. Mitchell, our chief executive officer, president and chairman of the board of directors. This warrant, which has an exercise price of $0.01 per ordinary share, was immediately exercisable for 605,468 shares on the grant date. The warrant becomes exercisable for an additional number of shares based upon the number of options granted under the 1999 Plan after January 1, 2001 which have become vested. Accordingly, Mr. Mitchell may exercise the warrant and purchase one share for every four shares that have vested after January 1, 2001. As of September 30, 2007, Mr. Mitchell had vested in and exercised his right to purchase an aggregate of 1,188,539 shares under the warrant and, upon the future vesting of shares underlying stock options, will vest in and have the right to purchase the remaining 97,175 shares in accordance with the same vesting parameters.

Relationships with JDS Uniphase Corporation

JDS Uniphase Corporation, or JDSU, which owned 6.5% of our outstanding shares (fully diluted) as of June 30, 2007, is a significant customer and until recently appointed a member of our board of directors. During fiscal 2007, Enzo Signore and Debora Shoquist served as JDSU’s designees on our board of directors at a time when each was an employee of JDSU. We are a party to a supply agreement with JDSU under which we serve as a contract manufacturer for JDSU. In addition, we purchase certain products from JDSU in the ordinary course of our business. In connection with these commercial transactions, JDSU made payments to us of approximately $60.0 million, $126.9 million and $148.7 million, and we made payments to JDSU of approximately $15.8 million, $38.9 million and $44.5 million during fiscal 2005, fiscal 2006 and fiscal 2007, respectively.

During fiscal 2005 and fiscal 2006, we entered into three production wind-down and transfer agreements with JDSU, as described in Notes 3-5 of our consolidated financial statements. In connection with those production wind-down and transfer agreements, we made payments to JDSU of approximately $4.6 million, $23.1 million and $11.4 million, and JDSU made payments to us of approximately $10.7 million, $28.6 million and $7.7 million during fiscal 2005, fiscal 2006 and fiscal 2007, respectively.

Relationships with Finisar Corporation

Frank H. Levinson, a member of our board of directors, is the former chairman of the board and chief technical officer and a current director of Finisar Corporation. In June 2000, we entered into a volume supply agreement with Finisar, at rates which we believe to be market, under which we serve as a foundry service provider for Finisar. In addition, we purchase certain products from Finisar. In connection with these commercial transactions, Finisar made payments to us of approximately $45.0 million, $69.6 million and $76.8 million, and we made payments to Finisar of approximately $34.9 million, $37.9 million and $44.4 million during fiscal 2005, fiscal 2006 and fiscal 2007, respectively.

Shareholders’ Agreement

We are a party to a Shareholders’ Agreement with Mr. Mitchell, JDSU, Asia Pacific Growth Fund III, L.P. and J.F. Shea Co. Inc. The Shareholders’ Agreement, as amended, provides the parties with certain voting rights, a right of first refusal on future equity issuances and certain other rights. The Shareholders’ Agreement will be terminated effective upon the closing of this offering.

Registration Rights

No holders of our ordinary shares are entitled to request that we register their ordinary shares under the Securities Act.

Share Option Grants

We have granted options to purchase ordinary shares to our executive officers and directors. See “Compensation Discussion and Analysis.”

Change in Control Agreements

We have entered into severance agreements with our executive officers as described in “Compensation Discussion and Analysis.”

Indemnification Agreements of Officers and Directors

Our amended and restated memorandum and articles of association provide that we will indemnify each of our directors and officers to the fullest extent permitted by applicable Cayman Islands law. Further, we have entered into indemnification agreements with each of our directors and executive officers. See “Management—Limitations of Liability and Indemnification of Officers and Directors” elsewhere in this prospectus for additional information.

Other Related Party Transactions

Siriwan Kaewchanslip, the sister-in-law of our chief executive officer, president and chairman of the board of directors, is employed by us as Director of European Sales and Marketing. Ms. Kaewchanslip received an aggregate of approximately $125,000 in base salary during each of fiscal 2007, fiscal 2006 and fiscal 2005. As of June 30, 2007, Ms. Kaewchanslip held options to purchase 135,000 ordinary shares.

Policy for Approval of Related Party Transactions

With the exception of transactions in which related parties participated on the same terms as other participants that were not related parties, our board of directors reviewed and pre-approved the transactions with each related party. Following this offering, in accordance with our audit committee’s charter, our audit committee will review and pre-approve in writing any proposed related party transactions. The most significant related party transactions, particularly those involving our directors and officers, will be reviewed and pre-approved in writing by our board of directors. We will report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that does not give us preferential treatment. For purposes of these procedures, “related person” and “transaction” have the meanings contained in Item 404 of Regulation S-K.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of ordinary shares, as of September 30, 2007, as adjusted to reflect the sale of ordinary shares offered in this offering, for:

•	each person known to us to own beneficially more than 5% of the outstanding ordinary shares;

•	each selling shareholder participating in this offering;

•	each of our directors;

•	each of our Named Officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 29,795,139 ordinary shares outstanding as of September 30, 2007, and [    ] ordinary shares outstanding after completion of this offering.

Unless otherwise noted below, the address of each person named below is c/o Fabrinet, 294 Moo 8, Vibhavadi Rangsit Road, Kookot, Lumlooka, Patumthanee 12130, Thailand.

	Ordinary Shares Beneficially Owned Prior To This Offering(1)			Shares Being Offered		Ordinary Shares Beneficially Owned After This Offering
Name and Address of Beneficial Owner	Number		Percent			Number		Percent
5% Shareholders

Asia Pacific Growth Fund III, L.P.	18,000,000		60.4%	[	]	[	]	[	]%
c/o W.S. Walker & Company P.O. Box 265, GT Walker House Grand Cayman, Cayman Islands

JDS Uniphase Corporation	2,000,000		6.7	[	]	[	]	[	]
Milpitas, California 95035 430 North McCarthy Blvd.

J.F. Shea Co. Inc.	2,000,000		6.7	[	]	[	]	[	]
Walnut, California 91789 655 Brea Canyon Road

Directors and Named Officers

David T. Mitchell	6,188,539	(2)	20.8	[	]	[	]	[	]
Dr. Teera Achariyapaopan	1,010,000	(3)	3.4	—		1,010,000		[	]
Dr. Harpal Gill	83,333	(4)	*	—		83,333		*
Nat Mani	178,750	(5)	*	—		178,750		*
Mark J. Schwartz	178,750	(6)	*	—		178,750		*
Mark A. Christensen	20,625	(7)	*	—		20,625		*
Dr. Ta-lin Hsu	18,030,000	(8)	60.5	—		[	]	[	]
Dr. Frank H. Levinson	53,125	(9)	*	—		53,125		*
Rollance E. Olson	26,250	(10)	*	—		26,250		*
Virapan Pulges	30,000	(11)	*	—		30,000		*
All directors and executive officers as a group (10 people)	25,799,372	(12)	84.8	—		[	]	[	]

*	Upon exercise of all options currently exercisable or vesting within 60 days of September 30, 2007, would beneficially own less than 1% of ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned by the shareholders for the purposes of this table is the number of shares that would be beneficially owned after the closing of this offering. All options and warrants exercisable for ordinary shares within 60 days following September 30, 2007 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Consists of (i) 954,808 shares held by Mr. Mitchell individually (including a warrant to purchase 97,175 ordinary shares at an exercise price of $0.01 per share), (ii) 4,333,731 shares held by the DTM Prop. Trust, of which Mr. Mitchell is the sole trustee, (iii) 600,000 shares held by the David Thomas Mitchell Annuity Trust for the benefit of Mr. Mitchell, of which Mr. Mitchell is the sole trustee, and (iv) 100,000 shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust, for each of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust.
(3)	Includes 200,000 shares issuable upon the exercise of options held by Dr. Achariyapaopan that are exercisable within 60 days of September 30, 2007.
(4)	All such shares are issuable upon the exercise of options held by Dr. Gill that are exercisable within 60 days of September 30, 2007.
(5)	All such shares issuable upon the exercise of options held by Mr. Mani that are exercisable within 60 days of September 30, 2007.
(6)	Includes 43,750 shares issuable upon the exercise of options held by Mr. Schwartz that are exercisable within 60 days of September 30, 2007.
(7)	All such shares are issuable upon the exercise of options held by Mr. Christensen that are exercisable within 60 days of September 30, 2007.
(8)	Consists of (i) 18,000,000 shares held by Asia Pacific Growth Fund III, L.P. and (ii) 30,000 shares issuable upon the exercise of options held by Dr. Hsu that are exercisable within 60 days of September 30, 2007. Dr. Hsu, one of our directors, is chairman of H&Q Asia Pacific, Ltd. and a member of the investment committee of the general partner of Asia Pacific Growth Fund III, L.P. Dr. Hsu disclaims beneficial ownership of the shares held by Asia Pacific Growth Fund III, L.P., except to the extent of his pecuniary interest in such shares.
(9)	Includes 23,125 shares issuable upon the exercise of options held by Dr. Levinson that are exercisable within 60 days of September 30, 2007.
(10)	All such shares are issuable upon the exercise of options held by Mr. Olson that are exercisable within 60 days of September 30, 2007.
(11)	All such shares are issuable upon the exercise of options held by Mr. Pulges that are exercisable within 60 days of September 30, 2007.
(12)	Includes 635,833 shares issuable upon the exercise of options held by our directors and executive officers that are exercisable within 60 days of September 30, 2007.

DESCRIPTION OF SHARE CAPITAL

General

In August 1999, we were organized as an exempted limited liability company under the laws of the Cayman Islands. As such, our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, we are authorized to issue 35,000,000 ordinary shares, par value $0.01 per share, and no preferred shares. As of September 30, 2007, we had 29,795,139 ordinary shares outstanding, held of record by 35 shareholders, and there were outstanding options to purchase 1,717,800 ordinary shares and an outstanding warrant to acquire 97,175 ordinary shares.

Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, authorize the issuance of up to [    ] ordinary shares, par value $0.01 per share, and up to [    ] preferred shares, par value $0.01 per share.

The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated memorandum and articles of association, a copy of which has been filed as an exhibit to the registration statement, of which this prospectus is a part, and the applicable provisions of the Companies Law.

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ nor more than 60 days’ notice. Notice of every general meeting will be given to all of our shareholders, our directors and our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, subject to applicable regulatory requirements, a meeting will be deemed to have been duly called if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting, or (ii) in the case of an extraordinary meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the shares giving that right.

At any general meeting, shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote per ordinary share.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depository (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of an ordinary resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of an ordinary resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares with the same rights and privileges.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of a smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

Our directors may, in their absolute discretion, decline to register any transfer of shares. If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

We have not previously paid any dividends, and do not have the present intention to pay dividends. In addition, we and certain of our subsidiaries are restricted in our ability to pay dividends under certain of our credit agreements.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the U.S. and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our board of directors but must consist of not more than nine directors. Our directors may be removed by the affirmative vote of shareholders holding at least two-thirds of our outstanding ordinary shares. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum. Any director so appointed by the board of directors shall hold office only until our next following annual general meeting and shall then be eligible for re-election. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively. At the annual general meeting of our shareholders taking place in 2008, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the annual general meeting of our shareholders taking place in 2009, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the annual general meeting of our shareholders taking place in 2010, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of our shareholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. Each director holds office until the expiration of his or her term, until his or her successor has been duly elected and qualified or until his or her death, resignation or removal.

Committees of Board of Directors

Pursuant to our amended and restated memorandum and articles of association, our board of directors has established an audit committee, a compensation committee and corporate governance and nominating committee as further described in “Management—Committees of our Board of Directors.”

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent available, authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Our board may authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by applicable law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by applicable law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of our ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of our shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Registration Rights

No holders of our ordinary shares are entitled to request that we register their ordinary shares under the Securities Act.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be Computershare Trust Company.

Listing

We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “FN.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [    ] outstanding ordinary shares. As of September 30, 2007, there were 35 holders of our outstanding ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons, other than our “affiliates,” without restriction or further registration under the Securities Act. Sales of substantial amounts of ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while we have applied for our ordinary shares to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in our ordinary shares.

Following the expiration of the lock-up period, [    ] ordinary shares, including ordinary shares issuable upon the exercise of vested options after the lock-up period ends, will be available for sale in the public market, subject in some cases to the vesting of restricted ordinary shares and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

Rule 144

In general, under Rule 144 promulgated pursuant to the Securities Act as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of ordinary shares then outstanding, which will equal approximately [ ] shares immediately after this offering; and

•

the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our ordinary shares that are not restricted securities must still comply with certain other restrictions of Rule 144 on their manner of sale of our shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our ordinary shares, the personal circumstances of the shareholder and other factors. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k) promulgated pursuant to the Securities Act as currently in effect, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a proposed sale, and who holds “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

Under Rule 701 promulgated pursuant to the Securities Act, our employees, directors, officers, consultants and advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering are generally eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144 under the Securities Act. Securities issued in reliance on Rule 701 are “restricted securities” for purposes of Rule 144 and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and may be sold by “affiliates” in accordance with the requirements of Rule 144 without regard to the one year minimum holding requirement under Rule 144.

Registration Rights

No holders of our ordinary shares are entitled to request that we register their ordinary shares under the Securities Act.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which we may grant or issue in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, each of the selling shareholders, all of our officers and directors, and certain of our shareholders and optionholders have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. This agreement is subject to exceptions and in certain circumstances may be extended for up to an additional 18 days, as set forth under the heading “Underwriting.”

The restrictions described above are subject to exceptions and adjustments under certain circumstances. See “Underwriting” for additional details.

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ordinary shares. There are currently no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking from the Governor-in-Cabinet for our company is for a period of 20 years from August 24, 1999.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to an investment in our ordinary shares. In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.

This discussion applies to you only if you are an initial purchaser of ordinary shares and you hold and beneficially own ordinary shares as capital assets (generally property held for investment) for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders, as defined below, whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own or are deemed to own in the aggregate 10% or more of our voting shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, the discussion below related to the PFIC rules relies on our assumptions regarding the projected value of our assets and the nature of our business.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:

•	a citizen or resident of the U.S.;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on Ordinary Shares

We do not anticipate paying cash dividends on ordinary shares in the foreseeable future. See “Dividend Policy.”

Subject to the discussion under the heading “—PFIC” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will be treated as dividend income to the extent of our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends (including withheld taxes) will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are a non-corporate holder and meet certain holding period requirements, dividend distributions on our ordinary shares generally will constitute qualified dividend income for taxable years beginning before January 1, 2011 taxable at a preferential rate (generally 15%) as long as our ordinary shares are readily tradable on the New York Stock Exchange. Legislation was introduced earlier this year that, if enacted, would preclude our dividends from qualifying for such preferential rate prospectively from the date of enactment. You should consult your own tax advisers as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim the dividends-received deduction with respect to distributions you receive from us.

Sales and Other Dispositions of Ordinary Shares

Subject to the discussion under the heading “—PFIC” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in your ordinary shares. Your tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of disposition. If you are a non-corporate holder, any such long-term capital gain will generally be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses may be subject to various limitations.

PFIC

We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after this offering, cash equivalents and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We operate a contract manufacturing business and do not expect to be a PFIC for the taxable year 2008 or the foreseeable future. Our expectation is based on our projections of the value of our assets as determined based on the expected initial public offering price of our ordinary shares and our expected use of the proceeds from the initial public offering of our ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business. Despite our expectation, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the actual facts in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets or passive income under the PFIC rules, there is no assurance that the IRS will agree with us. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC in any taxable year, as a U.S. Holder, unless you make the market-to-market election described below, you will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are PFIC, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Dividends on Ordinary Shares” above.

The ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If we are a PFIC in any such year, you will be able to avoid the “excess” distribution rules described above if you make a timely “mark-to-market” election with respect to your ordinary shares. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the last day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make or maintain such an election with respect to your ordinary shares.

If we are a PFIC in any year, as a U.S. Holder, you will be required to make an annual return on IRS Form 8621 regarding your ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain other exempt categories and, if required, can demonstrate that fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as the U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. are acting as the international representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
U.S. Underwriters
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
ABN AMRO Incorporated
Thomas Weisel Partners LLC
Cowen and Company, LLC

Subtotal

International Underwriters
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
ABN AMRO Incorporated
Thomas Weisel Partners LLC
Cowen International Limited

Subtotal
Total

The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of [    ]% of the principal amount of the ordinary shares. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional [            ] ordinary shares at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions set forth on the same. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $[            ] and the total underwriting discounts and commissions would be $[            ].

The following table shows the per ordinary share and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters. The underwriting discounts and commissions will be determined by negotiations among us and the representatives and will be a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ordinary share	$	$
Total by us	$	$
Total by the selling shareholders	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $[            ].

We have also granted to Thomas Weisel Partners LLC a right of first refusal to participate in certain future offerings. The Financial Industry Regulatory Authority, or FINRA, has deemed this right of first refusal a form of compensation received in connection with the offering. Pursuant to the FINRA rules, such a right of first refusal will be deemed 1% of underwriting compensation.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

We have applied for the listing of the ordinary shares on the New York Stock Exchange under the symbol “FN.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable of exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters;

•	issuance by us of ordinary shares upon exercise of an option of warrant or the conversion of a security outstanding on the closing of this offering and disclosed herein;

•	issuance by us of employee stock options, restricted stock or similar employee equity awards pursuant to equity plans described in this prospectus;

•

transactions relating to ordinary shares of other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares or other securities acquired in such open market transactions; or

•

certain transfers of distributions of ordinary shares of any security convertible into ordinary shares, provided that the transferees or distributees also agree to be bound by these lock-up restrictions and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the lock-up period.

Each of the selling shareholders, all of our directors and officers and certain of our shareholders and optionholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters;

•

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares or other securities acquired in such open market transactions; or

•

certain transfers or distributions of ordinary shares or any security convertible into ordinary shares, provided that the transferees or distributees also agree to be bound by these lock-up restrictions and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the lock-up period.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under their option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option. The underwriters may also sell ordinary shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York NY 10036, U.S. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY, 10005 U.S. The address of ABN AMRO Incorporated is Park Avenue Plaza, 6th Floor, 55 East 52nd Street, New York, NY 10055, U.S. The address of Thomas Weisel Partners LLC is 390 Park Avenue, 2nd Floor, New York, NY 10022, U.S. The address of Cowen and Company, LLC is 1221 Avenue of the Americas, New York, NY 10020, U.S. The address of Cowen International Limited is 1 Snowden Street, 11th Floor, London EC2AZDQ, United Kingdom.

Pricing of this Offering

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the U.S. that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ordinary shares in any country or jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances which do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

provided that no such offer of ordinary shares shall result in a requirement for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require us to publish a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any offering material relating to ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ordinary shares will not be offered or sold and copies of this prospectus or any offering material relating to the ordinary shares may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany. This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ordinary shares in Germany.

Italy. This offering of the ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended, or the “Banking Law Consolidated Act,” and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities; (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland. The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.

Hong Kong. The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan. The ordinary shares may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. federal securities and New York state law and certain matters of U.S. federal income tax law. Certain legal matters as to U.S. federal securities and New York state law will be passed upon for the underwriters by Davis Polk & Wardwell. Certain legal matters as to Thai law will be passed upon for us by Chandler and Thong-EK Law Offices Limited. The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us and the selling shareholders by Walkers.

EXPERTS

Our consolidated financial statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers ABAS Limited, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. The Registration Statement, and the exhibits and schedules thereto, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we intend to file reports, proxy statements and other information with the Securities and Exchange Commission.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fabrinet

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fabrinet and its subsidiaries (the “Group”) at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

For PricewaterhouseCoopers ABAS Limited

Bangkok, Thailand

October 31, 2007

FABRINET

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND 2006

(in thousands of U.S. dollars, except share data)

	June 30,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$40,873	$40,063
Trade accounts receivable, net	50,328	46,348
Trade accounts receivable, related parties	26,208	48,239
Inventories, net	76,439	70,650
Deferred income taxes	669	1,407
Prepaid expenses and other current assets	3,386	1,493

Total current assets	197,903	208,200

Non-current assets
Property, plant and equipment, net	39,846	31,025
Deferred income taxes	1,726	996
Deposits and other non-current assets	606	594

Total non-current assets	42,178	32,615

Total assets	$240,081	$240,815

Liabilities and shareholders’ equity
Current liabilities
Short-term loans and long-term loans from banks, current portion	$25,673	$20,508
Trade accounts payable	38,805	62,975
Trade accounts payable, related parties	8,823	19,110
Construction payable	3,485	—
Other payable, related party, current portion	3,151	23,849
Income tax payable	1,875	209
Accrued payroll, profit sharing and related expenses	5,411	4,808
Deferred revenues, current portion	2,715	7,596
Accrued expenses and other payables	5,697	4,289

Total current liabilities	95,635	143,344

Non-current liabilities
Long-term loans from banks, non-current portion	9,825	12,498
Other payable, related party, non-current portion	1,755	3,995
Deferred revenues, non-current portion	1,358	131
Severance liabilities	1,953	1,222
Other non-current liabilities	200	942

Total non-current liabilities	15,091	18,788

Total liabilities	110,726	162,132

Commitments and contingencies (Note 18)
Shareholders’ equity
Ordinary shares (35,000,000 shares authorized, $0.01 par value; 29,761,539 shares and 29,560,158 shares issued and outstanding on June 30, 2007 and 2006, respectively)	298	296
Additional paid-in capital	26,473	25,705
Warrants	97	181
Deferred stock compensation	—	(247)
Retained earnings	102,487	52,748

Total shareholders’ equity	129,355	78,683

Total liabilities and shareholders’ equity	$240,081	$240,815

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

	Year Ended June 30,
	2007	2006	2005

Revenues:
Revenues	$487,028	$370,443	$201,908
Income from production wind-down and transfer agreements	9,115	5,216	44

Total revenues	496,143	375,659	201,952

Cost of revenues	(423,858)	(339,682)	(190,633)

Gross profit	72,285	35,977	11,319
Selling, general and administrative expenses	(18,036)	(10,935)	(6,389)

Operating income	54,249	25,042	4,930

Interest income	1,370	1,015	508
Interest expense	(2,842)	(3,346)	(834)
Foreign exchange (loss) gain, net	(336)	(181)	165

Income before income taxes	52,441	22,530	4,769
Income tax	(2,702)	(1,076)	730

Net income	$49,739	$21,454	$5,499

Earnings per share
Basic	$1.68	$0.73	$0.19
Diluted	1.60	0.71	0.18

Weighted average number of ordinary shares outstanding (thousands of shares)
Basic	29,600	29,469	29,451
Diluted	31,077	30,403	30,032

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Retained Earnings	Total
	Shares	Amount
Balances at June 30, 2004	29,450,748	$295	$25,374	$225	$(309)	$25,795	$51,380
Net income	—	—	—	—	—	5,499	5,499
Deferred compensation related to employee share option plan	—	—	6	—	(6)	—	—
Amortization related to employee share option plan, net of forfeiture	—	—	(53)	—	212	—	159

Balances at June 30, 2005	29,450,748	295	25,327	225	(103)	31,294	57,038
Net income	—	—	—	—	—	21,454	21,454
Deferred compensation related to employee share option plan	—	—	304	—	(304)	—	—
Amortization related to employee share option plan, net of forfeiture	—	—	(34)	—	160	—	126
Shares issued under employee share option plan	65,000	1	64	—	—	—	65
Shares issued upon exercise of warrant	44,410	—	44	(44)	—	—	—

Balances at June 30, 2006	29,560,158	296	25,705	181	(247)	52,748	78,683
Net income	—	—	—	—	—	49,739	49,739
Reversal of deferred compensation related to employee share option plan on application of SFAS 123(R)	—	—	(247)	—	247	—	—
Share-based compensation expense related to employee share option plan	—	—	811	—	—	—	811
Shares issued under employee share option plan	117,838	1	120	—	—	—	121
Shares issued upon exercise of warrant	83,543	1	84	(84)	—	—	1

Balances at June 30, 2007	29,761,539	$298	$26,473	$97	$—	$102,487	$129,355

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

	Year Ended June 30,
	2007	2006	2005
Cash flows from operating activities
Net income for the year	$49,739	$21,454	$5,499
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	6,360	5,592	3,473
Impairment losses	75	—	60
Gain on disposal of property, plant and equipment	(21)	(24)	(73)
Reversal of allowance for doubtful accounts	(44)	(8)	—
Allowance for warranties	(497)	253	146
Unrealized gain on exchange rate	(122)	(32)	(250)
Share-based compensation	811	126	159
Deferred income tax	8	442	(756)
Amortization of deferred revenues	(9,116)	(5,216)	(44)
Provision for severance liabilities	731	913	174
Inventory obsolescence	916	1,183	(441)
Changes in operating assets and liabilities
Trade accounts receivable	(3,936)	(25,730)	(7,393)
Trade accounts receivable, related parties	22,031	(11,799)	(20,487)
Inventories	(6,705)	(12,050)	(11,439)
Prepaid expense and other current assets	(1,917)	615	(352)
Deposits and other non-current assets	(51)	(29)	—
Trade accounts payable	(24,170)	37,617	8,150
Trade accounts payable, related parties	(10,287)	3,321	7,539
Other payables, related party	269	760	(869)
Income tax payable	1,666	183	26
Advance for business wind-down	(4,528)	(7,725)	7,627
Accrued termination pay and closure costs	(3,094)	(1,609)	4,122
Deferred revenues	5,462	12,830	157
Accrued expenses and other payables	2,664	4,006	37

Net cash provided by (used in) operating activities	26,244	25,073	(4,935)

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	—	7,929
Purchase of property, plant and equipment	(12,820)	(12,286)	(5,976)
Purchase of assets for lease under direct financing leases	(32)	(743)	(1,071)
Proceeds from direct financing leases	141	2,129	1,600
Proceeds from disposals of property, plant and equipment	331	55	133

Net cash (used in) provided by investing activities	(12,380)	(10,845)	2,615

Cash flows from financing activities
Receipts from long-term loans from banks	1,000	9,900	8,100
Repayments of long-term loans from banks	(4,908)	(4,398)	(3,906)
Short-term loans from banks, net	6,400	(4,102)	9,958
Installment payments for production wind-down and transfer agreements and acquisitions	(15,526)	(18,360)	(4,564)
Repayment of capital lease liabilities	(221)	(233)	(68)
Proceeds from issue of ordinary shares under employee share option plan	122	65	—

Net cash (used in) provided by financing activities	(13,133)	(17,128)	9,520

Net increase (decrease) in cash and cash equivalents	$731	$(2,900)	$7,200

Movement in cash and cash equivalents
Cash and cash equivalents at beginning of year	$40,063	$42,953	$35,765
Increase (decrease) in cash and cash equivalents	731	(2,900)	7,200
Effect of exchange rate on cash and cash equivalents	79	10	(12)

Cash and cash equivalents at end of year	$40,873	$40,063	$42,953

Supplemental disclosures
Cash paid for
Interest	$2,654	$2,496	$708
Taxes	676	463	1
Cash received for interest	1,369	800	429

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

1. Business and organization

General

Fabrinet (“Fabrinet” or the “Company”) was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability, and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the “Group”.

The Group provides foundry services to optical communications component, module and subsystem OEMs, or optical communications components OEMs. The Group’s foundry services include the design and manufacture of application-specific crystals, prisms, lenses, laser components, substrates and other glass and crystal products, which the Group refers to as bulk optics. Recently, the Group has also begun to provide foundry services to other markets within the optics industry, including the medical, industrial and measurement optics markets.

The Company has the following direct and indirect subsidiaries:

•	Fabrinet Co., Ltd. (“Fabrinet Thailand”), incorporated in Thailand on September 29, 1999;

•	Fabrinet, incorporated in the United States of America in the State of California on October 12, 1999 (was renamed Fabrinet USA, Inc. subsequent to June 30, 2007);

•	E2O Communications Pte Ltd., incorporated in Singapore, and PT E2O Communications Indonesia, incorporated in the Republic of Indonesia, were both acquired on December 6, 2004;

•	FBN New Jersey Holdings Corp., incorporated in the United States of America in the State of Delaware on May 10, 2005 (was renamed FBN New Jersey Manufacturing, Inc. subsequent to June 30, 2007);

•	Fabrinet China Holdings, incorporated in Mauritius, and CASIX, Inc., incorporated in the People’s Republic of China, were both acquired on May 29, 2005; and

•	FBN Canada Manufacturing, Inc., incorporated in Ottawa, Canada on February 9, 2006.

Asia Pacific Growth Fund III, L.P. held 57.9%, 59.2% and 59.9% of the Company’s share capital (fully diluted) at June 30, 2007, 2006 and 2005, respectively.

2. Accounting policies

2.1 Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the Company and its direct and indirect subsidiaries listed in Note 1. All inter-company accounts and transactions have been eliminated.

Fiscal years

The Group maintains its financial records on the basis of a fiscal year ending on June 30 with fiscal quarters ending on the Friday closest to the end of the period (thirteen-week periods). For comparative presentation

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

purposes, all accompanying consolidated financial statements and notes thereto have been shown as ending on June 30.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Group’s reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Fair value of financial instruments

The carrying amounts of certain financial instruments, which include cash and cash equivalents, trade accounts receivable, trade accounts payable, and borrowings approximate their fair values due to their short maturities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking and money market accounts.

Accounts receivable

Accounts receivable are carried at anticipated realisable value. The Group assesses the collectibility of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collection and the age of past due receivables and provides an allowance for doubtful receivables based on a review of all outstanding amounts at the period end. Bad debts are written off when identified.

Unanticipated changes in the liquidity or financial position of the Group’s customers may require revision to the allowances for doubtful accounts.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of June 30, 2007 and 2006, substantially all of the Group’s cash and cash equivalents were held in or invested with large creditworthy banks.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. Accounts receivable from individual customers that were equal to or greater than 10% of accounts receivable as of June 30, 2007 and 2006 were as follows:

	June 30,
	2007	2006

Avanex Corporation	23%	27%
JDS Uniphase Corporation	20	39
Finisar Corporation	13	12
Opnext, Inc.	12	*
Intel Corporation	12	*

*	Less than 10% of accounts receivable in the period.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the standard costing method which approximates actual cost computed on a first-in, first-out basis not in excess of net realizable market value. Market value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Group assesses the valuation on a quarterly basis and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand.

Operating leases

Payments made under operating leases are charged on a straight-line basis over the lease term.

Property, plant and equipment

Land is stated at historical cost. Other property, plant and equipment, except for construction and machinery under installation, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Building and building improvements	10 - 30 years

Leasehold improvements	Lease period

Manufacturing equipment	3 - 5 years

Office equipment	5 years

Motor vehicles	5 years

Computer hardware and software	3 - 5 years

Construction and machinery under installation are stated at historic cost; depreciation begins after they are fully constructed or installed and are used in the operations of the Group.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in the consolidated statements of operations.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Business combinations

The Group accounts for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The cost to acquire a business includes the amount of cash paid, amounts that are contingently payable and amounts payable on the basis of earn-out arrangements, deferred consideration and transaction costs, all at fair value. The cost is allocated to the underlying net assets, including pre-acquisition contingencies, of the acquired business at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. When the Group acquires net assets that do not constitute a business, the purchase consideration is allocated to the individual assets and liabilities acquired.

The judgments made in determining the estimated fair values assigned to each class of assets acquired and liabilities assumed, as well as asset useful lives, can materially impact the Group’s results of operations. Useful lives are determined based on the expected future period of benefit of the assets, which considers various characteristics of the asset, including projected cash flows.

In cases where a part of the agreed purchase consideration is payable in the future, the discounted present value of such consideration is included in the cost of acquisition and recorded as a liability. Where such future amounts payable do not carry any interest rate or an interest rate which does not approximate the Group’s incremental borrowing rate for the relevant period, interest is imputed on such amounts using the incremental borrowing rate.

Impairment or disposal of long-lived assets (plant and equipment and other intangible assets)

The Group tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to:

•	Significant decreases in the market price of the asset;

•	Significant adverse changes in the business climate or legal factors;

•	Accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

•	Current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or

•	Current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability of long-lived assets or asset groups is measured by comparing their carrying amount to the projected undiscounted cash flows that the long-lived assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value.

Borrowing costs

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations in the year incurred, except for interest costs on borrowings to finance certain qualifying assets. Such

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

The capitalization rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Group’s outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined at the actual borrowing costs incurred on that borrowing during the respective periods.

Foreign currency transactions and translation

The consolidated financial statements are presented in United States Dollars (“$” or “USD”).

The functional currency of Fabrinet and its subsidiaries is the USD. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Transaction gains and losses are included in other income and expense, net, in the accompanying consolidated statements of operations.

Deferred revenues

Deferred revenues, current and non-current, represent the unrecognized income from the production wind-down and transfer agreements the Group entered into during 2006 and 2005 as further described in Notes 3-5. The balances represent the net cash consideration received from the respective agreements that will be recognized on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to Thailand under those various agreements, which are estimated to range between 12 to 25 months. Deferred revenues are amortized to income after the expiration of any contingency. The recognition of the deferred revenues is included in income from production wind-down and transfer agreements in the accompanying consolidated statements of operations.

Revenue recognition

The Group derives total revenues primarily from the provision of foundry services and income from production wind-down and transfer agreements. Revenues represent the invoiced value of products, net of trade discounts and allowances, and excludes goods and services tax. The Group recognizes revenues when they are realized or realizable and earned. The Group considers revenues realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer and customer acceptance has been obtained, customer acceptance provisions have lapsed, or the Group has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. In situations where a formal acceptance is required but the acceptance only relates to whether the product meets its published specifications, revenues are generally recognized upon shipment provided all other revenue recognition criteria are met. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. The Group reduces revenues for rebates and other similar allowances. Revenues are recognized only if these estimates can be reasonably and reliably determined.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

The Group bases its estimates on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenues.

Services

The Group provides services for its customers that range from contract design to product manufacturing. The Group recognizes service revenues when the services have been performed, and the related costs are expensed as incurred.

Sales of goods

Revenues from sales of goods are generally recognized when the product is shipped to the customer and when there are no unfulfilled Group obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenues are recognized.

Production wind-down and transfer agreements

The Group enters into production wind-down and transfer agreements, which usually include several elements such as: (i) the temporary management or operation of a manufacturing facility or production line that produces optical products, which the parties have agreed will be manufactured and produced by the Group on an ongoing basis at the Group’s facilities in Thailand; (ii) winding down the facilities and terminating the employees; (iii) transferring production to the Group’s facilities in Thailand or the customer’s other locations; (iv) the acquisition of inventory, other assets, liabilities or employee termination obligations necessary to temporarily manage and wind down the facility; and (v) reimbursement of operating expenses and losses and service fees. The Group enters into these agreements because the Group believes that providing the transfer production services facilitates a more efficient transfer for the Group and eases the requirements of the Group’s customers during the transfers. The Group may also obtain additional technical expertise during the wind-down period which benefits the transfer of production to Thailand. Generally, these agreements do not meet the definition of a business, as described below, because the Group does not have the risk and rewards of ownership during the temporary management and wind-down period as the Group is reimbursed for all operating expenses and losses and the agreements usually provide for additional compensation for the transfer services provided. Because each production wind-down and transfer agreement is unique, the transactions are accounted for on a case by case basis (see Notes 3, 4 and 5) as multiple element agreements.

To the extent that a deliverable in a multiple element agreement is subject to specific guidance, that deliverable is accounted for in accordance with such specific guidance. A multiple-element agreement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a standalone basis.

•	There is objective and reliable evidence of the fair value of the undelivered item(s).

•

If the agreement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Group’s control.

If these criteria are not met, the income from production wind-down and transfer agreements is deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If there is

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

objective and reliable evidence of fair value for all units of accounting in an agreement, the agreement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. In cases in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s) exists, the residual method is used to allocate the agreement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total agreement consideration less the aggregate fair value of the undelivered item(s).

If the deliverables included in the single unit of accounting include services and the above separation criteria are not met, the income from production wind-down and transfer agreements is recognized after the expiration of any contingency on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to Thailand.

Each production wind-down and transfer agreement described in Notes 3, 4 and 5 involves the receipt by the Company of cash, assets and liabilities. In exchange, the Company pays cash and provides production wind-down and transfer services at its Thailand facilities. The net consideration from each agreement or, income, is calculated as the aggregate fair value of the cash and assets received, less the aggregate fair value of the cash paid and liabilities received or incurred. The net consideration is deferred and recognized over the estimated service and production period on a straight line basis beginning after the expiration of any contingencies.

Cash and cash equivalents, accounts receivables, other current assets, accounts payable and accrued payables are recorded at the amounts expected to be received or amounts expected to settle the obligations. Inventory, comprising primarily of raw materials, was fair valued using estimated replacement cost. The fair value of property, plant and equipment was estimated using depreciated replacement cost. Termination provisions were recorded based on amounts expected to settle the obligations based on agreed payouts.

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Tax” (“SFAS 109”), the Group uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s subsidiaries are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which they operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Group recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are probable. If the Group ultimately determines that the payment of such a liability is not probable, then it reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer probable. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires the Group to make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Group’s tax provision in a future period.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thailand subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group’s contributions to the provident fund amounted to $1,279, $906 and $732 in the years ended June 30, 2007, 2006 and 2005, respectively. The Group sponsors the Fabrinet US 401(k) Retirement Plan (the “401(k) Plan”), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 80% of their annual compensation, with such per employee contributions limited to $16, $16 and $15 in the calendar years ended December 31, 2008, 2007 and 2006, respectively.

The 401(k) Plan provided for a 100% match by the Group’s U.S. subsidiaries of employees’ contributions up to 3%, with a 50% match of employees’ contributions for an additional 2% (maximum company match is 4% on an employee 5% contribution).

The Group’s aggregate contributions to the 401(k) Plan amounted to $40, $12 and $0 for the years ended June 30, 2007, 2006 and 2005, respectively.

Severance liabilities

Under labor protection laws applicable in Thailand and under the Fabrinet Thailand employment policy, all employees of Fabrinet Thailand with more than 120 days of service are entitled to severance pay on forced termination or retrenchment or in the event that the employee reaches the retirement age of 55. The entitlement to severance pay is determined according to an employee’s individual employment tenure with the Group and is subject to a maximum benefit of 10 months salary unless otherwise agreed upon in an employee’s employment contract. The Group accounts for this severance liability on an actuarial basis using the Projected Unit Credit Method. There are no separate plan assets held in respect of this liability.

Annual leave

Employee entitlements to annual leave are recognized when they accrue to the employee. On termination of employment accrued employee entitlement to annual leave is paid in cash.

Warranty provision

Provisions for estimated expenses relating to product warranties are made at the time the products are sold using historical experience. The provisions will be adjusted when experience indicates an expected settlement will differ from initial estimates.

Customer returns and warranty cost allowances of $497 were reversed to the consolidated statement of operations for the year ended June 30, 2007 and allowances of $253 and $146 were charged to the consolidated statements of operations for the years ended June 30, 2006 and 2005, respectively.

Shipping and handling costs

The Group records costs related to shipping and handling in cost of revenues for all periods presented.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Share-based compensation

Effective July 1, 2006, the Group adopted Statement of Financial Accounting Standard No. 123, “Share-Based Payment (Revised 2004),” or SFAS 123(R) on a prospective basis. Until June 30, 2006, the Group accounted for share-based compensation using the intrinsic value method under Accounting Principles Board Number 25 “Accounting for Stock Issued to Employees” (“APB 25”).

Net income per ordinary share

Net income per share is calculated in accordance with Statement of Financial Accounting Standards, No. 128 “Earnings Per Share,” or SFAS 128, and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 98, or SAB 98. Under the provisions of SFAS 128 and SAB 98, basic net income per share is computed by dividing the net income available to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by dividing the net income for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period if their effect is dilutive.

2.2 New Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157, to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. SFAS 157 is effective for the Group beginning in fiscal year 2009. The Group is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

SFAS 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Group beginning fiscal year 2009. The Group is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109),” or FIN 48. This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Group determines whether it is more-likely-than-not that a

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in: (i) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (ii) a reduction in a deferred tax asset or an increase in a deferred tax liability; or (iii) both (i) and (ii). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

3. December 2004 Agreement

On December 6, 2004, Fabrinet entered into a production wind-down and transfer agreement (the “December 2004 Agreement”) with an existing customer. Under the terms of the December 2004 Agreement, Fabrinet agreed to: (i) purchase certain inventory located at the customer’s Singapore and Indonesian facilities, and certain current assets, including cash and cash equivalents, and other current assets; (ii) assume certain current liabilities, including accrued expenses and other payables, and other current liabilities; (iii) manage and operate the Singapore and Indonesian facilities for an interim period while transferring the production lines to Fabrinet’s manufacturing facilities in Thailand; (iv) wind down and close the customer’s facilities, terminate the employees and liquidate the legal entities; and (v) amend the existing contract manufacturing agreement between Fabrinet and the customer to include the manufacturing of products transferred from the customer’s facilities to the Group’s facilities in Thailand.

Pursuant to the terms of the December 2004 Agreement, Fabrinet: (i) agreed to pay the customer cash totalling $7,327 in four equal quarterly installments (the fair value of the payments, based on a discount rate of 4.01% per annum, is $7,170); (ii) would be reimbursed for all the net operating losses (revenues less expenses), production wind-down and transfer costs, and costs to terminate all the existing employees upon completion of the wind-down, up to a maximum amount of $3,000; and (iii) was entitled to receive a management fee equal to 50% of any savings below the $3,000 maximum reimbursement fee if closure occurred within nine months of the transaction date.

The Group has accounted for this agreement as follows:

•	cash and cash equivalents, inventory and net current liabilities at fair value;

•	employee termination provisions recorded when the termination plan was established and communicated to the employees based on the amount expected to settle the obligation;

•

revenues, cost of sales and expenses incurred for the operation, wind-down and closure of the facilities were recognized in the statement of operations when products were sold and expenses incurred, including fees of $1,284 related to raw material handling services;

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

•

reimbursements of losses on the sale of products and operating and other costs recorded as a reduction in: cost of revenues of $5, $154, and $108 for the years ended June 30, 2007, 2006 and 2005, respectively, and SG&A expenses of $33, $55, and $188 for the years ended June 30, 2007, 2006 and 2005, respectively, as losses and expenses were incurred and reimbursements received;

•	reimbursements received in advance of incurred costs are reflected as advancements until the related expenditure is incurred; and

•

$915 of contingent consideration, equal to 50% of the savings below the $3,000 maximum reimbursement fee, was recorded in income from production wind-down and transfer agreements after the expiration of the contingency on a straight-line basis over the product life cycle of the products transferred to Thailand under the amended contract manufacturing agreement.

4. May 2005 Agreement

On May 29, 2005, Fabrinet entered into a production wind-down and transfer agreement with an existing customer (the “May 2005 Agreement”). Under the terms of the May 2005 Agreement, Fabrinet agreed to: (i) purchase certain inventory in place at the customer’s facility in New Jersey; (ii) manage and operate the New Jersey facility for an interim period while transferring certain production lines to the Group’s manufacturing facilities in Thailand and to the customer’s other manufacturing facilities; (iii) wind down and close the New Jersey facility and terminate the employees; (iv) amend the existing contract manufacturing agreement between Fabrinet and the customer to include the manufacturing of products transferred from New Jersey to Thailand; (v) purchase certain other assets (including the VitroCom tradename) and property, plant and equipment of the customer’s VitroCom facility (“VitroCom Business”); and (vi) purchase 100% of the shares of Fujian JDSU China Holding, Inc., a Mauritius company, which owns 100% of the shares of Fujian JDSU CASIX, Inc., a wholly foreign-owned enterprise organized under the Laws of the People’s Republic of China (“CASIX Business”). The VitroCom Business and CASIX Business were accounted for as business combinations. The remaining elements of the agreement were accounted for as described below. The consideration paid and cash received was allocated to the separate elements of the agreement, including to the VitroCom Business and CASIX Business based on the fair value of each of the elements.

Pursuant to the terms of the May 2005 Agreement, Fabrinet: (i) agreed to purchase inventory, consisting of raw materials, work in progress, and finished goods; (ii) would be reimbursed approximately $17,000 for all the net operating losses (revenues less expenses), production wind-down transfer costs, and costs to terminate all the existing employees upon completion of the wind-down of the New Jersey facility; and (iii) agreed to pay the customer cash totalling $10,700 in sixteen quarterly installments through March 2009 (the fair value of the payments, based on a discount rate of 5.14% per annum, is $9,788) and cash of $16,261 in four equal quarterly installments (the fair value of the payments based on a discount rate of 5.14% per annum is $15,690). The New Jersey operations were closed on or about November 30, 2005. The VitroCom Business and CASIX Business have continued to operate uninterrupted.

The Group has accounted for this agreement as follows:

•	inventory acquired at fair value;

•	employee termination provisions recorded when the termination plan was established and communicated to the employees based on the amount expected to settle the obligation;

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

•

revenues, cost of sales and expenses incurred for the operation, wind-down and closure of the New Jersey facility recognized in the statement of operations when products were sold and expenses incurred;

•

reimbursements of losses on the sale of products and operating and other costs recorded as a reduction in: cost of revenues of $6,458 and $1,014 for the years ended June 30, 2006 and 2005, respectively, and SG&A expenses of $1,356 and $313 for the years ended June 30, 2006 and 2005, respectively, as losses and expenses were incurred and reimbursements were received;

•	reimbursements received in advance of incurred costs are reflected as advancements until the related expenditure is incurred;

•

$11,689 net consideration from the production wind-down and transfer agreements is recorded in income from production wind-down and transfer agreements on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to Thailand under the amended contract manufacturing agreement; and

•	acquisition of the VitroCom Business and the CASIX Business accounted for as business combinations with all assets and liabilities acquired recorded at fair value.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as at May 29, 2005, in conjunction with the acquisitions of both the VitroCom Business and the CASIX Business:

May 29, 2005
VitroCom Business
Allocation of net assets acquired:
Inventory	$293
Other current assets	156
Property, plant and equipment	191

Total net assets acquired	$640

CASIX Business
Allocation of net assets acquired:
Cash and cash equivalents	$7,929
Accounts receivable	1,594
Inventories	1,100
Other current assets	707
Property, plant and equipment	4,413
Deferred taxes, net	2,067
Accounts payable—trade	(874)
Accounts payable—related company	(886)
Accrued expenses and other payables	(444)

Total net assets acquired	$15,606

5. February 2006 Agreement

On February 13, 2006, Fabrinet entered into a production wind-down and transfer agreement (the “February 2006 Agreement”) with an existing customer. Under the terms of the February 2006 Agreement, Fabrinet agreed

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

to: (i) purchase certain inventory in place at the customer’s facility; (ii) manage and operate the facility for an interim period while transferring certain production lines to Fabrinet’s manufacturing facilities in Thailand, to the customer’s other manufacturing facilities and to third parties; (iii) wind down and close the facility and terminate the employees; and (iv) amend the existing contract manufacturing agreement between Fabrinet and the customer to include the manufacturing of the customer’s products transferred to Thailand.

Pursuant to the terms of the February 2006 Agreement, Fabrinet: (i) agreed to pay the customer cash totalling $8,961 in monthly installments based on consumption of the purchased inventory; (ii) would be reimbursed for all the net operating losses (revenues less expenses), production wind-down and transfer costs, and costs to terminate all the existing employees upon completion of the wind-down; and (iii) was entitled to receive a $4,000 fee for the management, transfer and closure services. The operations were closed on September 30, 2006.

Fabrinet has accounted for this agreement as follows:

•	inventory at fair value;

•	employee termination provisions recorded when the termination plan was established and communicated to the employees based on the amount expected to settle the obligation;

•	revenues, cost of sales and expenses incurred for the operation, wind-down and closure of the facility were recognized in the statement of operations when products were sold and expenses incurred;

•

reimbursements of losses on the sale of products and operating and other costs recorded as a reduction in: cost of revenues of $2,820 and $6,683 for the years ended June 30, 2007 and 2006, respectively, and SG&A expenses of $4,099 and $3,942 for the years ended June 30, 2007 and 2006, respectively, as losses and expenses were incurred and reimbursements received;

•	reimbursements received in advance of incurred costs are reflected as advancements until the related expenditure is incurred; and

•

$5,686 net consideration from the production wind-down and transfer agreements is recorded in income from production wind-down and transfer agreements on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to Thailand under the amended contract manufacturing agreement.

6. Income tax

Cayman Islands

The Company is domiciled in the Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gains. The Company has received this undertaking for the twenty year period ending August 24, 2019.

PRC

CASIX, the Company’s wholly owned indirect subsidiary, qualifies as a foreign investment production enterprise in the Fuzhou, PRC economic development zone where the prevailing income tax rate is 24%. However, since CASIX is an export company with an annual export value over 70% of total production value, CASIX receives a 50% tax deduction. For the years ended June 30, 2007 and 2006, the applicable income tax

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

rate for CASIX is 12%. The 50% tax deduction resulted in an income tax benefit for CASIX of $882, $54 and $20 for the years ended June 30, 2007, 2006 and 2005, respectively.

During fiscal 2007, PRC adopted a new Unified Enterprise Income Tax Law which will take effect on January 1, 2008. Pursuant to the law, a new 25% statutory tax rate should apply to most companies beginning January 1, 2008, subject to certain transitional rules and other potential special incentives which have not yet been announced officially. Due to the uncertainties of how the final transition rules may impact the phase-in of the new tax rate, the Group measured the increase in its deferred taxes, assuming the old tax rate of 12% for the deferred tax planned to be utilized before January 1, 2008 and the new tax rate of 25% for the balance of deferred tax, which resulted in a $718 net tax benefit. To the extent that the final transitional rules provide for a different tax rate from that which the Group has assumed, the measurement of the Group’s deferred taxes will change accordingly at that time.

The Group’s income tax expense (benefit) consisted of the following:

	Year Ended June 30,
	2007	2006	2005
Current	$2,694	$634	$27
Deferred	8	442	(757)

Total income tax expense (benefit)	$2,702	$1,076	$(730)

The Company is domiciled in the Cayman Islands, a jurisdiction that does not currently levy direct taxation. Income of the Company exempted from corporate income tax in the Cayman Islands amounted to $39,220, $14,830, and $4,253 in the years ended June 30, 2007, 2006 and 2005, respectively.

The reconciliation of the actual tax on the Group’s profit before tax to the theoretical amount that would arise by applying the basic tax rate of the country of the Group’s principal operations, Thailand, to pre-tax profit is as follows:

	Year Ended June 30,
	2007	2006	2005
Profit before tax	$52,441	$22,530	$4,769

Tax calculated at a corporate income tax rate of 30 percent	15,732	6,759	1,431
Income tax rate differential for non-Thailand operations	(1,199)	(922)	(104)
Income not subject to tax	(11,776)	(4,763)	(1,037)
Income tax on unremitted earnings	260	—	—
China tax rate change	(718)	—	—
Reversal of valuation allowance on carry forward tax losses	—	(614)	(853)
Others	403	616	(167)

Corporate income tax charge	$2,702	$1,076	$(730)

As at June 30, 2007, the Group had tax losses carried forward relating to Fabrinet Thailand and CASIX which can be carried forward for a period of 5 years following the year in which they arose. Valuation allowances had been created in respect of the tax losses carried forward in prior years; however, these allowances were released in the years ending 2006 and 2005 on the basis that Fabrinet Thailand and CASIX would generate sufficient taxable income prior to the expiration of the tax losses.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Details of the carried forward tax losses and valuation allowances are as follows:

	Year Ended June 30,
	2007	2006	2005
Brought forward tax losses	$1,562	$2,855	$1,170
Carry forward tax losses from acquisition of CASIX	—	—	2,005
Carry forward tax losses generated in the year	(1,142)	(1,293)	(320)

Carry forward tax losses	420	1,562	2,855

Brought forward valuation allowance	—	614	853
Release of valuation allowance	—	(614)	(853)
Valuation allowance from acquisition of CASIX	—	—	614

Carry forward valuation allowances	—	—	614

Net carry forward tax losses	$420	$1,562	$2,241

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year Ended June 30,
	2007	2006
Deferred tax assets:
Depreciation	$1,062	$588
Accruals allowed for tax on cash basis	292	369
Reserve and allowance	605	244
Carry forward tax losses	420	1,562
Deferred revenues	399	243
Other temporary difference	13	10

Total deferred tax assets	$2,791	$3,016

Deferred tax liabilities:
Severance liability	(263)	(445)
Deferred cost of service and expense	(133)	(168)

Total deferred tax liabilities	$(396)	$(613)

Net deferred tax assets	$2,395	$2,403

Current deferred income tax assets and liabilities and non-current deferred income tax assets and liabilities are offset when the income taxes relate to the same tax jurisdiction. The following amounts are shown in the consolidated balance sheets:

Deferred income tax assets—current	$776	$1,575
Deferred income tax liabilities—current	(107)	(168)

Current deferred income tax—net	669	1,407

Deferred income tax assets—non current	1,752	1,160
Deferred income tax liabilities—non current	(26)	(164)

Non current deferred income tax—net	1,726	996

Net deferred income tax assets	$2,395	$2,403

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of Fabrinet Thailand. Such amounts of Fabrinet Thailand are permanently reinvested; its unremitted earnings totalled $7,231 and $3,534 at June 30, 2007 and 2006, respectively. Deferred income tax liabilities have not been established for the unremitted earnings of CASIX as the tax laws of Mauritius and the Cayman Islands provide a means by which the Group’s investment can be recovered tax free. Income tax liabilities have been established for the unremitted earnings of FBN Canada Manufacturing, Inc.

7. Earnings per ordinary share

Basic earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period.

Diluted earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and share warrants.

	Year Ended June 30,
	2007	2006	2005

Net income attributable to shareholders	$49,739	$21,454	$5,499
Weighted average number of ordinary shares outstanding (thousands of shares)	29,600	29,469	29,451

Basic earnings per share (in dollars)	$1.68	$0.73	$0.19

Diluted earnings per share is calculated as follows:

	Year Ended June 30,
	2007	2006	2005

Net income used to determine diluted earnings per share	$49,739	$21,454	$5,499
Weighted average number of ordinary shares outstanding (thousands of shares)	29,600	29,469	29,451
Adjustment for incremental shares arising from assumed exercise of share options and share warrants (thousands of shares)	1,477	934	581

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	31,077	30,403	30,032

Diluted earnings per ordinary share (in dollars)	$1.60	$0.71	$0.18

8. Cash and cash equivalents

	As of June 30,
	2007	2006
Cash at banks and on hand	$19,872	$18,093
Short term bank deposits	21,001	21,970

Total cash and cash equivalents	$40,873	$40,063

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

The weighted average effective interest rate on short term bank deposits was 5.16% and 4.09% per annum for the years ended June 30, 2007 and 2006, respectively.

9. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts as of June 30, 2007, 2006 and 2005 are as follows:

	Balance at beginning	Charged to expenses	Deduction	Balance at end of period
Allowance for doubtful accounts
Year ended June 30, 2007	$242	$—	$(44)	$198
Year ended June 30, 2006	250	—	(8)	242
Year ended June 30, 2005	250	—	—	250

10. Inventories

	As of June 30,
	2007	2006
Raw materials	$48,851	$50,523
Work in progress	26,703	17,466
Finished goods	4,447	5,306

	80,001	73,295
Less: Inventory obsolescence	(3,562)	(2,645)

Inventories, net	$76,439	$70,650

11. Property, plant and equipment, net

The components of property, plant and equipment, net were as follows:

	Land	Building and building improvement	Manufacturing equipment	Office equipment	Motor vehicles	Computers and software	Construction and machinery under installation	Total
At June 30, 2006
Cost	$3,201	$13,768	$23,968	$2,004	$528	$7,111	$122	$50,702
Less: Accumulated depreciation	—	(1,649)	(12,999)	(835)	(229)	(3,965)	—	(19,677)

Net book value	$3,201	$12,119	$10,969	$1,169	$299	$3,146	$122	$31,025

At June 30, 2007
Cost	$5,428	$14,730	$31,567	$2,591	$674	$8,875	$6,671	$70,536
Less: Accumulated depreciation	—	(2,571)	(21,419)	(1,081)	(341)	(5,278)	—	(30,690)

Net book value	$5,428	$12,159	$10,148	$1,510	$333	$3,597	$6,671	$39,846

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Depreciation expense was $6,360, $5,592 and $3,473 for the years ended June 30, 2007, 2006 and 2005, respectively. Cost of assets held under capital leases were vehicles at cost $219, $219 and $219, computer at cost $537, $537 and $0 and total accumulated amortization under capital leases of $348, $98 and $54 at June 30, 2007, 2006 and 2005, respectively.

In the years ended June 30, 2007, 2006 and 2005, the Group recorded charges for asset impairment of $75, $0 and $60, respectively, for certain manufacturing equipment that was being held for disposal as the equipment was no longer required for business operations. Assets held for disposal are not subject to depreciation. This equipment was written down to its fair value less costs to sell.

Depreciation expense is allocated between cost of revenues and SG&A expenses in the consolidated statements of operations.

Impairment charge is included in SG&A expenses in the consolidated statements of operations.

The cost of fully depreciated property, plant and equipment written-off during the years ended June 30, 2007, 2006 and 2005 was $274, $403 and $356, respectively.

12. Borrowings

Bank borrowings and long-term debt related to continuing operations was comprised of the following:

	As of June 30,
	2007	2006
Short-term bank borrowings	$22,000	$15,600
Long-term loans from banks	13,498	17,406

Total borrowings	$35,498	$33,006

Long-term loan from banks consisted of:
Current portion	$3,673	$4,908
Non-current portion	9,825	12,498

Short-term bank borrowings represent promissory notes and packing credits that are due within 1 month to 6 months and bear interest at rates ranging from 6.94% to 7.15% per annum and 6.91% to 7.84% per annum in the years ended June 30, 2007 and 2006, respectively. In order to secure a short-term credit facility with a lender, the Group has provided security by the pledge of certain trade receivables.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

At June 30, 2007 and 2006, the Group had outstanding borrowings under long-term loan agreements with banks totalling $13,498 and $17,406, respectively, which consisted of:

Contract No.	Amount		Interest rate per annum (%)	Conditions	Repayment term
	2007	2006
1	$1,000	$—	SIBOR + 1.5% per annum	Repayable in quarterly installments within 8 years	June 2007 - May 2015

2	2,175	3,175	LIBOR + 2.25% per annum	Repayable in 24 installments every 6 months	March 2005 - March 2010

3	333	701	SIBOR + 2.0% per annum	Repayable in quarterly installments within 3 years	May 2005 - April 2008

4	—	1,200	LIBOR + 2.5% per annum	Repayable in semi-annual installments within 4 years	July 2004 - June 2007

5	4,000	5,000	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	April 2004 - February 2011

6	5,990	7,330	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	June 2005 - November 2011

Total	$13,498	$17,406

The long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $18,882 and $19,599 at June 30, 2007 and June 30, 2006, respectively. The carrying amounts of borrowings are approximately their fair value.

Certain of the long-term loans require Fabrinet and its various subsidiaries to comply with covenants, under which the approval of the lenders is required for certain transactions, which include, but are not limited to: incurring additional indebtedness or guarantees; declaration or payment of dividends; and sale or purchase of assets. The covenants also prescribe certain maximum ratios of debt to earnings before interest, taxes and depreciation and amortization, debt to equity or debt to tangible networth ratios, and minimum levels of interests and debt service coverage ratios.

As of June 30, 2007, the Group was not in compliance with certain quantitative and technical debt covenants under its long-term loan agreements as further described below. In October 2007, the Group received waivers for these violations, including for violations of the following covenants: (i) mortgaging certain assets to a third party under a separate lending agreement, (ii) failing to obtain an annual reassessment of the valuation of certain collateral assets pledged as security under the loan agreements, (iii) failing to open a separate debt service reserve account to fund required principal and interest payments under two of the loans, and (iv) failing to meet its debt-to-equity ratio requirement as of June 30, 2005, its debt-to-equity ratio requirement as of December 31, 2005, and its debt service coverage ratio requirement as of December 31, 2006 for outstanding lines of credit totaling $13,165 at June 30, 2007. In addition to granting these waivers, the lenders agreed to amend certain of the financial ratios and restrictive covenants. Additionally, the lenders required the Group to open a debt service reserve account for principal and interest payments for one of the loans. Since receiving the waivers in October 2007, the Group is in compliance with its loan covenants and expects to continue to be in compliance during the next 12 months.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

In addition to the restrictive covenants, certain of the Group’s packing credits and long-term loans include customary events of default and subjective acceleration clauses. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the period ended June 30 were as follows:

	2007	2006
Opening net book amount	$17,406	$11,904
Additional loans during the year	1,000	9,900
Repayment during the year	(4,908)	(4,398)

Closing net book amount	$13,498	$17,406

Maturities of long-term debt are as follow:

2008	$ 3,673
2009	3,313
2010	2,751
2011	2,507
2012	797
Thereafter	457

Total	$13,498

Credit facilities:

Unutilized credit facilities at June 30 totaled:

	2007	2006
Bank borrowings:
Short-term loans	$20,000	$3,900
Long-term loans	25,000	—

13. Severance liabilities

	2007	2006
At the beginning of the fiscal year	$1,222	$949
Charged to statement of operations	731	273

At the end of the fiscal year (June 30)	$1,953	$1,222

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Severance payments of $5, $0 and $0 were paid in the years ended June 30, 2007, 2006 and 2005, respectively.

The amount recognized in the balance sheet at June 30 is determined as follows:

	2007	2006
Present value of defined benefit obligation	$1,953	$1,222

Liability in balance sheet	$1,953	$1,222

The amount recognized in the statement of operations is as follows:

	Year Ended June 30,
	2007	2006	2005
Current service cost	$636	$201	$124
Interest cost	95	72	50

Total included in staff costs	$731	$273	$174

The principal actuarial assumptions used were as follows:

	Year Ended June 30,
	2007	2006	2005
Discount rate (percent)	6.0	7.0	7.0
Future salary increases (percent)	4.6	4.7	4.6

14. Share-based compensation and warrants

Share-based compensation

Periods prior to the adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), the Group measured compensation expense for its employee share-based compensation in accordance with the intrinsic value method under APB 25 and related interpretations. Under this method, compensation expense exists when the exercise price of options granted to employees is less than the fair market value of the underlying share on the later of the grant date or board of directors’ approval date. The Group then recognizes compensation expense over the applicable vesting period using the accelerated method and classifies these amounts in the statement of operations based on the department to which the related employee reports. Where the exercise price of the share option has equaled or exceeded the fair market value of the underlying ordinary share, no compensation expense has been recorded. Prior to July 1, 2006, the Group utilized the minimum value method to comply with the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation, Transition, Disclosure, an amendment of SFAS 123. The following table illustrates the effect on net income and net income per ordinary share as if the Group had applied the fair value recognition provisions of SFAS 123(R) to options granted under the Group’s share-based compensation plans prior to the adoption. For purposes of this pro forma disclosure the value of the options was estimated using a Black-Scholes-Merton (“BSM”) option-pricing formula and amortized using the accelerated method over the respective vesting periods of the awards. Disclosures for the year ended June 30, 2007 are not presented because share-based payments were accounted for under SFAS 123(R)’s fair value method during this period.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

	Year Ended June 30,
(In thousands, except per share amounts)	2006	2005
Reported net income	$21,454	$5,499
Add: Share-based compensation expense under APB 25	126	159
Less: Pro forma share-based compensation expense under SFAS 123	(203)	(218)

Pro forma net income	$21,377	$5,440

Basic and diluted earnings per ordinary share
As reported—Basic	$0.73	$0.19
—Diluted	0.71	0.18
Pro forma—Basic	0.73	0.18
—Diluted	0.70	0.18
Weighted average number of ordinary shares—Basic	29,469	29,451
—Diluted	30,403	30,032

These pro forma results may not be representative of future compensation expense because additional options may be granted in the future with different assumptions used to calculate the fair values and the related compensation expense.

Adoption of SFAS 123(R)

Effective July 1, 2006, the Group adopted the fair value recognition provisions of SFAS 123(R). Under the fair value recognition provisions of SFAS 123(R), the Group applied the prospective transition method and measured share-based compensation at fair value on the later of the awards’ grant date or the board of directors’ approval date, based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continues to account for outstanding non-vested awards under the provisions of APB 25. Awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS 123(R) are accounted for under the provisions of SFAS 123(R). SFAS 123(R) requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the fair value of those awards, in the financial statements. In determining the fair value of those awards, the Group is required to make estimates of the fair value of the Group’s ordinary shares, expected dividends to be issued, expected volatility of the Group’s shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. The effect of recording share-based compensation expense for the year ended June 30, 2007 was as follows:

2007
Share-based compensation expense by type of award:
Employee share options
Total share-based compensation expense	$811
Tax effect on share-based compensation expense	—

Net effect on share-based compensation expense	$811

Effect on income per ordinary share:
Basic	$0.03
Diluted	$0.03

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Share-based compensation expense was recorded in the consolidated statements of operations as follows: cost of revenues of $373, $64 and $57 for the years ended June 30, 2007, 2006 and 2005, respectively, and SG&A expenses of $437, $62 and $102 for the years ended June 30, 2007, 2006 and 2005, respectively. The Group did not capitalize any share-based compensation expense as part of any assets during the years ended June 30, 2007, 2006 and 2005.

As a result of adopting SFAS 123(R) on July 1, 2006, the Group’s income for fiscal 2007 was approximately $34 lower than if the Group had continued to account for share-based compensation under APB 25.

Prior to the adoption of SFAS 123(R), forfeitures were recognized as they occurred and compensation previously recognized was reversed for forfeitures of unvested share-based awards. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. The cumulative effect from this change in accounting principle was not material for fiscal 2007.

Share option activity

Share options have been granted to directors and employees. On March 16, 2007, the Group amended and restated its 1999 Share Option Plan to increase the number of ordinary shares authorized for issuance under the 1999 Share Option Plan by 300,000 ordinary shares, such that the aggregate number of shares reserved under the 1999 Share Option Plan is 3,442,857 shares.

At June 30, 2007, Fabrinet had 144,057 ordinary shares available for future option grants to employees and directors under its Amended and Restated 1999 Share Option Plan. The board of directors has the authority to determine the type of option and the number of shares subject to the option. During the years ended June 30, 2007, 2006 and 2005, the Group granted options to purchase an aggregate of 287,600, 182,900 and 443,200 ordinary shares, respectively, with an estimated total grant date fair value of $1,888, $697 and $857, respectively, and a weighted average grant date fair value of $6.56, $3.81 and $1.93 per share, respectively.

The weighted average exercise price of options granted during the year ended June 30, 2007 was $3.36 per share. The total fair value of shares vested during the year ended June 30, 2007, 2006 and 2005 was $3,312, $1,525 and $34, respectively. The total intrinsic value of options exercised during the year ended June 30, 2007, 2006 and 2005 was $1,293, $341 and $0, respectively. In conjunction with these exercises, there was no tax benefit realized by the Company due to the fact that it is exempted from income tax. The amount of cash received from the exercise of share options and similar instrument granted under share-based payment plans was $121 during the year ended June 30, 2007.

As of June 30, 2007, $1,303 of estimated share-based compensation expense related to stock options remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.53 years.

Determining fair value

Valuation Method—The Group estimated the fair value of the ordinary shares to be used in the BSM option-pricing formula by taking into consideration a number of assumptions, including revenues and price to earnings multiples of publicly traded competitors and industry comparables, and applied a reasonable discount.

Expected Dividend—The Group has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Expected Volatility—As the Group is a privately held organization and does not have actively traded ordinary shares that would enable management to calculate an expected volatility, management has based its expected volatility on a comparable industry index volatility as a reasonable measure of expected volatility in accordance with the guidance of FAS 123(R).

Risk-Free Interest Rate—The Group bases the risk-free interest rate used in the BSM valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the option.

Expected Term—Expected terms used in the BSM option-pricing formula represent the periods that the Group’s stock options are expected to be outstanding and are determined based on the Group’s historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behaviour.

Vesting Period—The Group’s share options generally are vested and become exercisable over a four-year period, which is generally the requisite service period, and have a 7 year expiration period. 25 percent of shares subject to options vest 12 months after the vesting commencement date and  1/48 of the shares vest each month for the thirty-six months thereafter.

Fair Value—The fair value of the Group’s share options granted to employees for the years ended June 30, 2007, 2006 and 2005 was estimated using the following weighted-average assumptions:

	2007	2006	2005
Dividend yield	—	—	—
Expected volatility	63%	—	—
Risk-free rate of return (percent)	4.76	3.87	3.79
Expected term (in years)	4.00	4.00	4.00

The following summarizes activities under the 1999 Share Option Plan:

	Number of shares underlying options			Weighted-average exercise price per share
	Year Ended June 30,			Year Ended June 30,
	2007	2006	2005	2007	2006	2005
Shares underlying options outstanding at beginning of the year	1,595,138	1,596,413	1,613,859	$1.51	$1.42	$1.38
Granted	287,600	182,900	443,200	3.36	2.15	1.75
Exercised	(117,838)	(65,000)	—	1.02	1.00	—
Forfeited	(23,833)	(77,600)	(211,900)	2.24	1.80	1.70
Expired	(15,492)	(41,575)	(248,746)	1.70	1.16	1.49

Shares underlying options outstanding at end of the year	1,725,575	1,595,138	1,596,413	1.84	1.51	1.42

Shares underlying options exercisable at end of the year	1,179,420	1,021,254	842,233	$1.51	$1.37	$1.26

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

The following summarizes information for share options outstanding at June 30, 2007:

Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)
197,000	$1.00	0.48
812,500	1.50	2.94
283,375	1.75	4.49
72,700	2.00	5.23
66,600	2.25	5.68
24,400	2.75	6.03
58,000	3.00	6.40
203,800	3.50	6.43
7,200	4.00	6.90

1,725,575

Warrants

In March 2000, the Group granted a contingent warrant to purchase 1,285,714 ordinary shares to a director, employee and founding shareholder in conjunction with the sale of shares to Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific. The contingent warrant vests as shares are sold to third parties or at a rate of one ordinary share subject to the warrant for every four ordinary shares that vest pursuant to options granted under the Amended and Restated 1999 Employee Share Option Plan. The contingent warrant was granted to the individual in his capacity as a shareholder to protect the founding shareholder from dilution and is not tied to his continued service as a director or employee. The Group has accounted for the contingent warrant in accordance with Emerging Issues Task Force (“EITF”) 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and EITF 01-06 The Meaning of “Indexed to a Company’s Own Stock”. The warrant may only be settled by the issuance of ordinary shares and cannot be settled for cash. Pursuant to the EITF guidance, the contingent warrant was accounted for as issued on the date of grant in March 2000 at fair value and recorded as a dividend in shareholders equity. Subsequent exercises are recorded as a reclassification from warrant to ordinary shares. At June 30, 2007 and 2006, the Group had reserved 97,175 and 180,718 ordinary shares, respectively, for future exercise of the warrant. The unvested portion of the warrant expires on December 31, 2010.

Other than the warrant described above, there are no outstanding warrants to purchase securities of the Group.

The following summarizes the activities relating to the warrant:

	Number of shares underlying warrant			Weighted-average exercise price per share
	Year Ended June 30,			Year Ended June 30,
	2007	2006	2005	2007	2006	2005
Shares underlying warrant at beginning of the year	180,718	225,128	225,128	$0.01	$0.01	$0.01
Exercised	(83,543)	(44,410)	—	0.01	0.01	—

Shares underlying warrant at end of the year	97,175	180,718	225,128	0.01	0.01	0.01

Exercisable shares underlying warrant at end of the year	—	21,462	1,626	$0.01	$0.01	$0.01

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

The following summarizes information for the warrant outstanding at June 30, 2007:

Number of shares underlying warrant	Exercise price	Weighted average exercise price	Weighted average remaining contractual life
97,175	$0.01	$0.01	3.51

15. Shareholders’ equity

Share capital

The total authorized number of ordinary shares is 35 million shares with a par value of $0.01 per share. All issued shares are of the same class, ordinary shares.

In the year ended June 30, 2005, there were no warrants or options exercised.

In the year ended June 30, 2006, warrant and option holders exercised 44,410 shares under the warrant and options to purchase 65,000 shares, resulting in 109,410 ordinary shares being issued for consideration of $0.01 per share for the warrant and $1 per share for the options. All issued shares are fully paid.

In the year ended June 30, 2007, warrant and option holders exercised 83,543 shares under the warrant and options to purchase 117,838 shares, resulting in 201,381 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.03 per share for the options. All issued shares are fully paid.

16. Related party transactions and balances

JDS Uniphase Corporation, a customer and shareholder of Fabrinet, held 6.4%, 6.6% and 6.7% of the Company’s share capital (fully diluted) at June 30, 2007, 2006 and 2005, respectively. Until August 2007, a representative from JDS Uniphase Corporation served as a member of the board of directors of Fabrinet.

A director and shareholder of Finisar Corporation, a customer of Fabrinet, is a member of the board of directors of Fabrinet.

Asia Pacific Growth Fund III, L.P. held 57.9%, 59.2% and 59.9% of the Company’s share capital (fully diluted) at June 30, 2007, 2006 and 2005, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

The following transactions were carried out with related parties:

	Year Ended June 30,
	2007	2006	2005
Revenues
Sales of goods:
JDS Uniphase Corporation	$118,829	$101,335	$69,424
Finisar Corporation	72,861	68,937	50,590

	$191,690	$170,272	$120,014

Cost of revenues
Purchases of goods:
JDS Uniphase Corporation	$39,231	$40,107	$26,899
Finisar Corporation	39,459	42,123	34,168

	$78,690	$82,230	$61,067

	As of June 30,
	2007	2006
Trade accounts receivable
JDS Uniphase Corporation	$15,809	$36,606
Finisar Corporation	10,399	11,633

	$26,208	$48,239

Trade accounts payable
JDS Uniphase Corporation	$5,518	$14,081
Finisar Corporation	3,305	5,029

	$8,823	$19,110

Other payables
JDS Uniphase Corporation—current portion	$2,840	$15,857
JDS Uniphase Corporation—non-current portion	1,755	3,995

	$4,595	$19,852

Other payables represent the remaining balances under the May 2005 Agreement (Note 4) and the February 2006 Agreement (Note 5).

17. Employee profit sharing and executive bonus plans

The Group allocates a certain percentage of adjusted pretax profits to its Employee Profit Sharing Plan on a quarterly basis that is currently distributed to employees employed for the full quarter, excluding officers. The Group also allocates a certain percentage of adjusted quarterly pretax profits to its Executive Bonus Plan, which is available solely to the Group’s officers. Distributions to corporate officers under this plan are subject to the discretion of Fabrinet’s board of directors. Charges to the income statement for distributions to employees and corporate officers under these plans were $5,214, $3,094, and $551 during the years ended June 30, 2007, 2006

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

and 2005, respectively. Payments under the plans are made in the quarter following the quarter in which the bonus is earned.

18. Commitments and contingencies

Bank guarantees

At June 30, 2007 and 2006, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $456 and $307, respectively.

Operating lease commitments

The Group leases a portion of its capital equipment, and certain land and buildings for its facilities in Thailand, China and New Jersey, under operating lease arrangements that expire in various years through 2014. Rental expense under these operating leases amounted to $1,490, $1,453 and $726 for the years ended June 30, 2007, 2006 and 2005, respectively.

The table below reflects the future minimum lease payments due under non-cancelable leases at June 30, 2007.

2008	$1,564
2009	1,279
2010	1,217
2011	982
2012	982
Thereafter	1,801

Total minimum operating lease payments	$7,825

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

At June 30, 2007 and 2006, there were outstanding commitments to a third party relating to the development of a new factory site of $18,795 and $32, respectively.

19. Business segments and geographic information

The Group evaluates its reportable segments in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS 131 and the FASB’s Emerging Issues Task Force Abstracts No. 04-10, “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” Operating segments are defined as components

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is Fabrinet’s board of directors. As of June 30, 2007, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in four geographic regions: North America, Asia, Europe and Australia. The following table presents total revenues by geographic regions:

	Year Ended June 30,
	2007	2006	2005
North America	$322,573	$248,745	$143,373
Asia	148,286	92,777	50,162
Europe	19,498	30,927	5,762
Australia	5,786	3,210	2,655

	$496,143	$375,659	$201,952

Total revenues are attributed to a particular geographic area based on the location to which the customer’s order is shipped. All the long-lived assets of continuing operations are based in the Asia region.

Significant customers

Total revenues, by percentage, from individual customers representing greater than 10% of total revenues in the respective periods were as follows:

	Year Ended June 30,
	2007	2006	2005
JDS Uniphase Corporation	26%	28%	35%
Avanex Corporation	23	24	21
Finisar Corporation	15	18	25
Opnext, Inc.	12	*	*
EMCORE Corporation	*	*	12

*	Less than 10% of revenues in the period.

Due to the nature of the Group’s business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be less significant in the next. The loss of any single significant customer could have a material adverse effect on the Group’s results from operations.

20. Financial instruments

Objectives and significant terms and conditions

The principal financial risks faced by the Group are foreign currency risk, credit risk, liquidity risk and interest rate risk. The Group borrows at floating rates of interest to finance its operations. Sales and purchases are

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates, the Group makes use of derivative financial instruments. Trading for speculative purposes is prohibited.

The Group enters into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities, primarily short- and long-term borrowings. The forward exchange contracts have generally ranged from one to three months in original maturity, and no forward exchange contract has an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As the Group does not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings.

The gains and losses on the Group’s forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged, and accordingly, generally do not subject the Group to risk of significant accounting losses.

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to Thai baht and Chinese Renminbi.

At June 30, 2007 and 2006 the Group had outstanding foreign currency assets and liabilities as follows:

	June 30, 2007		June 30, 2006
	Currency	$	Currency	$
	(in thousands)
Assets
Thai baht	143,386	4,150	99,882	2,612
Chinese Renminbi	58,845	7,727	52,756	6,596

		11,877		9,208

Liabilities
Thai baht	440,008	12,735	292,060	7,638
Chinese Renminbi	10,334	1,356	10,499	1,313

		14,091		8,951

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. Thai baht liabilities will be hedged using the Thai baht assets and forward foreign currency contracts in accordance with management’s policy. At June 30, 2007, there were $8,000 selling forward contracts outstanding to hedge the Thai baht net asset position and $1,000 buying forward contracts outstanding to comply with the Thai authority requirement on non-Thai baht long-term loan disbursement. At June 30, 2006, there were no outstanding forward contracts.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. RMB liabilities will be hedged using the RMB assets. At June 30, 2007 and 2006, there were no outstanding forward contracts.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005

(in thousands of U.S. dollars)

Interest rate risk

The Group’s principal interest bearing asset is a short-term managed fund held with a high-quality financial institution. The Group’s principal interest bearing liabilities are bank loans which bear interest at floating rates.

21. Principal subsidiaries

The subsidiaries of the Group are:

Name	Business	Country of Incorporation	Percent Interest

Fabrinet Co., Ltd.	Manufacturing and assembly	Thailand	99.99

Fabrinet USA, Inc.	Marketing and administration	United States of America (California)	100

FBN New Jersey Manufacturing, Inc.	Manufacturing and assembly	United States of America (Delaware)	100

Fabrinet China Holdings	Holding company	Mauritius Island	100

CASIX, Inc. (a wholly-owned subsidiary of Fabrinet China Holdings)	Manufacturing and assembly	People Republic of China	100

E2O Communications Pte Ltd.	Manufacturing and assembly (pending liquidation)	Singapore	100

PT E2O Communications Indonesia (a wholly-owned subsidiary of E2O Communications Pte Ltd.)	Manufacturing and assembly (pending liquidation)	Indonesia	100

FBN Canada Manufacturing, Inc.	Manufacturing and assembly	Canada	100

All subsidiaries are unlisted.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND JUNE 30, 2007

(in thousands of U.S. dollars, except share data)

	September 30, 2007	June 30, 2007
Assets
Current assets
Cash and cash equivalents	$43,293	$40,873
Trade accounts receivable, net	44,969	50,328
Trade accounts receivable, related parties	23,519	26,208
Inventories, net	66,299	76,439
Deferred income taxes	448	669
Prepaid expenses and other current assets	5,199	3,386

Total current assets	183,727	197,903

Non-current assets
Property, plant and equipment, net	52,427	39,846
Deferred income taxes	1,580	1,726
Deposits and other non-current assets	609	606

Total non-current assets	54,616	42,178

Total assets	$238,343	$240,081

Liabilities and shareholders’ equity
Current liabilities
Short-term loans and long-term loans from banks, current portion	$6,593	$25,673
Trade accounts payable	38,814	38,805
Trade accounts payable, related parties	8,471	8,823
Construction payable	11,775	3,485
Other payable, related party, current portion	2,509	3,151
Income tax payable	1,367	1,875
Accrued payroll, profit sharing and related expenses	6,918	5,411
Deferred revenues, current portion	2,715	2,715
Accrued expenses and other payables	6,685	5,697

Total current liabilities	85,847	95,635

Non-current liabilities
Long-term loans from banks, non-current portion	9,075	9,825
Other payable, related party, non-current portion	1,178	1,755
Deferred revenues, non-current portion	679	1,358
Severance liabilities	2,081	1,953
Other non-current liabilities	2,343	200

Total non-current liabilities	15,356	15,091

Total liabilities	101,203	110,726

Commitments and contingencies (Note 12)
Shareholders’ equity
Ordinary shares (35,000,000 shares authorized, $0.01 par value; 29,795,139 shares and 29,761,539 shares issued and outstanding on September 30, 2007 and June 30, 2007, respectively)	298	298
Additional paid-in capital	26,779	26,473
Warrants	97	97
Retained earnings	109,966	102,487

Total shareholders’ equity	137,140	129,355

Total liabilities and shareholders’ equity	$238,343	$240,081

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

	For the Three-Month Periods Ended September 30,
	2007	2006
Revenues:
Revenues	$117,541	$120,842
Income from production wind-down and transfer agreements	679	2,024

Total revenues	118,220	122,866

Cost of revenues	(102,460)	(105,598)

Gross profit	15,760	17,268
Selling, general and administrative expenses	(4,983)	(4,027)

Operating income	10,777	13,241

Interest income	379	332
Interest expense	(666)	(715)
Foreign exchange loss	(242)	(5)

Income before income taxes	10,248	12,853
Provision for income taxes	(769)	(891)

Net income	$9,479	$11,962

Earnings per share
Basic	$0.32	$0.40
Diluted	0.30	0.39

Weighted average number of ordinary shares outstanding (thousands of shares)
Basic	29,765	29,560
Diluted	31,361	30,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars, except share data)

	Ordinary Share		Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Retained Earnings	Total
	Shares	Amount
For the three-month period ended September 30, 2007

Balances at June 30, 2007	29,761,539	$298	$26,473	$97	$—	$102,487	$129,355
Cumulative effect adjustment of the adoption of FIN 48	—	—	—	—	—	(2,000)	(2,000)
Net income	—	—	—	—	—	9,479	9,479
Share-based compensation expense related to employee share option plan	—	—	273	—	—	—	273
Shares issued under employee share option plan	33,600	—	33	—	—	—	33

Balances at September 30, 2007	29,795,139	$298	$26,779	$97	$—	$109,966	$137,140

For the three-month period ended September 30, 2006

Balances at June 30, 2006	29,560,158	$296	$25,705	$181	$(247)	$52,748	$78,683
Net income	—	—	—	—	—	11,962	11,962
Reversal of deferred compensation related to employee share option plan on application of SFAS 123(R)	—	—	(247)	—	247	—	—
Share-based compensation expense related to employee share option plan	—	—	54	—	—	—	54

Balances at September 30, 2006	29,560,158	$296	$25,512	$181	$—	$64,710	$90,699

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

	For the Three-Month Periods Ended September 30,
	2007	2006
Cash flows from operating activities
Net income for the period	$9,479	$11,962
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	1,764	1,530
Loss (gain) on disposal of property, plant and equipment	3	(1)
Allowance for doubtful accounts	4	(35)
Allowance for warranties	(3)	62
Unrealized loss on exchange rate	—	55
Share-based compensation	273	54
Deferred income tax	367	660
Amortization of deferred revenues	(679)	(2,024)
Accrued income tax	168	—
Provision for severance liabilities	128	236
Inventory obsolescence	(57)	(194)
Changes in operating assets and liabilities
Trade accounts receivable	5,355	(3,623)
Trade accounts receivable, related parties	2,689	3,624
Inventories	10,197	(6,195)
Prepaid expense and other current assets	(1,841)	(651)
Trade accounts payable	9	(5,160)
Trade accounts payable, related parties	(352)	2,083
Other payable, related party	(70)	(3,056)
Income tax payable	(508)	127
Deferred revenues	—	39
Accrued expenses and other payables	2,585	892

Net cash provided by operating activities	29,511	385

Cash flows from investing activities
Purchase of property, plant and equipment	(6,099)	(3,246)
Purchase of assets for lease under direct financing leases	(5)	—
Proceeds from direct financing leases	37	35
Proceeds from disposals of property, plant and equipment	—	85

Net cash used in investing activities	(6,067)	(3,126)

Cash flows from financing activities
Repayments of long-term loans from banks	(830)	(878)
Short-term loans from banks, net	(19,000)	—
Installment payments for production wind-down and transfer agreements and acquisitions	(1,149)	(4,765)
Repayment of capital lease liabilities	(78)	(71)
Proceeds from issue of ordinary shares under employee share option plan	33	—

Net cash used in financing activities	(21,024)	(5,714)

Net increase (decrease) in cash and cash equivalents	$2,420	$(8,455)

Movement in cash and cash equivalents
Cash and cash equivalents at beginning of period	$40,873	$40,063
Increase (decrease) in cash and cash equivalents	2,420	(8,455)
Effect of exchange rate on cash and cash equivalents	—	(18)

Cash and cash equivalents at end of period	$43,293	$31,590

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

1. Business and organization

General

Fabrinet (“Fabrinet” or the “Company”) was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability, and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the “Group”.

The Group provides foundry services to optical communications component, module and subsystem OEMs. The Group’s foundry services include the design and manufacture of application-specific crystals, prisms, lenses, laser components, substrates and other glass and crystal products. Recently, the Group has also begun to provide foundry services to other markets within the optics industry, including the medical, industrial and measurement optics markets.

The Company has the following direct and indirect subsidiaries:

•	Fabrinet Co., Ltd., (“Fabrinet Thailand”) incorporated in Thailand on September 29, 1999;

•	Fabrinet USA, Inc., incorporated in the United States of America in the State of California on October 12, 1999;

•	E2O Communications Pte Ltd., incorporated in Singapore, and PT E2O Communications Indonesia, incorporated in the Republic of Indonesia, were both acquired on December 6, 2004;

•	FBN New Jersey Manufacturing, Inc., incorporated on May 11, 2005;

•	Fabrinet China Holdings, incorporated in Mauritius and CASIX Inc., incorporated in the People’s Republic of China, were both acquired on May 29, 2005;

•	FBN Canada Manufacturing Inc., incorporated in Ottawa, Canada on February 9, 2006; and

•	Fabrinet Pte. Ltd., incorporated in Singapore on November 14, 2007.

Asia Pacific Growth Fund III, L.P. held 57.4% and 57.9% of the Company’s share capital (fully diluted) at September 30, 2007 and June 30, 2007, respectively.

2. Accounting policies

Basis of presentation

The condensed consolidated financial statements of Fabrinet included herein have been prepared on a basis consistent with the June 30, 2007 audited consolidated financial statements, except for the adoption of Financial Accounting Standard Board (“FASB”) interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”), as discussed in Note 8, and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. These condensed consolidated financial statements should be read in conjunction with the June 30, 2007 audited consolidated financial statements and notes thereto. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“US GAAP”). Fabrinet’s results of operations for the three-month periods ended September 30, 2007 and 2006 are not necessarily indicative of future operating results.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Group’s reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of September 30, 2007 and June 30, 2007, substantially all of the Group’s cash and cash equivalents were held in or invested with large creditworthy banks.

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. Accounts receivable from individual customers that were equal to or greater than 10% of accounts receivable as of September 30, 2007 and June 30, 2007 were as follows:

	September 30, 2007	June 30, 2007
Avanex Corporation	29%	23%
JDS Uniphase Corporation	19	20
Finisar Corporation	15	13
EMCORE Corporation	12	10
Opnext, Inc.	*	12
Intel Corporation	*	12

*	Less than 10% of accounts receivable in the period.

Recent accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements. SFAS 157 is effective for the Company beginning in fiscal year 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115”

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company beginning in fiscal year 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

3. Production wind-down and transfer agreements

Fabrinet entered into three production wind-down and transfer agreements with an existing customer, the December 2004 Agreement, the May 2005 Agreement and the February 2006 Agreement, as described in the Group’s annual financial statements. Under the terms of these agreements, Fabrinet received reimbursements of losses on the sale of products and operating and other costs during the operation of the customer’s facilities and recognized income from production wind-down and transfer agreements over the service and production period on a straight-line basis.

Fabrinet recorded the reimbursements as a reduction in cost of revenues of $0 and $5,046 for the three-month periods ended September 30, 2007 and 2006, respectively, and selling, general and administrative expenses of $0 and $2,673 for the three-month periods ended September 30, 2007 and 2006, respectively. Fabrinet also recorded income from production wind-down and transfer agreements of $679 and $2,024 for the three-month periods ended September 30, 2007 and 2006, respectively. As of September 30, 2007, $3,394 of deferred revenue will be recognized over the remaining estimated production period.

4. Earnings per ordinary share

Basic earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period.

Diluted earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and share warrants.

	September 30,
	2007	2006
For the three-month periods ended September 30,
Net income attributable to shareholders	$9,479	$11,962
Weighted average number of ordinary shares outstanding (thousands of shares)	29,765	29,560

Basic earnings per share (in dollars)	$0.32	$0.40

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

Diluted earnings per share is calculated as follows:

	September 30,
	2007	2006
For the three-month periods ended September 30,
Net income used to determine diluted earnings per share	$9,479	$11,962
Weighted average number of ordinary shares outstanding (thousands of shares)	29,765	29,560
Adjustment for incremental shares arising from assumed exercise of share options and share warrants (thousands of shares)	1,596	1,394

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	31,361	30,954

Diluted earnings per ordinary share (in dollars)	$0.30	$0.39

5. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts as of September 30, 2007 and 2006 are as follows:

	Balance at beginning of period	Charged to expenses (income)	Balance at end of period
Allowance for doubtful accounts
Period ended September 30, 2007	$198	$4	$202
Period ended September 30, 2006	$242	$(35)	$207

6. Inventories

	September 30, 2007	June 30, 2007
Raw materials	$36,756	$48,851
Work in progress	26,560	26,703
Finished goods	3,884	4,447
Goods in transit	2,604	—

	69,804	80,001
Less: Inventory obsolescence	(3,505)	(3,562)

Inventories, net	$66,299	$76,439

7. Borrowings

Bank borrowings and long-term debt comprised the following:

	September 30, 2007	June 30, 2007
Short-term bank borrowings	$3,000	$22,000
Long-term loans from banks	12,668	13,498

Total borrowings	$15,668	$35,498

Long-term loans from banks consisted of:
Current portion	$3,593	$3,673
Non-current portion	9,075	9,825

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

Short-term bank borrowings represent promissory notes and packing credits that are due within 1 month to 6 months and bear interest at rates of 7.10% per annum and ranging from 6.94% to 7.15% per annum in the periods ended September 30, 2007 and June 30, 2007. In order to secure a short-term credit facility with a lender, the Group has provided security by the pledge of certain trade receivables.

At September 30, 2007 and June 30, 2007, the Group had outstanding borrowings under long-term loan agreements with banks totalling $12,668 and $13,498, respectively, which consisted of:

Contract No.	Amount		Interest rate per annum (%)	Conditions	Repayment term
	September 30, 2007	June 30, 2007
1	$1,000	$1,000	SIBOR + 1.5% per annum	Repayable in quarterly installments within 8 years	June 2007 - May 2015

2	1,925	2,175	LIBOR + 2.25% per annum	Repayable in 24 installments every 6 months	March 2005 - March 2010

3	253	333	SIBOR + 2.0% per annum	Repayable in quarterly installments within 3 years	May 2005 - April 2008

4	3,500	4,000	SIBOR + 1.5% per annum	Repayable in semi-annually installments within 7 years	April 2004 - February 2011

5	5,990	5,990	SIBOR + 1.5% per annum	Repayable in semi-annually installments within 7 years	June 2005 - November 2011

Total	$12,668	$13,498

The long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $36,337 and $18,882 at September 30, 2007 and June 30, 2007, respectively. The carrying amounts of borrowings are approximately their fair value.

Certain of the long term loans require Fabrinet and its various subsidiaries to comply with covenants, under which the approval of the lenders is required for certain transactions, which include, but are not limited to: incurring additional indebtedness or guarantees; declaration or payment of dividends; and sale or purchase of assets. The covenants also prescribe certain maximum ratios of debt to earnings before interest, taxes and depreciation and amortization, debt to equity or debt to tangible net worth ratios, and minimum levels of interests and debt service coverage ratios.

As of September 30, 2007, the Group was not in compliance with certain quantitative and technical debt covenants under its long-term loan agreements as further described below. In October 2007, the Group received waivers for these violations, including for violations of the following covenants: (i) mortgaging certain assets to a third party under a separate lending agreement, (ii) failing to obtain an annual reassessment of the valuation of certain collateral assets pledged as security under the loan agreements, (iii) failing to open a separate debt service reserve account to fund required principal and interest payments under two of the loans, and (iv) failing to meet its debt-to-equity ratio requirement as of June 30, 2005, its debt-to-equity ratio requirement as of December 31, 2005, and its debt service coverage ratio requirement as of December 31, 2006 for outstanding lines of credit totaling $12,415 at September 30, 2007. In addition to granting these waivers, the lenders agreed to amend certain of the financial ratios and restrictive covenants. Additionally, the lenders required the Group to open a debt service reserve account for principal and interest payments for one of the loans. Since receiving the waivers in October 2007, the Group is in compliance with its loan covenants and expects to continue to be in compliance during the next 12 months.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

In addition to the restrictive covenants, certain of the Group’s packing credits and long-term loans include customary events of default and subjective acceleration clauses. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the period ended September 30, 2007 were as follows:

September 30, 2007
Opening net book amount	$13,498
Additional loans during the period	—
Repayment during the period	(830)

Closing net book amount	$12,668

As of September 30, 2007, future maturities of long-term debt are as follows at each fiscal year ended June 30:

2008	$2,843
2009	3,313
2010	2,750
2011	2,507
2012	797
Thereafter	458

Total	$12,668

Credit facilities:

Unutilized credit facilities at September 30, 2007 and June 30, 2007 totaled:

	September 30, 2007	June 30, 2007
Bank borrowings:
Short-term loans	$39,000	$20,000
Long-term loans	25,000	25,000

8. Income tax

On July 13, 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

The Group adopted FIN 48 on July 1, 2007. As a result of the implementation of FIN 48, the Group recognized a liability for uncertain tax positions related to Group transfer pricing and other tax positions and a cumulative effect adjustment to the beginning balance of retained earnings on the balance sheet of $2,000. As of September 30, 2007, the liability for uncertain tax positions increased to $2,168. The Group does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months.

The Group files several income tax returns in the U.S. and foreign tax jurisdictions. The tax years from 2004 to 2007 remain open to examination by U.S. and state tax authorities, and the tax years from 2003 to 2007 remain open to examination by the foreign tax authorities.

The Group’s income tax is recognized based on the best estimate of the expected annual income tax rate for the full financial year of each entity in the Group. The effective tax rate for the Group for the three-month period ended September 30, 2007 was 7.50% of net income, (September 30, 2006: 6.93%).

9. Share-based compensation and warrants

Share options

The Group accounts for share option plans using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Share-Based Payment (Revised 2004)” (“SFAS 123(R)”). Under the fair value recognition provisions of SFAS 123(R), the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continues to account for outstanding non-vested awards under the provisions of APB 25. Awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS 123(R) are accounted for under the provisions of SFAS 123(R). SFAS 123(R) requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In determining the grant date fair value of those awards, the Group is required to make estimates of the fair value of the Group’s ordinary shares, expected dividends to be issued, expected volatility of the Group’s shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

The effect of recording share-based compensation expense for the three-month periods ended September 30, 2007 and 2006 was as follows:

	September 30, 2007	September 30, 2006
Share-based compensation expense for employee share options
Total share-based compensation expense	$273	$54
Tax effect on share-based compensation expense	—	—

Net effect on share-based compensation expense	$273	$54

Share-based compensation expense was recorded in the consolidated statements of operations as follows: cost of revenues of $123 and $34 for the three-month periods ended September 30, 2007 and 2006, respectively,

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

and SG&A expenses of $150 and $20 for the three-month periods ended September 30, 2007 and 2006, respectively. The Group did not capitalize any share-based compensation expense as part of any assets during the three-month periods ended September 30, 2007 and 2006.

Share option activity

Share options have been granted to directors and employees. At September 30, 2007, Fabrinet had 118,457 ordinary shares available for future option grants to employees and directors under its Amended and Restated 1999 Share Option Plan. The board of directors has the authority to determine the type of option and the number of shares subject to the option. Options generally are vested and become exercisable over a four-year period and have 7 years expiration period. 25 percent of shares subject to option vest 12 months after the vesting commencement date and 1/48 of the shares vest each month for the thirty-six months thereafter.

The following summarizes activities under the Amended and Restated 1999 Share Option Plan:

	Number of shares underlying options		Weighted-average exercise price per share
	Three-month period ended September 30,		Three-month period ended September 30,
	2007	2006	2007	2006
Shares underlying options outstanding at beginning of the period	1,725,575	1,595,138	$1.84	$1.51
Granted	32,600	28,000	4.25	2.87
Exercised	(33,600)	—	1.00	—
Forfeited	(5,000)	(5,150)	2.00	1.84
Expired	(1,775)	(8,100)	1.75	1.65

Shares underlying options outstanding at end of the period	1,717,800	1,609,888	1.91	1.54

Shares underlying options exercisable at end of the period	1,223,625	1,077,291	$1.56	$1.38

The following summarizes information for share options outstanding at September 30, 2007:

Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)
163,400	$1.00	0.27
812,500	1.50	2.69
281,600	1.75	4.26
67,700	2.00	4.63
66,600	2.25	5.43
24,400	2.75	5.77
58,000	3.00	6.15
203,800	3.50	6.18
7,200	4.00	6.65
32,600	4.25	6.92

1,717,800

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

Warrants

In March 2000, the Group granted a contingent warrant to purchase 1,285,714 ordinary shares to a director, employee and founding stockholder in conjunction with the sale of shares to Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific. The contingent warrant vests as shares are sold to third parties or at a rate of one ordinary share subject to the warrant for every four ordinary shares that vest pursuant to options granted under the Amended and Restated 1999 Employee Share Option Plan. The contingent warrant was granted to the individual in his capacity as a shareholder to protect the founding shareholder from dilution and is not tied to his continued service as a director or employee. The Group has accounted for the contingent warrant in accordance with Emerging Issues Task Force (“EITF”) 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and EITF 01-06 The Meaning of “Indexed to a Company’s Own Stock”. The warrant may only be settled by the issuance of ordinary shares and cannot be settled for cash. Pursuant to the EITF guidance, the contingent warrant was accounted for as issued on the date of grant in March 2000 at fair value and recorded as a dividend in shareholders equity. Subsequent exercises are recorded as a reclassification from warrant to ordinary shares. At September 30, 2007 and June 30, 2007, the Group has reserved 97,175 ordinary shares for future exercise of the warrant. The unvested portion of the warrant expires on December 31, 2010.

Other than the warrant described above, there are no outstanding warrants to purchase securities of the Group.

The following summarizes the activities relating to the warrant:

	Number of shares underlying warrant		Weighted-average exercise price per share
	Three-month period ended September 30,		Three-month period ended September 30,
	2007	2006	2007	2006
Shares underlying warrant at beginning of the period	97,175	180,718	$0.01	$0.01
Exercised	—	—	—	—

Shares underlying warrant at end of the period	97,175	180,718	0.01	0.01

Exercisable shares underlying warrant at end of the period	20,621	28,104	$0.01	$0.01

The following summarizes information for the warrant outstanding at September 30, 2007:

Number of shares underlying warrant	Exercise price	Weighted average exercise price	Weighted average remaining contractual life
97,175	$0.01	$0.01	3.25

10. Shareholders’ equity

Share capital

The total authorized number of ordinary shares is 35 million shares with a par value of $0.01 per share. All issued shares are of the same class, ordinary shares.

For the three-month period ended September 30, 2007, option holders exercised 33,600 shares underlying options to purchase 33,600 shares, resulting in 33,600 ordinary shares being issued for consideration of $1 per share. All issued shares are fully paid.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

During the three-month period ended September 30, 2006, there were no warrants or options exercised.

11. Related party transactions and balances

JDS Uniphase Corporation, a customer and shareholder of Fabrinet, held 6.4% of the Company’s share capital (fully diluted) at September 30, 2007 and June 30, 2007. Until August 2007, a representative from JDS Uniphase Corporation served as a director of Fabrinet.

A director and shareholder of Finisar Corporation, a customer of Fabrinet, is a director of Fabrinet.

Asia Pacific Growth Fund III, L.P. held 57.4% and 57.9% of the Company’s share capital (fully diluted) at September 30, 2007 and June 30, 2007, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

The following transactions were carried out with related parties:

	Three-month period ended September 30,
	2007	2006
Revenues
Sales of goods:
JDS Uniphase Corporation	$21,011	$37,847
Finisar Corporation	18,029	19,210

	$39,040	$57,057

	Three-month period ended September 30,
	2007	2006
Cost of revenues
Purchases of goods:
JDS Uniphase Corporation	$7,497	$13,497
Finisar Corporation	7,538	12,637

	$15,035	$26,134

	September 30, 2007	June 30, 2007
Trade accounts receivable
JDS Uniphase Corporation	$13,016	$15,809
Finisar Corporation	10,503	10,399

	$23,519	$26,208

	September 30, 2007	June 30, 2007
Trade accounts payable
JDS Uniphase Corporation	$4,824	$5,518
Finisar Corporation	3,647	3,305

	$8,471	$8,823

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

	September 30, 2007	June 30, 2007
Other payable
JDS Uniphase Corporation—current portion	$2,268	$2,840
JDS Uniphase Corporation—non-current portion	1,178	1,755

	$3,446	$4,595

Other payable represents the remaining balances under the May 2005 Agreement (Note 3).

12. Commitments and contingencies

Bank guarantees

At September 30, 2007 and June 30, 2007, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $603 and $456, respectively.

Operating lease commitments

The Group leases a portion of its capital equipment, and certain land and buildings for its facilities in Thailand, China and New Jersey, under operating lease arrangements that expire in various years through 2014. Rental expense under these operating leases amounted to $397 and $357, for the period ended September 30, 2007 and 2006, respectively.

As of September 30, 2007, the future minimum lease payments due under non-cancelable leases are as follows at each fiscal year ended June 30:

2008	$1,185
2009	1,288
2010	1,225
2011	991
2012	991
Thereafter	1,816

Total minimum operating lease payments	$7,496

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

At September 30, 2007 and June 30, 2007, there were outstanding commitments to third parties relating to the development of new factory sites of $6,456 and $18,795, respectively.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of U.S. dollars)

13. Business segments and geographic information

The Group evaluates its reportable segments in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS 131 and the FASB’s Emerging Issues Task Force Abstracts No. 04-10, “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is Fabrinet’s board of directors. As of September 30, 2007, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in four geographic regions: North America, Asia, Europe and Australia. The following table presents total revenues by geographic regions:

	Three-month period ended
	September 30, 2007	September 30, 2006
North America	$74,978	$80,920
Asia	36,394	36,438
Europe	5,593	3,995
Australia	1,255	1,513

	$118,220	$122,866

Total revenues are attributed to a particular geographic area based on the location to which the customer’s order is shipped. All the long-lived assets are based in the Asia region.

Significant customers

Total revenues, by percentage, from individual customers representing greater than 10% of total revenues in the respective periods were as follows:

	Three-month period ended
	September 30, 2007	September 30, 2006
Avanex Corporation	19%	25%
JDS Uniphase Corporation	18	31
Finisar Corporation	15	13
Opnext, Inc.	15	*
EMCORE Corporation	11	*

*	Less than 10% of revenues in the period.

Due to the nature of the Group’s business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be less significant in the next. The loss of any single significant customer could have a material adverse effect on the Group’s results from operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the common stock being registered. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fees and the stock exchange listing fee.

Amount
Securities and Exchange Commission registration fee		$7,675
Financial Industry Regulatory Authority filing fee		25,500
New York Stock Exchange listing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

Pursuant to the form of Indemnification Agreement filed as Exhibit 10.8 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification by the underwriters of Fabrinet, our directors and officers who sign the registration statement and persons who control Fabrinet, under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding securities recently sold by the registrant within the last three years which were not registered under the Securities Act.

(i) Since September 30, 2004, the registrant has granted to directors, officers, employees and consultants, options to purchase an aggregate of 921,000 ordinary shares at exercise prices ranging from $1.75 to $4.25 per ordinary share and has issued 216,438 ordinary shares upon exercise of options.

(ii) Since September 30, 2004, the registrant issued to one accredited investor who is a director and officer 127,953 shares upon exercises of a warrant.

The issuances of certain securities described in paragraph (i) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 and otherwise made in compliance with the requirements of Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with the registrant, to information about the registrant.

The securities described in paragraph (ii) above were issued upon exercises of the warrant in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. Among other factors, we based our reliance on the referenced exemption upon the representations made by holder of the warrant to us in the warrant, the holder’s status as both an accredited investor and a sophisticated investor, and the fact that the warrant and underlying common stock were offered only to the single holder and not to any other investors.

None of the transactions described above was an underwritten public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Memorandum and Articles of Association.

4.1*	Specimen Ordinary Share Certificate.

5.1*	Opinion of Walkers, special counsel to the registrant, regarding the validity of the registrant’s ordinary shares being registered.

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, counsel to the registrant, regarding certain United States tax matters.

10.1.1+**	Fabrinet Amended and Restated 1999 Share Option Plan.

10.1.2+**	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan.

10.2**	Common Share Warrant issued in favor of David T. Mitchell.

10.3.1+**	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.

10.3.2+**	Amendment to Harpal Gill Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.

10.4+**	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and the registrant.

10.5+**	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.

10.6.1+**	Employment Agreement, dated January 8, 2001, by and between Nat Mani and Fabrinet USA, Inc.

10.6.2+**	Amendment to Employment Agreement, dated October 1, 2007, by and between Nat Mani and Fabrinet USA, Inc.

10.7+**	Employment Agreement, dated October 1, 1999, by and between Dr. Teera Achariyapaopan and Fabrinet Co., Ltd.

Exhibit Number	Description
10.8*+	Form of Indemnification Agreement.

10.9***	Volume Supply Agreement, dated May 6, 2004, by and between Avanex, Inc. and the registrant.

10.10**	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.

10.11**	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co., Ltd.
10.12**	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.

10.13**	Credit Facility Agreement, dated December 15, 2006, by and among Fabrinet Co., Ltd., the registrant, and ABN AMRO Bank N.V.

10.14**	Loan Agreement, dated March 4, 2005, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand (in Thai with English translation).

10.15**	Loan Agreement, dated September 25, 2006, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand (in Thai with English translation).

10.16.1**	Memorandum regarding Informing, Waiving and Amending Loan Conditions and Covenants, dated September 24, 2007, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand (in Thai with English translation).

10.16.2**	Consent Letter, dated October 12, 2007, by and between Export-Import Bank of Thailand and Fabrinet Co., Ltd. (in Thai with English translation).

10.17**	Loan Agreement, dated March 4, 2004, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).

10.18**	Loan Agreement, dated June 6, 2005, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).

10.19**	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).

10.20**	Approval of Amendment and Waiver Letter, dated October 18, 2007, by and among the registrant, Fabrinet Co., Ltd. and TMB Bank Public Company Limited (in Thai with English translation).

10.21**	Land and Buildings Lease Agreement, dated April 30, 2004, by and between Chokchai International Co., Ltd. and Fabrinet Co., Ltd. (in Thai with English translation).

10.22**	Lease Agreement, dated January 1, 2007, by and between Donly Corporation and FBN NJ Holdings Corp. DBA VitroCom.

10.23**	Land Sale Agreement, dated September 4, 2006, by and between Mr. Somchai Boonsri as the Seller and Fabrinet Co., Ltd. as the Buyer (in Thai with English translation).

10.24**	Land Mortgage Agreement, dated April 9, 2004, as amended on June 7, 2005, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation).

10.25**	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation).

10.26**	Land Sale Agreement, dated April 9, 2004, by and between Thai Day Dot Com Co., Ltd. as the Seller and Fabrinet Co., Ltd. as the Buyer (in Thai with English translation).

10.27†**	Contract Manufacturing Agreement, dated November 15, 2004, by and between the registrant and JDS Uniphase Corporation.

Exhibit Number	Description

10.28†**	Volume Supply Agreement, dated June 14, 2000, by and between the registrant and Finisar Corporation.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers ABAS Limited.

23.2*	Consent of Walkers (included in Exhibit 5.1).

24.1**	Power of Attorney.

+	Indicates management contract or compensatory plan.
*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to Exhibit 10.12 to Avanex’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 as filed with the Securities and Exchange Commission on February 14, 2006.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial statement schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on January 30, 2008.

FABRINET

By:	/S/ DAVID T. MITCHELL
Name:	David T. Mitchell
Title:	Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/S/ DAVID T. MITCHELL David T. Mitchell	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	January 30, 2008

/S/ MARK J. SCHWARTZ Mark J. Schwartz	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 30, 2008

* Mark A. Christensen	Director	January 30, 2008

* Ta-lin Hsu	Director	January 30, 2008

* Frank H. Levinson	Director	January 30, 2008

* Rollance E. Olson	Director	January 30, 2008

* Virapan Pulges	Director	January 30, 2008

*By:	/S/ MARK J. SCHWARTZ
Mark J. Schwartz Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Memorandum and Articles of Association.

4.1*	Specimen Ordinary Share Certificate.

5.1*	Opinion of Walkers, special counsel to the registrant, regarding the validity of the registrant’s ordinary shares being registered.

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, counsel to the registrant, regarding certain United States tax matters.

10.1.1+**	Fabrinet Amended and Restated 1999 Share Option Plan.

10.1.2+**	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan.

10.2**	Common Share Warrant issued in favor of David T. Mitchell.

10.3.1+**	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.

10.3.2+**	Amendment to Harpal Gill Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.

10.4+**	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and the registrant.

10.5+**	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.

10.6.1+**	Employment Agreement, dated January 8, 2001, by and between Nat Mani and Fabrinet USA, Inc.

10.6.2+**	Amendment to Employment Agreement, dated October 1, 2007, by and between Nat Mani and Fabrinet USA, Inc.

10.7+**	Employment Agreement, dated October 1, 1999, by and between Dr. Teera Achariyapaopan and Fabrinet Co., Ltd.

10.8*+	Form of Indemnification Agreement.

10.9***	Volume Supply Agreement, dated May 6, 2004, by and between Avanex, Inc. and the registrant.

10.10**	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.

10.11**	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co., Ltd.

10.12**	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.

10.13**	Credit Facility Agreement, dated December 15, 2006, by and among Fabrinet Co., Ltd., the registrant, and ABN AMRO Bank N.V.

10.14**	Loan Agreement, dated March 4, 2005, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand (in Thai with English translation).

10.15**	Loan Agreement, dated September 25, 2006, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand as (in Thai with English translation).

Exhibit Number	Description

10.16.1**	Memorandum regarding Informing, Waiving and Amending Loan Conditions and Covenants, dated September 24, 2007, by and between Fabrinet Co., Ltd. and Export-Import Bank of Thailand (in Thai with English translation).

10.16.2**	Consent Letter, dated October 12, 2007, by and between Export-Import Bank of Thailand and Fabrinet Co., Ltd. (in Thai with English translation).

10.17**	Loan Agreement, dated March 4, 2004, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).
10.18**	Loan Agreement, dated June 6, 2005, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).

10.19**	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation).

10.20**	Approval of Amendment and Waiver Letter, dated October 18, 2007, by and among the registrant, Fabrinet Co., Ltd. and TMB Bank Public Company Limited (in Thai with English translation).

10.21**	Land and Buildings Lease Agreement, dated April 30, 2004, by and between Chokchai International Co., Ltd. and Fabrinet Co., Ltd. (in Thai with English translation).

10.22**	Lease Agreement, dated January 1, 2007, by and between Donly Corporation and FBN NJ Holdings Corp. DBA VitroCom.

10.23**	Land Sale Agreement, dated September 4, 2006, by and between Mr. Somchai Boonsri as the Seller and Fabrinet Co., Ltd. as the Buyer (in Thai with English translation).

10.24**	Land Mortgage Agreement, dated April 9, 2004, as amended on June 7, 2005, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation).

10.25**	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation).

10.26**	Land Sale Agreement, dated April 9, 2004, by and between Thai Day Dot Com Co., Ltd. as the Seller and Fabrinet Co., Ltd. as the Buyer (in Thai with English translation).

10.27†**	Contract Manufacturing Agreement, dated November 15, 2004, by and between the registrant and JDS Uniphase Corporation.

10.28†**	Volume Supply Agreement, dated June 14, 2000, by and between the registrant and Finisar Corporation.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers ABAS Limited.

23.2*	Consent of Walkers (included in Exhibit 5.1).

24.1**	Power of Attorney.

+	Indicates management contract or compensatory plan.
*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to Exhibit 10.12 to Avanex’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 as filed with the Securities and Exchange Commission on February 14, 2006.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.